  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER ___, 1997
                                                   REGISTRATION NO. 333-______
-------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

-------------------------------------------------------------------------------


                           LAKE ARIEL BANCORP, INC.
            (Exact name of registrant as specified in its charter)

          PENNSYLVANIA                                          6711                                           23-2244948
(State or other jurisdiction of                     (Primary Standard Industrial                            (I.R.S. Employer
 incorporation or organization)                      Classification Code Number)                           Identification No.)

         POST OFFICE BOX 67, ROUTE 191, LAKE ARIEL, PENNSYLVANIA 18436
                           TELEPHONE: (717) 698-5695
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   JOHN G. MARTINES, CHIEF EXECUTIVE OFFICER
                           LAKE ARIEL BANCORP, INC.
         POST OFFICE BOX 67, ROUTE 191, LAKE ARIEL, PENNSYLVANIA 18436
                           TELEPHONE: (717) 698-5695
           (Name, address, including ZIP code, and telephone number,
                  including area code, of agent for service)

                                With a Copy To:
     JOHN B. LAMPI, ESQUIRE                      WESLEY R. KELSO, ESQUIRE
     Schnader Harrison Segal & Lewis LLP         Stevens & Lee
     30 North Third Street, Suite 700            One Penn Square, 2nd Floor
     Harrisburg, Pennsylvania  17101             Lancaster, Pennsylvania  17602
     Telephone:  (717) 231-4000                  Telephone:  (717) 399-6632

Approximate date of commencement of the proposed sale of securities to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        Calculation of Registration Fee

===================================================================================================================================
                                                              Proposed maximum           Proposed maximum
   Title of each class of                  Amount to           offering price           aggregate offering           Amount of
 securities to be registered            be registered(1)         per unit(2)                 price(2)           registration fee(2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par Value $0.21 Per Share     805,000                $18.00                   $14,490,000              $4,390.91
===================================================================================================================================

(1) Based upon the maximum number of shares of the Common Stock that may be issued under this registration statement, including 105,000 shares of Common Stock that may be issued upon the exercise of the Underwriter's over-allotment option.
(2) Estimated solely for the purpose of determining the registration fee and based upon the average of the bid and asked prices of the Common Stock, as quoted on the Nasdaq Small-Cap Market on November 14, 1997, pursuant to Rule 457(c).
                        ------------------------------

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------


                        Index to Exhibits on Page R-11

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                SUBJECT TO COMPLETION, DATED ________ ___, 1997

PROSPECTUS

                                700,000 Shares

                           LAKE ARIEL BANCORP, INC.
                              Holding Company for
                                 [INSERT LOGO]

                                 Common Stock
                           -------------------------

         Lake Ariel Bancorp, Inc. (the "Company") hereby offers for sale 700,000 shares of its common stock, par value $0.21 per share (the "Common Stock"), at an offering price of $______ per share (the "Offering"). The Common Stock is traded on the Nasdaq National Market under the symbol "LABN." On November ___, 1997, the last reported sale price of the Common Stock was $______ per share. See "Underwriting" for information relating to determination of the offering price in the Offering.

         INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 9.

         THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                           -------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
         HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


====================================================================================================================
                                                                          Underwriting                 Proceeds to
                                            Price to Public                Discount(1)                 Company(2)
--------------------------------------------------------------------------------------------------------------------
Per Share...........................           $________                    $________                   $________
--------------------------------------------------------------------------------------------------------------------
Total(3)............................           $________                    $________                   $________
====================================================================================================================

(1) The Company has agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $________.
(3) The Company has granted the Underwriter a 30-day option to purchase up to an additional 105,000 shares of Common Stock, on the same terms and conditions as set forth above, to cover over-allotments. If all of such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $________, $________ and $________, respectively. See "Underwriting."

                           -------------------------

         The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Janney Montgomery Scott Inc. on or about ________ ___, 1997.


                         JANNEY MONTGOMERY SCOTT INC.

              The date of this Prospectus is ________ ___, 1997.

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of such documents may be obtained through the Commission's Internet address at http://www.sec.gov. The Common Stock is authorized for quotation on the Nasdaq Small-Cap Market and, accordingly, such materials and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission under the Securities Act of 1993, as amended (including the rules and regulations thereunder, the "Securities Act"), a Registration Statement on Form S-2 (No. 333-________) (including all amendments and exhibits thereto, the "Registration Statement") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         The Company will furnish to its shareholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                     INFORMATION INCORPORATED BY REFERENCE

         There are hereby incorporated by reference into this Prospectus and made a part hereof the following documents filed by the Company with the Commission pursuant to the Exchange Act: (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) the Proxy Statement for the 1997 Annual Meeting of Shareholders; (iii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997; (iv) Current Reports on Form 8-K filed on May 7 and September 19, 1997; and (v) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment thereto or report filed under the Exchange Act for the purpose of updating such description.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Any person to whom a copy of this Prospectus is delivered may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents, unless such exhibits are specifically incorporated by reference herein. Requests should be directed to Joseph J. Earyes, CPA, Chief Financial Officer, Lake Ariel Bancorp, Inc., Financial Center - Oppenheim Building, 409 Lackawanna Avenue, Suite 201, Scranton, Pennsylvania 18503-2045; (717) 343-8200.

                           LAKE ARIEL BANCORP, INC.
                   SERVICE AREA MAP OF BANKING LOCATIONS OF
                                 LA BANK, N.A.


          [Map of Service Area Describing Locations of Bank Branches]

                              PROSPECTUS SUMMARY

         The following is a summary of certain information contained elsewhere in this Prospectus. This summary is provided for convenience, it should not be considered complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Prospectus. Cross references in this summary are to captions appearing in the body of this Prospectus. Except as otherwise noted, all information contained in this Prospectus assumes the Underwriter's over-allotment option is not exercised.

         The Company is a Pennsylvania business corporation headquartered in Lake Ariel, Pennsylvania, and is a registered bank holding company. The Company was organized in May of 1983, and has one wholly-owned subsidiary, LA Bank, N. A. ("LA Bank").

         LA Bank was founded in 1910 and is a national banking association and a member of the Federal Reserve System ("FRB"). LA Bank is a full-service commercial bank providing a range of services, including time and demand deposit accounts, consumer, commercial and mortgage loans, and credit cards to individuals and small to medium-sized businesses in its Northeastern Pennsylvania market area. LA Bank has fourteen (14) branch locations located in Lackawanna, Monroe, Pike and Wayne Counties.

         LA Bank has two subsidiaries: LA Lease, Inc., a business unit that engages in consumer and commercial leasing; and Ariel Financial Services, Inc., a newly formed business unit which will offer stocks, bonds, annuities and other insurance-related products.

         Since December 31, 1994, the Company has grown substantially. Total assets have grown from $236.1 million at December 31, 1994 to $363.6 million at September 30, 1997. Total deposits have grown from $192.2 million at December 31, 1994 to $278.1 million at September 30, 1997, while net loans have grown from $135.0 million at December 31, 1994 to $200.1 million at September 30, 1997. The Company believes its growth has been driven by the successful execution of its operating strategy, the key elements of which include:

         Maintaining a Community Focus. Northeastern Pennsylvania represents a stable banking market with a diversified economy. LA Bank offers individuals and small to medium-sized businesses a wide array of banking products, informed and friendly service, extended operating hours, consistently applied credit policies, and local, timely decision making. All LA Bank customers are afforded direct access to LA Bank's President and other executive officers.

         Aggressively Expanding the Branch System. Management plans to continue developing a cohesive network of branches that will more thoroughly serve LA Bank's designated market area and will successfully penetrate new markets in adjacent counties and municipalities. A significant portion of the capital raised from this Offering will be used to fund the construction and/or acquisition of new branch locations in contiguous counties where significant opportunities exist to capture market share.

         Capitalizing on Market Dynamics; Providing Attentive and Personalized Service. The counties in which LA Bank competes have seen a significant number of larger competitors acquired by large, out-of-market banking institutions (PNC Bank Corp./First Eastern Corp., CoreStates Bank, N.A./Third National Bank & Trust Company, Mellon Bank, N.A./United Penn Bank, First Empire Corp./ONBANCorp/Franklin First Savings Bank, First Union National Bank/First Fidelity). The ensuing cultural changes in these banking institutions have resulted in a change in their product and service offerings. The Company has capitalized on these dynamics by offering a community banking alternative to consumers and small businesses based upon responsiveness, informed and friendly service, and consistently applied credit policies and complemented by timely, local decision making and easily accessible executive management.

         Building a Sales and Service Culture. The Company instills a sales and service oriented culture in its branch and lending personnel in order to build customer relationships and maximize cross-selling opportunities. The Company offers meaningful sales-based incentives to all customer contact employees.

         Attracting Highly Experienced Personnel. LA Bank's executive officers have a combined 55 years of banking experience in the market. LA Bank's commercial lenders have a combined 77 years of experience in providing high-quality service to small and medium-sized businesses in the region. As a result of continued bank consolidation in the area, LA Bank has been able to attract and retain experienced branch and lending personnel from much larger institutions, who prefer to work within a community-oriented organization serving consumers and small business people.

         New Financial Center. The Company has consolidated its entire operations and administration functions in the historic Oppenheim Building in Scranton, Pennsylvania. This newly renovated building is the focal point of a downtown revitalization program centered around the Mall at Steamtown in the central business district of Scranton. This downtown presence should provide LA Bank with a much higher profile in the marketplace. In conjunction with this relocation, LA Bank has upgraded its computer and data processing systems to handle more than twice the account volume that the systems are currently supporting in anticipation of future growth.

Financial highlights of the Company and LA Bank include the following:

         Profitability. The Company has been profitable since its formation in 1983. Net income increased to $2.4 million for the nine months ended September 30, 1997 from $2.3 million for the nine months ended September 30, 1996. Net income increased to $3.0 million for the year ending December 31, 1996 from $2.1 million for the year ended December 31, 1994, an increase of 42.8%. Return on average equity has consistently been above 13.0% for the last five years and increased to 14.7% for the nine months ended September 30, 1997 from 13.1% for the year ended December 31, 1994.

         Deposit/Loan Growth. Deposits have grown from $192.2 million at December 31, 1994 to $278.1 million at September 30, 1997, an increase of 44.7%. The Company aggressively seeks to leverage deposit inflows into new loan originations of residential mortgage, consumer, and commercial business loans. As a result, total loans have grown from $136.5 million at December 31, 1994 to $202.4 million at September 30, 1997, an increase of 48.2%.

         Asset Quality. LA Bank maintains a strong credit culture and emphasizes conservative underwriting standards. Despite the rapid loan growth, LA Bank's ratio of nonperforming assets to total assets was 0.72% at September 30, 1997, compared to 1.31% at December 31, 1994, while the allowance for possible credit losses as a percentage of net loans has remained in excess of 1.00%. At September 30, 1997, the allowance for possible credit losses as a percentage of net loans was 1.06%. The allowance for possible credit losses as a percentage of nonperforming loans increased to 96.14% at September 30, 1997 from 51.39% at December 31, 1994.

         Asset/Liability Management. The Company carefully manages its asset and liability growth and inherent interest rate risk by utilizing deposit pricing and matched funding programs to fund loan originations and securities purchases. As a result, the Company's securities portfolio, which consists almost entirely of triple A rated securities, has grown to $121.8 million at September 30, 1997 from $76.7 million at December 31, 1994. The Company believes that its investment strategy and asset/liability modeling techniques have allowed, and will continue to allow, it to stabilize net earnings in changing interest rate environments.

         Dividends. The Company has paid dividends since 1983. Since that time, the Company has paid a cash dividend each quarter, and has annually increased dividends. The expected current annual cash dividend rate is $0.375 per share. The Company has also paid 5% stock dividends in October of 1997 and 1996, and declared a two-for-one stock split in November 1997.

         LA Bank is a member of the FRB and its deposits are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC") to the fullest extent provided by law. The Company is headquartered at P.O. Box 67, Route 191, Lake Ariel, Pennsylvania 18436, and its telephone number is (717) 698- 5695. The principal executive offices of LA Bank are located at Financial Center - Oppenheim Building, 409 Lackawanna Avenue, Suite 201, Scranton, Pennsylvania 18503, and its telephone number is (717) 343-8200. LA Bank's Internet address is http://www.labank.com.

                                 The Offering

Common Stock offered by
   the Company............................  700,000 shares

Common Stock outstanding
    prior to the Offering.................  3,734,766 shares

Common Stock outstanding
   after the Offering.....................  4,434,766 shares

Dividends.................................  Currently paid quarterly at the annual rate of $0.375 per share.
                                            Purchasers in this Offering will first be eligible to receive dividends in March 1998.  See "Market For Common Stock And Related
                                            Shareholder Matters - Dividends."

Use of Proceeds...........................  The Company intends to contribute the net proceeds from the Offering to LA Bank.  LA Bank expects to use the net proceeds to fund branch expansion and to support growth in its loan and securities portfolio.
                                            The capital provided by the Offering will support the growth of LA
                                            Bank, including future branch expansion.  See "Use Of Proceeds."

Nasdaq National Market Symbol.............  LABN

                 Summary Selected Consolidated Financial Data

         The following is selected Consolidated Financial Data for the Company at and for the nine months ended September 30, 1997 and 1996 and for each of the five years in the period ended December 31, 1996. The following financial data is qualified by reference to the more detailed information contained in the consolidated financial statements and notes thereto included elsewhere herein. See "Consolidated Financial Statements." The results of operations for the nine months ended September 30, 1997 and 1996 are not audited but, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations of such periods have been included. The results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the full year or for any other interim period. The data for each of the five years ended December 31, 1996 are derived from the Company's audited, consolidated financial statements for such periods which have been audited by Parente, Randolph, Orlando, Carey & Associates, independent certified public accountants.

                              At or for the Nine
                                 Months Ended
                                 September 30,                  At or for the Year Ended December 31,
                            ----------------------  ---------------------------------------------------------
                                 1997        1996        1996        1995        1994        1993       1992
                            ----------------------  ---------------------------------------------------------
                                                         (In thousands, except per share data and ratios)

Income Statement Data:
Total interest income....... $ 18,252   $  14,924   $  20,275   $  18,548   $  14,157   $  10,898   $  10,037
Total interest expense......    9,910       7,422      10,183       9,514       5,967       4,269       4,567
                            ----------  ---------   ---------   ---------   ---------   ---------   ---------
Net interest income.........    8,342       7,502      10,092       9,034       8,190       6,629       5,470

Provision for possible
  credit losses.............      730         425         650         810         375         640         831
Other operating income......    2,324       1,889       2,706       2,481       1,679       2,303       1,613
Other operating expenses....    6,774       5,853       7,997       7,763       6,831       5,591       4,562
Federal income taxes........      765         835       1,120         635         535         606         362
                            ----------  ---------   ---------   ---------   ---------   ---------   ---------

Net income.................. $  2,397   $   2,278   $   3,031   $   2,307   $   2,128   $   2,052   $   1,328
                            =========   =========   =========   =========   =========   =========   =========

Per Share Data:
Earnings per share(1)(2).... $   0.63   $    0.62   $    0.82   $    0.63   $    0.59   $    0.76   $    0.52
Cash dividends declared
  per share(2)..............     0.25        0.22        0.32        0.27        0.25        0.19        0.16
Book value per share(3).....     6.21        5.53        5.72        5.60        4.59        4.52        3.38
Average shares
  outstanding(2)............    3,839       3,698       3,686       3,641       3,595       2,699       2,575

Balance Sheet Data:
Total assets................ $363,621   $ 284,236   $ 297,906   $ 251,859   $ 236,125   $ 169,189   $ 132,690
Total loans, net............  200,221     171,488     175,990     152,306     135,018     109,302      93,176
Total securities............  121,781      87,101      87,000      73,169      76,677      40,151      24,107
Total deposits..............  278,137     239,722     253,196     208,759     192,187     146,054     122,173
FHLB advances - long term...   48,328      15,125      20,023      15,156      15,219         281           -
Total shareholders' equity..   23,183      20,447      21,172      19,509      15,799      16,272       9,321

Performance Ratios:
Return on average assets(4).     0.94%       1.12%       1.09%       0.92%       1.04%       1.40%       1.09%
Return on average
 shareholders' equity(4)....    14.67       15.14       14.97       13.17       13.07       19.44       15.01
Net interest margin (4)(5)..     3.87        4.24        4.20        4.15        4.71        5.36        5.23
Total other operating
  expenses as a percentage
  of average assets(4)......     2.67        2.88        2.89        3.09        3.35        3.81        3.72


                              At or for the Nine
                                 Months Ended
                                 September 30,                  At or for the Year Ended December 31,
                            ----------------------  ---------------------------------------------------------
                                 1997        1996        1996        1995        1994        1993       1992
                            ----------------------  ---------------------------------------------------------

Asset Quality Ratios:
Allowance for possible
   credit losses as a
   percentage of loans,
   net......................     1.06%       1.04%       1.03%       1.08%       1.11%       1.41%       1.35%
Allowance for possible
  credit loan losses as a
  percentage of
  nonperforming loans(6)....    96.14       87.16       82.88       48.46       51.39       50.03       40.95
Nonperforming loans as a
  percentage of total loans,
  net(6)....................     1.03        0.88        1.24        2.19        2.13        2.78        3.24
Nonperforming assets as a
  percentage of total
  assets(6).................     0.72        0.80        1.02        1.36        1.31        1.89        3.09
Net charge-offs as a
  percentage of average net
  loans.....................     0.22        0.19        0.30        0.45        0.35        0.35        0.79

Liquidity and Capital Ratios:
Equity to assets(7).........     6.43%       7.19%       7.11%       7.75%       6.69%       9.62%       7.02%
Tier 1 capital to
  risk-weighted assets(8)...    10.46       12.44       11.72       12.75       12.47       14.56        9.67
Leverage ratio(8)(9)........     6.69        7.49        7.41        7.59        8.51       10.85        7.19
Total capital to
  risk-weighted assets(8)...    11.45       13.46       12.72       13.82       13.55       15.81       10.92
Dividend payout ratio.......    35.06       35.12       39.14       42.13       42.15       24.51       30.26

------------------------------
(1)      Based upon average shares and common share equivalents outstanding.
(2) Average shares outstanding and per common share data are adjusted for 5% stock dividends issued October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997.
(3) Based upon total shares issued and outstanding at the end of each respective period adjusted for 5% stock dividends issued October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997.
(4)      Annualized ratios at September 30, 1997 and 1996.
(5) Represents net interest income as a percentage of average total interest-earning assets, calculated on a tax-equivalent basis.
(6) Nonperforming loans are comprised of (i) loans which are on a nonaccrual basis, (ii) accruing loans that are 90 days or more past due, and (iii) restructured loans. Nonperforming assets are comprised of nonperforming loans and foreclosed real estate (assets acquired in foreclosure).
(7)      Based upon average balances for the respective periods.
(8) Based on the FRB risk-based capital guidelines, as applicable to the Company. LA Bank is subject to similar requirements imposed by the Office of the Comptroller of the Currency (the "OCC").
(9) The leverage ratio is defined as the ratio of Tier 1 capital to average total assets less intangible assets.

                                 RISK FACTORS

         When used in this Prospectus, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers that all forward-looking statements, which speak only as of the date made, and to advise readers that various risks and uncertainties, including regional and national economic conditions, changes in market interest rates, credit risks of lending activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The risks highlighted herein should not be assumed to be the only risks that could affect future performance of the Company. See also "Management's Discussion And Analysis Of Financial Condition And Results Of Operations Factors That May Affect Future Results."

Ability of the Company to Implement its Growth Strategy and Manage Growth

         The Company's goal is to open, on average, three new branches per year in 1998 and 1999. In the last twelve months, the Company has opened four new branches in areas with significant concentrations of commercial activity as part of its growth strategy. The Company believes it has in place the management, systems, including data processing systems, internal controls and strong credit culture to support continued growth and expansion. However, the Company's continued growth and expansion depends on the ability of its officers and key employees to manage such growth effectively, to attract and retain skilled employees and to maintain adequate internal controls and a strong credit culture. Accordingly, there can be no assurance that the Company will be successful in achieving its expansion goals, and the failure to do so could adversely affect the Company's financial condition and results of operations.

         One result of adding new branches is an increase in noninterest expense. These costs are associated with branch construction and renovation, increased staffing and equipment necessary to operate new branches. Since branch expansion is a key part of the Company's growth plans, purchasers of Common Stock should expect noninterest expense to increase.

Limited Public Market for Common Stock

         The Company's Common Stock is traded on the Nasdaq National Market. Trading volume has averaged approximately 1,320 shares per day for the first three quarters of 1997. Accordingly, a regular and active market has not yet developed. Upon completion of the Offering, the number of outstanding shares of Common Stock will increase by at least 700,000 shares. The Offering will materially increase the number of shares of Common Stock held by non-affiliates. However, no assurance can be given that an active market will develop, and the price of the Common Stock may remain susceptible to short-term volatility caused by large trades. See "Market For Common Stock And Related Shareholder Matters" and "Security Ownership Of Certain Beneficial Owners And Management."

Competition

         LA Bank faces significant competition from many other banks, savings institutions and other financial institutions which have branch offices or otherwise operate in LA Bank's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than LA Bank, including a larger capital base that allows them to attract customers seeking larger loans than LA Bank is able to make and offer services that LA Bank does not currently offer. LA Bank also faces competition from the large number of community banks headquartered in LA Bank's market area, which focus on the same customers and offer similar services. See "Business - Competition."

Reliance on Existing Management

         The operations of the Company to date have been largely dependent on existing management. The loss to the Company of one or more of its existing executive officers could have a material adverse effect on its business and results of operations. The Company has entered into employment agreements with certain of the executive officers of the Company and LA Bank. See "Management
- Executive Officers," "- Executive Employment Agreements."

Economic Conditions and Related Uncertainties

         Commercial banking is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, scarce natural resources, real estate values, international conflicts and other factors beyond the control of the Company and LA Bank may adversely affect the potential profitability of the Company and LA Bank. Management does not expect any one particular factor to affect LA Bank's results of operations. However, a continued downtrend in several areas, such as real estate, construction and consumer spending, could have an adverse impact on LA Bank's ability to maintain or increase profitability.

Federal and State Government Regulation

         The operations of the Company and LA Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the FRB have had a significant effect on the operating results of banks in the past, and are expected to continue to do so in the future. See "Business - Supervision and Regulation."

                                USE OF PROCEEDS

         The net proceeds from the sale of Common Stock offered hereby are estimated to be approximately $______ million after deduction of the underwriting discount and estimated expenses (approximately $______ million if the Underwriter's over-allotment option is exercised in full). The Company presently intends to contribute the net proceeds to LA Bank. LA Bank expects the net proceeds to be used to fund branch expansion and support growth in the loan and securities portfolio. The precise amounts and timing of the application of cash proceeds will depend, among other things, upon the funding requirements of LA Bank and the availability of other funds. Pending application, the net proceeds are expected to be invested in short-term government or investment grade obligations.

            MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market Information

         The Company's Common Stock has been listed on the Nasdaq National Market since November ___, 1997, and was previously listed on the Nasdaq Small-Cap Market since December 9, 1993. The Nasdaq National Market symbol for the Common Stock is "LABN." At September 30, 1997, the total number of holders of record of the Common Stock was approximately 1,200.

         The table below presents the high and low bid prices reported for the Common Stock and the cash dividends declared on such Common Stock for the periods indicated. The range of high and low prices is based on trade prices reported on the Nasdaq Small-Cap Market. Market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not necessarily reflect actual transactions. On November ___, 1997, the closing price of a share of Common Stock on the Nasdaq National Market was $________. All prices and dividends have been restated to reflect the 5% stock dividends paid in October 1997 and 1996, and the two-for-one stock split effective on November 10, 1997.

      Year          Quarter         High            Low      Dividends Declared
      ----          -------         ----            ---      ------------------

      1997            3rd          $14.05          $9.50            $0.09
                      2nd            9.75           9.50             0.08
                      1st           11.30           9.75             0.08

      1996            4th           12.15           7.55             0.11
                      3rd            8.20           7.20             0.08
                      2nd            7.60           6.45             0.08
                      1st            7.70           6.70             0.08

      1995            4th            6.80           6.70             0.09
                      3rd            7.60           6.25             0.07
                      2nd            7.50           7.15             0.06
                      1st            7.95           7.40             0.06


Dividends

         Purchasers in the Offering will first be eligible to receive dividends in March of 1998. It has been the Company's policy to pay cash dividends in March, June, September and December of each year to shareholders of record on or about the twenty-first day of the month prior to the month in which the dividend is paid, as and if declared by the Company's Board of Directors out of legally available funds. However, the continuation of this policy and the timing and amount of future dividends will depend upon earnings, capital levels, cash requirements, the financial condition of the Company and LA Bank, applicable government regulations and policies and other factors deemed relevant by the Company's Board of Directors, including the amount of dividends payable to the Company by LA Bank.

         The principal source of income and cash flow for the Company, including cash flow to pay dividends on the Common Stock, is dividends from LA Bank. Various federal and state laws, regulations and policies limit the ability of LA Bank to pay dividends to the Company. For certain limitations on LA Bank's ability to pay dividends to the Company, see "Business - Supervision and Regulation" and Note 12 to the Consolidated Financial Statements at page F-25.

                                CAPITALIZATION

         The following tables present the consolidated capitalization and certain capital ratios of the Company at September 30, 1997, and, as adjusted as of such date to give effect to the issuance and sale of the shares of Common Stock offered hereby (after giving effect to the estimated underwriting discount, the payment of estimated issuance expenses and assuming no exercise of the Underwriter's over-allotment option) at an offering price of $______ per share. This table should be read in conjunction with the historical consolidated financial statements of the Company and the related notes thereto set forth elsewhere herein.

                                                                                    At September 30, 1997
                                                                                  --------------------------
                                                                                  Historical     As Adjusted
                                                                                  ----------     -----------
                                                                                        (In thousands)

Long-term debt ...............................................................      $ 48,328       $ 48,328
                                                                                    ========       ========
Stockholders' equity:
   Preferred stock:  authorized 1,000,000 shares of $1.25 par value
     each; no outstanding shares..............................................      $   --         $   --
   Common stock:  authorized 5,000,000 shares of $0.42 par value
     each; 1,778,937 outstanding shares ......................................           747           --
     authorized 10,000,000 shares of $0.21 par value each;
     4,434,800(1) ............................................................          --              931
   Capital surplus ...........................................................        11,408
   Retained earnings .........................................................        11,049
   Net unrealized gains (losses) on available-for-sale securities ............           (21)           (21)
                                                                                    --------       --------
Total stockholders' equity ...................................................      $ 23,183       $
                                                                                    ========       ========
Total long-term debt and stockholders' equity ................................      $ 71,511       $
                                                                                    ========       ========

---------
(1) All accounts have been restated to give effect to the 5% stock dividend paid on October 1, 1997, and the two-for-one stock split and increase in authorized shares of the Common Stock from 5,000,000 to 10,000,000 shares which were effective on November 10, 1997.


                                                                           Capital Ratios
                                                 --------------------------------------------------------------
                                                                                                     Minimum
                                                      Actual at                                    Regulatory
                                                 September 30, 1997        As Adjusted(1)        Requirement(2)
                                                 ------------------        --------------        --------------
Capital Ratios:
  Tier 1 capital to risk-weighted assets.......          10.46%               14.71%  (3)           4.00%   (3)
  Total capital to risk-weighted assets........          11.45                15.68   (3)           8.00    (3)
  Leverage ratio(4)(5).........................           6.69                 9.62                 5.00

------------------------------
(1) Assumes that the Company's total assets will increase by the amount of the estimated net proceeds from the issuance and sale of the Common Stock offered hereby.
(2) Based on the risk-based capital guidelines of the FRB, a bank holding company, such as the Company, is required to maintain a Tier 1 capital to risk-weighted assets ratio of 4.00% and a total capital to risk-weighted assets ratio of 8.00%. LA Bank is subject to similar capital requirements also adopted by the OCC. At September 30, 1997, the Company and LA Bank each exceeded their respective regulatory requirements. See "Business - Supervision and Regulation."
(3) Assumes a risk-weighted factor of 59.00% (the average risk-weighting factor for the Company's total assets at September 30, 1997) for the net proceeds from the issuance and sale of the Common Stock offered hereby. See "Business - Supervision and Regulation" for a discussion of risk-based capital guidelines and the FRB's minimum leverage ratio requirement.
(4) The leverage ratio is defined as the ratio of Tier 1 capital to average total assets less intangible assets.
(5) Based on the FRB's guidelines, a bank holding company, such as the Company, generally is required to maintain a leverage ratio of 3.00% plus an additional amount of at least 100 to 200 basis points.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         LA Bank was founded in Lake Ariel, Pennsylvania, in 1910 as the First National Bank of Lake Ariel. A holding company, Lake Ariel Bancorp, Inc., was organized in 1983 and the bank changed its name to LA Bank in 1993.

         In 1993, LA Bank initiated a more aggressive branch expansion plan and marketing program designed to increase its presence and market share in existing and new markets. The Company's growth strategy relies primarily on the further development of its community-based retail banking network. In addition to traditional banking facilities, LA Bank anticipates opening banking facilities inside two new Wal-Mart superstores expected to open during 1998.

         Future growth plans include opening banking facilities in Luzerne County. Luzerne County, based on FDIC deposit data for June 1996, had total deposits of $4.4 billion. In addition, the county is dominated by large, super-regional bank holding companies against whom LA Bank has historically competed successfully. It is the Company's intention to develop a cohesive branch presence supported by LA Bank's active and multi-faceted marketing programs. The Company's long-term plan is to be the largest, locally-headquartered bank holding company in Northeastern Pennsylvania.

         During 1995, the Company's senior management team was strengthened by naming Louis M. Martarano as Executive Vice President and Chief Operating Officer. Mr. Martarano has been part of the Company's management team since 1981. Mr. Martarano's dedication and experience made him well positioned for his new duties.

         In January 1995, Joseph J. Earyes, CPA, joined the Company as Executive Vice President and Chief Financial Officer. Mr. Earyes' financial and management background as a partner in the accounting firm of Parente, Randolph, Orlando, Carey & Associates has solidified the Company's executive management team.

         During 1996, the Company's management team was strengthened with the hiring of John "Jack" Foley as Vice President in charge of the Company's loan departments. Mr. Foley's experience and expertise added strength specifically to the Company's commercial loan department.

         LA Bank's most recent branch expansion was during 1996, when LA Bank opened three branches. LA Bank's twelfth branch in Lake Wallenpaupack (Pike County) opened in November 1996. In addition, LA Bank acquired the real estate and deposit customer lists of the Milford (Pike County) and Mountainhome (Monroe County) branches of PNC Bank. These branches opened in December 1996. The expected amortization of these customer lists is $100,000 for 1997.

         On May 19, 1997, the OCC granted approval to establish a new branch in downtown Scranton (Lackawanna County). LA Bank's downtown Scranton Branch and its new Financial Center, both located in the historic Oppenheim Building, opened in October 1997.

         Management believes that the newest additional banking offices will continue to expand the Company's deposit base by attracting new depositors, while providing quality service to both new and existing customers. The initial costs associated with the branch openings, such as salaries and benefits, advertising, overhead expenses and marketing will have a negative impact on the Company's earnings until the growth in deposits reaches a level to offset these expenses.

         The Company has paid a cash dividend since 1983 and has consistently increased the dividend for each year. The Company maintains a dividend payout ratio of approximately 40.0%. In addition, the Company has paid a special cash dividend at the end of each fiscal year for five consecutive years. The Company has also declared and paid 5% stock dividends in October 1997 and 1996. At December 31, 1996, this special cash dividend was $0.05 per share.

         The following discussion and analysis of financial condition and results of operations of the Company provides a comparison of the performance of the Company for the periods indicated. The financial information presented should be reviewed in conjunction with the consolidated financial statements of the Company, including the related notes thereto, included elsewhere herein.

Comparison of Results of Operations for the Nine Months Ended September 30, 1997 and 1996

Overview

         The Company's net income for the first nine months ended September 30, 1997 was $2.4 million, 4.3% higher than the $2.3 million reported for the same period in 1996. Net income was positively influenced by a 7.6% growth in net interest income after provision for possible credit losses and a 23.0% growth in other operating income. Overhead costs were $6.8 million for the nine months ended September 30, 1997, an increase of $900,000 or 15.3% from $5.9 million reported for the same period in 1996. Overhead costs were impacted by the opening of the Company's three newest branch offices in the fourth quarter of 1996.

         Profitability for financial institutions can be measured by the return on average assets (ROA) and the return on average equity (ROE). On an annualized basis, the ROA for the first nine months of 1997 was 0.94%, compared to 1.12% for the same period in 1996. The ROE was 14.67% for the first nine months of 1997 compared to 15.14% for the same period in 1996.

Analysis of Net Interest Income

         Net interest income is the difference between interest income and fees on earning assets and interest expense on deposits and borrowed funds. The principal components of earning assets are loans and investment securities. The primary sources used by the Company to fund these assets were deposits, borrowed funds and capital. The following table provides an analysis of changes in net interest income with regard to volume, rate and yields of interest-bearing assets and liabilities based on daily average balances for each period. Components of interest income and expense are presented on a tax equivalent basis using the federal income tax rate of 34.0% for each period.

                                                                     For The Nine Months Ended September 30,
                                                      ------------------------------------------------------------------------
                                                                      1997                             1996
                                                      ----------------------------------     ---------------------------------
                                                         Average     Interest                 Average      Interest
                                                         Balance     Income/      Yield/      Balance       Income/     Yield/
                                                           (1)       Expense       Rate         (1)         Expense      Rate
                                                      -----------   ---------     ------     ---------     ----------    -----
                                                                                 (Dollars in thousands)
Earning assets:
Federal funds sold.............................         $  4,611      $   196       5.68%     $  2,336       $     93        5.32%
Deposits in Federal Home Loan Bank.............              224            7       4.18           126              4        4.24
Investment securities:
   U.S. government agencies....................           82,274        4,340       7.05        64,050          3,250        6.78
   State and municipal(2)......................           29,394        1,770       8.05        19,420          1,206        8.30
   Other securities ...........................            2,806          114       5.43         1,427             68        6.37
                                                        --------      --------                ---------      --------
     Total securities..........................          114,474        6,224       7.27        84,897          4,524        7.12
Loans and leases:
   Commercial, financial and industrial........           61,811        4,292       9.28        47,483          3,270        9.21
   Real estate-construction and mortgage.......           90,116        5,426       8.05        78,997          4,775        8.08
   Installment loans to individuals(3).........           34,590        2,491       9.63        33,752          2,538       10.05
   Lease financing(3)..........................            2,584          218      11.28         2,011            130        8.64
                                                        --------      -------                 --------       --------
     Total loans and leases....................          189,101       12,427       8.79       162,243         10,713        8.83
Total earning assets...........................          308,410       18,854       8.17       249,602         15,334        8.21

Cash and due from banks........................           10,131                                10,083
Premises and equipment.........................           10,261                                 7,626
Other, less allowance for credit losses and
   loan fees...................................            9,436                                 4,010
                                                        --------                              --------
Total assets...................................         $338,238                              $271,321
                                                        ========                              ========

                                                              For The Nine Months Ended September 30,
                                                              1997                               1996
                                                ------------------------------    -----------------------------
                                                 Average     Interest             Average      Interest
                                                 Balance     Income/    Yield/    Balance      Income/    Yield/
                                                   (1)       Expense     Rate       (1)        Expense     Rate
                                                 -------------------    ------    --------------------    -----
                                                                         (Dollars in thousands)
Liabilities and stockholders' equity:
Interest-bearing deposits:
   Demand .....................................$ 30,026    $    460     2.05%    $  25,404     $    391    2.06%
   Savings.....................................  38,677         585     2.02        38,825        1,168    4.02
   Time........................................ 120,441       4,804     5.33       103,740        3,902    5.03
   Time over $100,000..........................  40,064       1,723     5.75        31,640        1,073    4.53
                                               ---------   --------              ---------     --------
     Total interest-bearing deposits........... 229,208       7,572     4.42       199,609        6,534    4.38
Federal funds purchased........................     530          23     5.80           547           22    5.38
Short-term borrowings..........................     591          26     5.88         3,000          113    5.04
Long-term debt.................................  47,593       2,278     6.40        15,657          740    6.32
Securities sold under agreements to repurchase.     279          11     5.27           350           13    4.97
                                               ---------   --------              ---------     --------
Total interest-bearing liabilities............. 278,201       9,910     4.76       219,163        7,422    4.53
                                                           --------                            --------
Demand - noninterest - bearing  ...............  34,768                             28,846
Other liabilities..............................   3,490                              3,253
                                               ---------                         ---------
Total liabilities.............................. 316,459                            251,262
Stockholders' equity...........................  21,779                             20,059
                                               ---------                         ---------
Total liabilities and stockholders' equity.....$338,238                           $271,321
                                               ========                           ========

Net interest income............................             $ 8,944                             $ 7,912
                                                            =======                             =======
Net interest spread............................                         3.41%                              3.68%
                                                                        =====                              =====
Net interest margin(4).........................                         3.87%                              4.24%
                                                                        =====                              =====

------------------------------
(1) Average balances have been computed using daily balances. Nonaccrual loans are included in loan balances.
(2) Interest and yield are presented on a tax equivalent basis using a 34.0% statutory tax rate for each period.
(3)      Installment loans and leases are presented net of unearned interest.
(4) Represents the difference between interest earned and interest paid, divided by average total earning assets (annualized).


Rate/Volume Analysis of Changes in Net Interest Income

         Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following table sets forth an analysis of volume and rate changes in net interest income for the periods indicated. For purposes of this table, changes in interest income and interest expense are allocated to volume and rate categories based upon the respective percentage changes in average balances and average rates.

                                                                          For The Nine Months Ended September 30,
                                                                                 1997 Compared to 1996(1)
                                                                           ---------------------------------------
                                                                                 Caused by
                                                                           ---------------------         Total
                                                                            Volume         Rate         Variance
                                                                            ------         ----         --------
                                                                                     (In thousands)
Interest income:
   Federal funds sold.................................................      $    96      $     7       $   103
   Deposits in Federal Home Loan Bank ................................            3         --               3
   Investment securities .............................................        1,616           84         1,700
   Loans and leases ..................................................        1,587          127         1,714
                                                                            -------      -------       -------
Total interest income ................................................        3,302          218         3,520
                                                                            -------      -------       -------

Interest expense:
   Demand and savings deposits .......................................           66         (580)         (514)
   Time deposits .....................................................          979          573         1,552
   Borrowed funds ....................................................        1,416           34         1,450
                                                                            -------      -------       -------
Total interest expense ...............................................        2,461           27         2,488
                                                                            -------      -------       -------

Net interest income...................................................      $   841      $   191       $ 1,032
                                                                            =======      =======       =======

----------------
(1) The proportion of the total change attributable to volume and rate changes during the period has been allocated to the volume and rate components based upon the absolute dollar amount of the change in each component prior to the allocation.

         Net interest margin decreased 37 basis points to 3.87% for the nine months ended September 30, 1997, compared to 4.24% for the nine months ended September 30, 1996, calculated on a tax-equivalent basis. Net interest margin decreased for the reported period in 1997 as compared to the same period in 1996 primarily due to the overall volume increases in interest-bearing deposits and long-term debt, coupled with the overall rate increase paid on all interest-bearing liabilities. For the period ended September 30, 1997, the average yield on interest earning assets, on a tax-equivalent basis, decreased 4 basis points to 8.17% from 8.21% for the same period in 1996.

         The Company's net interest income, calculated on a tax-equivalent basis, increased $1.0 million, or 12.7% to $8.9 million, during the nine months ended September 30, 1997, from $7.9 million during the same period in 1996. The increase in net interest income was primarily due to the increased volume of earning assets. Total average earning assets increased to $308.4 million, an increase of $58.8 million or 23.6% compared to the same period in 1996. Average loans and leases increased to $189.1 million, an increase of $26.9 million or 16.6% compared to the same period in 1996. Average commercial loans increased to $61.8 million, an increase of $14.3 or 30.2%; real estate mortgage loans increased to $90.1 million, an increase of $11.1 million or 14.1%; and consumer loans and lease financing increased to $37.2 million, an increase of $1.4 million or 3.9%. Commercial loan income increased to $4.3 million, an increase of $1.0 million or 31.3%; mortgage loan income increased to $5.4 million, an increase of $651,000 or 13.6%; and consumer loan income increased to $2.7 million, an increase of $41,000 or 1.5%.

         Investment securities income increased to $6.2 million, an increase of $1.7 million or 37.6% compared to the same period in 1996. This increase was directly attributable to higher volume levels and increased yields. Tax exempt state and municipal securities income increased to $1.8 million, an increase of $564,000 or 46.8% as a result of higher volumes in tax-exempt securities. From a Federal income tax standpoint, a mid-1996 strategy which continued into 1997 of increased investments in tax-exempt securities provided more favorable returns than were available in taxable securities. Income from U.S. government agencies securities increased to $4.3 million, an increase of $1.1 million or 33.5% because of higher volume levels and increased yields. During the last half of 1996 and the first half of 1997 the Company purchased approximately $35.0 million of securities with funds borrowed from the FHLB. The strategy that was employed provided a positive spread between the yield on invested securities and the cost of borrowed funds. Gross unrealized gains on held-to-maturity securities were approximately $721,000 while gross unrealized losses amounted to $231,000.

         Total interest expense increased to $9.9 million, an increase of $2.5 million or 33.5% compared to the same reported period in 1996. This increase was the result of higher levels of average interest-bearing liabilities. Average time (certificates of deposit) deposits and long-term borrowings significantly contributed to such increase. In the aggregate, average savings and interest-bearing demand deposits currently amount to $68.7 million or 30.0% of interest-bearing deposits compared to $64.2 million or 33.0% for the same reported period in 1996. Total interest expense associated with these types of deposits decreased to $1.0 million, a decrease of $514,000 or 33.0%, during the third quarter of 1997. Total average certificates of deposit increased to $160.5 million, an increase of $25.1 million or 18.6% as compared to the same reported period in 1996. This increase was primarily due to the repricing frequency of these deposits and rate changes. Interest expense related to these deposits increased to $6.5 million, an increase of $1.6 million or 31.2% as compared to the same reportable period in 1996. The effect of higher average rates resulted in a 4 basis point increase in the cost of interest-bearing deposits from 4.38% at September 30, 1996, to 4.42% at September 30, 1997.

         Average total borrowings increased to $49.0 million, an increase of $29.4 million or 150.0%, compared to $19.6 million in the third quarter of 1996. At September 30, 1997, both short-term and long-term borrowings were used to fund earning asset growth.

         During the first nine months of 1997, the average yield on earning assets decreased by 4 basis points and the cost of interest-bearing liabilities increased by 33 basis points. The net effect was a 37 basis point decrease in the net interest margin from 4.24% in 1996 to 3.87% in 1997.

Provision for Possible Credit Losses

         The provision for possible credit losses is based on management's evaluation of the allowance for possible credit losses in relation to the credit risk inherent in the loan portfolio. In establishing the amount of provision required, management considers a variety of factors, including, but not limited to, general economic factors, volume of specific types of loans, collateral adequacy and potential losses from significant borrowers. The Company has strengthened its internal loan review process by implementing stringent analytical standards in the review procedure. For example, management uses a loan grading of larger loans (usually loans of $500,000 or more) to insure the early identification of potential problem loans which could have a potential negative impact on the future earnings of the Company. At quarterly meetings, the loan review committee analyzes information relative to both specific credits and the total portfolio in general. The information is used to determine the amount to be charged to the provision, which thereby increases the allowance for possible credit losses. For a discussion on some of the factors that could influence management's evaluation of the allowance for possible credit losses, see "Factors That May Affect Future Results."

         At September 30, 1997 the amount charged to operating expense for the provision for possible credit losses was $730,000 compared to $425,000 at September 30, 1996, or an increase of 71.8%. In addition to the overall increase in the loan portfolio, this increased provision was mainly attributed to specific reserves being established for three commercial credits where collateral re-evaluations have taken place due to a decline in the financial condition of the borrowers. The provision represents management's assessment of the risks inherent in the loan and lease portfolio while providing amounts necessary to cover potential charge-offs. The allowance for possible credit losses as a percentage of net loans was 1.06% at September 30, 1997 compared to 1.02% at September 30, 1996. Delinquencies were 1.03% of total loans at September 30, 1997, compared to 0.88% at September 30, 1996.

Other Operating Income

         Other operating income for the nine months ended September 30, 1997, increased to $2.3 million, an increase of $435,000 or 23.0%, as compared to the same reported period in 1996. Loan origination fees increased to $168,000, an increase of $8,000 or 5%, as compared to the same reported period in 1996. Such increase was due to the volume of residential mortgage loans sold for cash. Mortgage servicing fee income increased to $258,000, an increase of $11,000 or 4.5%, as compared to the first nine months of 1996. These fees are directly influenced by the volume of loans that are sold in the secondary market. The net gain on sales of mortgage loans increased to $185,000 in 1997, an increase of $124,000 or 203.3% over 1996, which is indicative of the changing market conditions during the periods in which the sales occurred. Gains or losses on sales of mortgage loans occur when the coupon rates on mortgage loans exceed or fall short of the yields required by the purchasers.

         Customer service charges and fees, which include fees on demand deposit accounts, item processing and return items, was $905,000, a decrease of $4,000 or 0.4% in the first nine months of 1997, as compared to the same period in 1996. The decrease was directly related to both the mix of consumer and business demand deposits and the servicing fees associated with each type of account.

         Other income increased to $728,000, an increase of $259,000 or 55.2% in the first nine months of 1997 compared to the same period in 1996. Included in other income were earnings on directors' and officers' life insurance policies, credit card annual fees and merchant discounts, safe deposit box rentals, rental income on excess office space in two of the Company's branch offices, automated teller machine surcharge income, commissions on check orders and other general service fees. The increase was mostly attributable to automated teller machine income, which did not exist in the same period in 1996, and which represented $145,000 of the increase. Earnings on directors' and officers' life insurance policies represented $95,000 of the remaining increase.

Other Operating Expenses

         Other operating expenses increased to $6.8 million, an increase of $921,000 or 15.7%, as compared to the same reportable period in 1996. Salaries and benefits, which represent the most significant portion of operating expenses, increased to $3.1 million, an increase of $451,000 or 16.9%, compared to the same reportable period in 1996. This increase was due to the additional employees hired at the new branch offices which opened in the fourth quarter of 1996;

merit increases; and the added costs associated with health care insurance and other benefits which are provided by the Company. Occupancy expense increased to $986,000, an increase of $187,000 or 23.4%, as compared to the same reportable period in 1996. Equipment expense increased to $657,000, an increase of $34,000 or 5.5%, as compared to the same reportable period in 1996. Besides the increased cost of computer equipment and related software costs, the increase in both of these expenses was directly related to the increase in overhead expenses at all branch offices plus the costs associated with opening and operating the three newest branch offices. Other expenses increased to $1.8 million, an increase of $258,000 or 16.3% over the same period in 1996 and include such costs as legal fees, professional and audit fees and other general operating expenses.

Provision for Income Taxes

         The provision for income taxes for the nine months ended September 30, 1997 and 1996 was $765,000 and $835,000, respectively. The effective tax rate for the third quarter of 1997 was 24.2% as compared to 26.8% in the third quarter of 1996.

Comparison of Results of Operations for the Years Ended December 31, 1996, 1995 and 1994

Overview

         Net income for 1996 increased to $3.0 million, an increase of $724,000 or 31.4% over 1995. Net income for 1995 was $2.3 million, an increase of $179,000 or 8.4% over 1994. On a per share basis, net income was $.82 in 1996, $.63 in 1995 and $.59 in 1994. Weighted average shares outstanding for 1996, 1995 and 1994 were 3,686,000, 3,641,000 and 3,595,000, respectively. Earnings per share and weighted average shares outstanding reflect adjustment for the 5% stock dividends paid on October 1, 1997 and 1996 and the two-for-one stock split effective November 10, 1997.

         The growth in net income during 1996 was attributable to the improvement in net interest income, which increased to $9.4 million, an increase of $1.2 million or 14.8% over 1995, and which was coupled with an increase in other operating income to $2.7 million, an increase of $225,000 or 9.1% over 1995. This increase more than offset the increase in other operating expenses to $8.0 million, an increase of $234,000 or 3.0% over 1995. The Company continued to focus its efforts toward retail banking services within its market area with specific attention given to increasing market share.

         The growth in net income in 1995 was also attributable to the improvement in net interest income, which increased to $8.2 million, an increase of $409,000 or 5.2% over 1994 and which was also coupled with an increase in other operating income to $2.5 million, an increase of $802,000 or 47.8% over 1994. This increase more than offset the increase in other operating expenses to $7.8 million, an increase of $932,000 or 13.6% over 1994.

Analysis of Net Interest Income

         In 1996, net interest income (tax-equivalent basis) increased to $10.7 million, an increase of $1.1 million or 11.9% over 1995 levels. Average loans and leases increased to $165.3 million, an increase of $19.6 million or 13.4% over 1995. Average commercial loans grew to $48.6 million, an increase of $4.2 million or 9.4% over 1995 levels. Interest income on commercial loans increased to $4.6 million, an increase of $141,000 or 3.2% over 1995. This was due to increased volume, which was only partially offset by the decreasing rates through most of 1996. The national prime rate as reported in a national publication published daily, an index to which the majority of these loans were tied, was 8.25% and 8.5% at December 31, 1996 and 1995, respectively. Average real estate loans increased 23.2%, which contributed to a 23.3% increase in interest income on real estate loans. Average consumer loans, which included credit card receivables, increased $232,000 or 0.6% over 1995, and resulted in a 3.0% increase in related interest income.

         Net interest income (tax-equivalent basis) for 1995 increased to $9.5 million, an increase of $760,000 or 8.7% over 1994. This increase was due to the continued strong growth of earning assets, which grew 23.5% over 1994 levels.

         On average, investment securities in 1996 increased to $85.3 million, an increase of $4.8 million or 5.9% over 1995 levels. Investment securities in 1995 increased to $80.5 million, an increase of $19.1 million or 31.2% over 1994 levels. Income earned on investment securities increased to $6.1 million, an increase of $330,000 or 5.7% over 1995. Income earned in 1995 increased to $5.8 million, an increase of $1.5 million or 34.0% over 1994. As is discussed under "Financial Condition," the asset/liability management and investment strategies that were employed during 1996 resulted in increased holdings of investment securities thus creating an increase in investment income. The mix of securities in the investment portfolio changed slightly during 1996. Taxable securities, which represented 79.0% of the investment portfolio in 1995, decreased to 76.1% or $64.9 million in 1996. At December 31, 1996, tax-exempt securities represented 23.9% of the portfolio compared to 21.0% in 1995 and 30.8% in 1994. In 1996, tax-exempt securities, for part of the year, provided better after-tax investment returns than taxable issues in similar maturity and quality ranges. In addition, from a Federal income tax standpoint, a mid-year strategy of increased investments in tax-exempt securities provided more favorable returns than were available in taxable securities. Accordingly, average balances on state and municipal securities at December 31, 1996 increased to $20.4 million, an increase of $3.5 million or 20.7% over 1995. Average balances on state and municipal securities at December 31, 1995 decreased to $16.9 million, a decrease of $2.0 million or 10.5% from $18.9 million at December 31, 1994.

         Average interest-bearing deposits at December 31, 1996 increased to $203.9 million, an increase of $22.8 million or 12.6% over 1995. Average interest-bearing deposits at December 31, 1995 increased to $181.1 million, an increase of $34.9 million or 23.8% from $146.2 million at December 31, 1994. As interest rates rose in 1995 and continued constant through most of 1996, more depositors sought higher rate, longer-term deposits. Savings and interest-bearing demand deposits at December 31, 1996 decreased to $64.2 million, a decrease of $3.0 million or 4.5% over 1995. Savings and interest-bearing demand deposits at December 31, 1995 decreased to $67.2 million, a decrease of $4.5 million or 6.2% from $71.7 million at December 31, 1994. As a percentage of total average interest-bearing deposits, savings and interest-bearing demand deposits represented 31.5% in 1996, 37.1% in 1995 and 49.0% in 1994. Due to the shift in the mix of deposits, the rates at which they were repricing and the volume increase, interest expense on deposits at December 31, 1996 increased to $9.0 million, an increase of $784,000 or 9.6% over 1995. Interest expense on deposits at December 31, 1995 increased to $8.2 million, an increase of $3.0 million or 57.5% from $5.2 million at December 31, 1994. These results were reflected in the cost of funds which decreased 2.7% from 1995 through 1996, and increased 27.0% from 1994 to 1995, while volume increased 12.6% and 23.8%, respectively. However, interest expense as a percent of earning assets decreased by 13 basis points from 4.14% in 1995 to 4.01% in 1996 due to the volume increase in earning assets. There were no brokered deposits within the Company's deposit base during 1996, 1995 and 1994.

         Short-term borrowings, which included federal funds purchased and securities sold under agreements to repurchase, averaged $3.7 million in 1996, $5.2 million in 1995 and $5.5 million in 1994. These borrowings remained relatively constant through 1996. During 1996, borrowings of $5.0 million from the FHLB were repaid.

         The overall effect of the increase in interest rates, the shift in mix of deposit accounts and the growth in earning assets still produced a positive impact on net interest margin, in spite of overall decreasing margins. The net interest margin increased by 5 basis points to 4.20% in 1996 from 4.15% in 1995. The net interest margin was 4.71% in 1994.

         The following tables provide an analysis of changes in net interest income with regard to volume, rate and yields of interest-bearing assets and liabilities based on average balances for each period. Components of interest income and expenses are presented on a tax-equivalent basis using the statutory federal income tax rate of 34.0% each year.

                                                                          For The Year Ended December 31,
                                                  ------------------------------------------------------------------------------
                                                             1996                     1995                      1994
                                                  --------------------------  -------------------------  -----------------------
                                                  Average   Interest          Average   Interest         Average Interest
                                                  Balance    Income/  Yield/  Balance   Income/  Yield/  Balance Income/  Yield/
                                                    (1)      Expense   Rate     (1)     Expense   Rate     (1)   Expense   Rate
                                                  --------   --------  -----  --------  -------  ------  ------  -------  ------
                                                                               (Dollars in thousands)
Earning assets:
Federal funds sold....................            $  3,124   $    164   5.25% $  2,889  $   154  5.33% $  1,835  $    74   4.03%
Deposits in Federal Home Loan Bank....                 145          6   4.14       479       22  4.59       121        4   3.31
Investment securities:
   U.S. government agencies...........              63,443      4,323   6.81    61,842    4,187  6.77    41,237    2,544   6.17
   State and municipal(2).............              20,393      1,673   8.20    16,890    1,448  8.57    18,932    1,695   8.95
   Other securities...................               1,460         86   5.89     1,790      117  6.54     1,210       53   4.38
                                                  --------   --------         --------  -------        --------  -------
     Total investment securities......              85,296      6,082   7.13    80,522    5,752  7.14    61,379    4,292   6.99
Loans and leases:
   Commercial, financial and
   industrial(3)......................              48,626      4,585   9.43    44,438    4,444 10.00    41,975    3,655   8.71
   Real estate-construction and
   mortgage...........................              80,395      6,557   8.16    65,250    5,318  8.15    52,990    4,114   7.76
   Installment loans to individuals(4)              34,213      3,251   9.50    34,664    3,226  9.31    26,459    2,469   9.33
   Lease financing(4).................               2,114        199   9.41     1,431      124  8.67     1,158      125  10.79
                                                  --------    -------         --------  -------        --------  -------
     Total loans and leases...........             165,348     14,592   8.83   145,783   13,112  8.99   122,582   10,363   8.45
Total earning assets..................             253,913     20,844   8.21   229,673   19,040  8.29   185,917   14,733   7.91

Cash and due from banks...............               9,834                       9,368                    9,598
Premises and equipment................               7,769                       7,718                    6,489
Other, less allowance for credit
   losses and loan fees...............               5,438                       4,343                    1,673
                                                  --------                    --------                 --------
Total assets..........................            $276,954                    $251,102                 $203,677
                                                  ========                    ========                 ========

Liabilities and stockholders' equity:
Interest-bearing deposits:
   Demand.............................            $ 25,764   $    537   2.08% $ 25,993  $   618  2.38% $ 26,094  $   631   2.42%
   Savings............................              38,472      1,549   4.03    41,186    1,524  3.70    45,600    1,192   2.61
   Time...............................             105,883      5,350   5.05    86,980    4,671  5.37    58,092    2,669   4.59
   Time over $100,000.................              33,811      1,521   4.50    26,960    1,360  5.04    16,461      698   4.24
                                                  --------   --------         --------  -------        --------  -------
     Total interest-bearing deposits..             203,930      8,957   4.39   181,119    8,173  4.51   146,247    5,190   3.55
Short-term borrowings.................               3,312        174   5.25     4,698      253  5.39     4,805      206   4.29
Securities sold under agreements
   to repurchase......................                 338         17   5.03       546       29  5.31       731       30   4.10
Long-term debt........................              16,275      1,035   6.36    17,898    1,059  5.92    10,601      541   5.10
                                                  --------   --------         --------  -------        --------  -------
Total interest-bearing liabilities....             223,855     10,183   4.55   204,261    9,514  4.66   162,384    5,967   3.67
                                                             --------                   -------                  -------
Demand - noninterest - bearing........              29,545                      26,172                   23,479
Other liabilities.....................               3,312                       3,157                    1,535
                                                  ---------                   --------                 --------
Total liabilities.....................             256,712                     233,590                  187,398
Stockholders' equity..................              20,242                      17,512                   16,279
                                                  --------                    --------                 --------
Total liabilities and stockholders'
   equity.............................            $276,954                    $251,102                 $203,677
                                                  ========                    ========                 ========

Net interest income...................                       $ 10,661                   $ 9,526                  $ 8,766
                                                             ========                   =======                  =======
Net interest spread...................                                  3.66%                    3.63%                     4.24%
                                                                        ====                     ====                      ====
Net interest margin(5)................                                  4.20%                    4.15%                     4.71%
                                                                        ====                     ====                      ====

------------------------------
(1) Average balances have been computed using daily balances in 1996 and month-end balances in 1995 and 1994. Nonaccrual loans are included in loan balances.
(2) Interest and yield are presented on a tax-equivalent basis using a 34.0% statutory tax rate for 1996, 1995, and 1994.
(3) Does not include recovered interest of $49,000 on nonaccrual loan paid off during 1995.
(4)      Installment loans and leases are presented net of unearned interest.
(5) Represents the difference between interest earned and interest paid, divided by average total earning assets.

                                                        1996 Compared to 1995(1)            1995 Compared to 1994(1)
                                                     -----------------------------        -----------------------------
                                                        Caused by                            Caused by
                                                     ----------------      Total          ----------------      Total
                                                      Volume     Rate     Variance         Volume     Rate     Variance
                                                     --------    ----     --------        --------    ----     --------
                                                                              (In thousands)
Interest income:
   Federal funds sold............................    $    12     $  (2)    $   10          $   52  $   28     $    80
   Deposits in Federal Home Loan Bank............        (14)       (2)       (16)              8      10          18
   Investment securities.........................        377       (47)       330           1,228     232       1,460
   Loans and leases..............................      1,663      (183)     1,480           2,005     744       2,749
                                                     -------     -----     ------          ------  ------     -------
Total interest income............................      2,038      (234)     1,804           3,293   1,014       4,307
                                                     -------     -----     ------          ------  ------     -------

Interest expense:
   Demand and savings deposits...................       (108)       52        (56)           (227)    546         319
   Time deposits.................................      1,283      (443)       840           2,005     659       2,664
   Borrowed funds................................       (183)       68       (115)            380     184         564
                                                     -------     -----     ------          ------
Total interest expense...........................        992      (323)       669           2,158   1,389       3,547
                                                     -------     -----     ------          ------  ------     -------

Net interest income..............................    $1,046      $  89     $1,135          $1,135  $ (375)    $   760
                                                     ======      =====     ======          ======  ======     =======

------------------------------
(1) The portion of the total change attributable to both volume and rate changes during the period has been allocated to the volume and rate components based upon the absolute dollar amount of the change in each component prior to the allocation.


Provision for Possible Credit Losses

         The provision for possible credit losses at December 31, 1996 decreased to $650,000, a decrease of $160,000 or 19.8% over 1995. The provision for possible credit losses at December 31, 1995 increased to $810,000, an increase of $435,000 or 116.0% from $375,000 at December 31,
1994. In 1996, the provision for possible credit losses was 136.0% of net charge-offs, compared to 125.0% in 1995 and 89.0% in 1994. The provision represented management's assessment of the risks inherent in the loan and lease portfolio while providing the amounts necessary to cover potential charge-offs.

         Net charge-offs in 1996 decreased to $477,000, a decrease of $172,000 or 26.5% over 1995. Net charge-offs in 1995 increased to $649,000, an increase of $226,000 or 53.4% from $423,000 in 1994. The net charge-offs in 1996 were primarily attributed to the commercial real estate loan portfolio. The Company wrote down one commercial real estate loan during 1996 which had been in litigation for approximately one year. The net charge-offs in 1995 were primarily attributed to the real estate mortgage loan portfolio. The Company wrote down one commercial real estate mortgage during 1995 which had been in litigation for approximately three years. The net charge-offs in 1994 were primarily attributed to the commercial loan portfolio. The ratio of net charge-offs to average loans outstanding was at 0.30% for 1996, 0 .44% for 1995 and 0.35% for 1994.

         Net charge-offs on commercial and industrial loans for 1996 were $118,000 or 25.0% of net charge-offs compared to $286,000 or 44.0% of net charge-offs for 1995 and $309,000 or 73.0% of net charge-offs for 1994. Consumer and credit card, and real estate related debt accounted for 75.0% in 1996, 56.0% in 1995 and 27.0% in 1994, of net charge-offs, respectively.

Other Operating Income

         Other operating income in 1996 increased to $2.7 million, an increase of $225,000 or 9.1% over 1995. Other operating income in 1995 increased to $2.5 million, an increase of $802,000 or 47.8% from $1.7 million in 1994. Fees generated from the origination and sale of residential mortgage loans provided $266,000 or 9.8% in 1996, $179,000 or 7.2% in 1995 and $422,000 or 25.1% in
1994, of other operating income. Mortgage servicing fee income in 1996 increased to $327,000, an increase of $25,000 or 8.3% over 1995. Such income in 1995 increased to $302,000, an increase of $81,000 or 36.7% from $221,000 in 1994. These fees were directly influenced by the volume of loans that were sold in the secondary market. Gains or losses on sales of mortgage loans occurred when the coupon rates on mortgage loans exceeded or fell short of the yields required by the purchasers. The net gain of $114,000 recorded in 1996, compared with the net gain of $132,000 in 1995 and net loss of $131,000 in 1994, was indicative of the changes in interest rates during the periods in which the sales occurred.

         Fee income from service charges on demand deposits, item processing, return items and other service fees in 1996 increased to $1.2 million, an increase of $151,000 or 14.2% over 1995. Such income in 1995 increased to $1.1 million, an increase of $417,000 or 61.1% from $683,000 in 1994. These fees, which represented 45.0% of other operating income, were influenced by both pricing changes and increases in the number of consumer and business demand deposit accounts which increased $7.0 million or 13.4% in 1996 over 1995.

         Net gains on available-for-sale securities represented approximately 1.6% in 1996, 13.3% in 1995 and 6.7% in 1994 of other operating income, respectively. The sales of these securities resulted from the Company's decision to liquidate certain securities to capture market gains with the ability to reinvest in bonds with similar risk and yield.

         Included in other income are earnings on directors' life insurance policies, credit card annual fees and merchant discounts, safe deposit box rentals and other general service fees. These fees in 1996 increased to $739,000, an increase of $268,000 or 57.0% over 1995. These fees in 1995 increased to $471,000, an increase of $99,000 or 26.6% from $372,000 in 1994.
Fees from credit card holders and other fee income contributed to the 1996 increase.

Other Operating Expenses

         Other operating expenses in 1996 increased to $8.0 million, an increase of $200,000 or 2.6% over 1995. Other operating expenses in 1995 increased to $7.8 million, an increase of $1.0 million or 14.7% from $6.8 million in 1994. Salaries and benefits, which were the most significant of the noninterest expenses, increased in each of the years reported. Salaries and benefits for 1996 increased to $3.7 million, an increase of $100,000 or 2.8% over 1995. Salaries and benefits in 1995 increased to $3.6 million, an increase of $600,000 or 20.0% from $3.0 million in 1994. These increases were due to the additional staffing needs in both new and existing branch and administrative offices, merit increases and the added costs associated with health care insurance and other benefits which were provided by the Company.

         Equipment and occupancy expenses in 1996 remained constant at $1.9 million as compared to 1995. Such expenses in 1995 increased to $1.9 million, an increase of $400,000 or 26.7% over 1994. Again, these increases were primarily attributable to the growth in the number of branch offices, in addition to overall increases in overhead expenses, maintenance costs and equipment upgrades (including computer hardware and software) throughout the branch network.

         FDIC insurance assessments decreased from $321,000 in 1994 to $222,000 in 1995 and to $2,000 in 1996. The decrease in the FDIC insurance assessment reflected the decision by the FDIC in late 1995 to charge well-capitalized banks a $1,000 semi-annual membership fee without any deposit-based insurance premium. Foreclosed asset expenses in 1996 were $51,000, an increase of $25,000 or 96.2% over 1995. The increase was a result of the acquisition of properties in 1996 without any material dispositions. Foreclosed asset expenses in 1995 were $26,000, a decrease of $18,000 or 40.9% over 1994.

         Amortization of intangible assets remained constant in 1996, 1995 and 1994 at $108,000 and was related to the premium the Company paid for the core deposits when it acquired the Milford Township Branch office. Advertising expenses also remained relatively constant in 1996, 1995 and 1994.

         Other expenses in 1996 increased to $2.0 million, an increase of $200,000 or 11.1% over 1995. Other expenses in 1995 increased to $1.8 million, an increase of $100,000 or 5.9% over 1994. Included in these expenses were such costs as legal fees, professional and audit, state shares' tax, directors' fees and other general operating expenses.

Provision for Income Taxes

         The provision for income taxes in 1996 increased to $1.1 million, an increase of $500,000 or 83.3% over 1995. The provision for income taxes in 1995 increased to $635,000, an increase of $100,000 or 18.7% from $535,000 in
1994. The effective tax rates for 1996, 1995 and 1994 were 27.0%, 22.0% and 20.0%, respectively.

Financial Condition

September 30, 1997 Compared to December 31, 1996

         Total assets increased to $363.6 million at September 30, 1997, an increase of $65.7 million or 22.1% from $297.9 million at December 31, 1996. This increase in assets was primarily attributable to a $34.8 million growth in securities and a $24.2 million growth in net loans and leases. In addition, other assets increased by $6.3 million principally due to the purchase of life insurance contracts on key employees to fund simplified employee retirement plans and officers' life insurance policies.

         Investment securities increased to $121.8 million at September 30, 1997, an increase of $34.8 million or 40.0% from $87.0 million at December 31, 1996. This increase was attributable to an investment strategy implemented in January 1997, whereby the Company borrowed $25.0 million from the FHLB and invested in a combination of various fixed and variable rate investments.

         Total net loans increased to $200.2 million at September 30, 1997, an increase of $24.2 million or 13.8% from $176.0 million at December 31, 1996. Residential mortgage loans increased to $94.8 million at September 30, 1997, an increase of $7.3 million or 8.3% from $87.5 million at December 31, 1996. This increase was attributable to the increased mortgage loan activity during the period, particularly during the second and third quarters of 1997, net of mortgage loans sold during the first nine months of 1997 of approximately $20.7 million. Consumer loans, net of unearned discounts, remained relatively constant with year-end 1996 amounts. Commercial loans increased to $65.1 million at September 30, 1997, an increase of $13.7 million or 26.5% from $51.4 million at December 31, 1996. Commercial loans consisted of loans made to small businesses within the Company's market area and were generally secured by real estate and other assets of the borrowers.

         Total deposits increased to $278.1 million at September 30, 1997, an increase of $24.9 million or 9.8% from $253.2 million at December 31, 1996. Noninterest-bearing demand deposits increased to $36.9 million at September 30, 1997, an increase of $4.3 million or 13.3% from $32.5 million at December 31, 1996. In the aggregate, savings accounts and interest-bearing demand deposits increased to $71.9 million at September 30, 1997, an increase of $7.1 million or 10.9% from $64.8 million at December 31, 1996. As a percentage of total deposits, savings and interest-bearing demand deposits represented approximately 25.7% at September 30, 1997 and December 31, 1996. These deposits continued to be very attractive to consumers because of their liquidity feature and their competitiveness with respect to rates offered on other short-term deposit products. Time deposits, which include certificates of deposit in denominations of $100,000 or more, increased to $169.4 million at September 30, 1997, an increase of $13.5 million or 8.7% from $155.9 million at December 31, 1996. There were no brokered deposits within the Company's deposit base at September 30, 1997 and December 31, 1996.

         The Company considers its current deposit base to be stable and generally consumer in nature. The deposit mix is, in general, equally distributed among all products without any significant concentrations. For a discussion of factors that could adversely affect the stability of the Company's current deposit base, see "Factors That May Affect Future Results."

December 31, 1996 Compared to December 31, 1995

         The Company's total assets increased to $297.9 million at December 31, 1996, an increase of $46.0 million or 18.3% from $251.9 million at December 31, 1995. The increase in assets was primarily attributable to a $23.7 million growth in net loans and a $13.8 million increase in investment securities.

         The amortized cost of investment securities (including held-to-maturity (HTM) and available-for-sale (AFS)) increased to $87.0 million at December 31, 1996, an increase of $14.6 million or 20.1% from $72.4 million at December 31, 1995. The continued attention given to management's asset/liability and investment strategies resulted in an increase in net interest income while controlling interest rate risk. Due to the significant increase in deposits and by again utilizing structured borrowings with the FHLB, the Company was able to purchase both taxable and tax-exempt investments that provided a favorable spread between the interest rate on deposits and borrowings versus the yield on invested funds. During 1996, the Company purchased $10.0 million of securities with funds borrowed from the FHLB. The strategy that was employed provided a favorable spread between the rates on invested and borrowed funds. At December 31, 1996, gross unrealized gains in the HTM investments were $368,000 while gross unrealized losses amounted to $405,000.

         Total net loans increased to $176.0 million at December 31, 1996, an increase of $23.7 million or 15.6% from $152.3 million at December 31, 1995. The increase in net loans was directly related to the significant growth in commercial loans and residential mortgages. Residential mortgage loans, which included real estate construction loans, increased to $87.6 million at December 31, 1996, an increase of $14.8 million or 20.4% from $72.7 million at December 31, 1995. Residential mortgage loans represented the most significant increase of net loans in 1996.

         Consumer loans, net of unearned discounts, increased to $39.7 million at December 31, 1996, an increase of $2.7 million or 7.2% from $37.0 million at December 31, 1995. The increases in home improvement loans and the expansion of the Company's indirect lending program to automobile dealers provided the majority of growth in the consumer portfolio. Commercial loans increased to $51.5 million at December 31, 1996, an increase of $6.3 million or 13.9% from $45.2 million at December 31, 1995. Commercial loans consisted of loans made to small businesses within the Company's market area and were generally secured by real estate and other assets of the borrowers.

         Total deposits increased to $253.2 million at December 31, 1996, an increase of $44.4 million or 21.3% from $208.8 million at December 31, 1995. Noninterest-bearing demand deposits increased to $32.5 million at December
31, 1996, an increase of $5.7 million or 21.1% from $26.9 million at December 31, 1995. In the aggregate, savings and interest-bearing demand deposits decreased to $64.8 million at December 31, 1996, a decrease of $291,000 or 1.0% from $65.1 million at December 31, 1995. As a percentage of total deposits, savings and interest-bearing demand deposits represented 25.6% in 1996, compared to 31.2% in 1995. Savings deposits decreased to $37.7 million at December 31, 1996, a decrease of $1.7 million or 4.3% from $39.4 million at December 31, 1995. This decrease is because of the rise in interest rates and, therefore, certificates of deposit offered a competitive alternative for customers. Time deposits, which include certificates of deposit in denominations of $100,000 or more, increased to $155.9 million at December 31, 1996, an increase of $39.1 million or 33.4% from $116.8 million at December 31, 1995. As a percentage of total deposits, these deposits increased to 61.6% in 1996 from 56.0% in 1995. Approximately $8.3 million or 62.0% of this growth was from public funds of school districts and local governments located within the Company's market area.

Interest Rate Risk Management

         Interest rate risk management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. Interest rate sensitivity is the relationship between market interest rates and earnings volatility due to the repricing characteristics of assets and liabilities. The Company's net interest income is affected by changes in the level of market interest rates. In order to maintain consistent earnings performance, the Company seeks to manage, to the extent possible, the repricing characteristics of its assets and liabilities.

         The ratio between assets and liabilities repricing in specific time intervals is referred to as an interest rate sensitivity gap. Interest rate sensitivity gaps can be managed to take advantage of the slope of the yield curve as well as forecasted changes in the level of interest rate changes.

         One major objective of the Company when managing the rate sensitivity of its assets and liabilities is to stabilize net interest income. The management of and authority to assume interest rate risk is the responsibility of the Company's Asset/Liability Committee ("ALCO"), which is comprised of senior management and Board members. ALCO meets quarterly to monitor the ratio of interest sensitive assets to interest sensitive liabilities. The process to review interest rate risk management is a regular part of management of the Company. Consistent policies and practices of measuring and reporting interest rate risk exposure, particularly regarding the treatment of noncontractual assets and liabilities, are in effect. In addition, there is an annual process to review the interest rate risk policy with the Board of Directors which includes limits on the impact to earnings from shifts in interest rates.

         To manage the interest sensitivity position, an asset/liability model called "gap analysis" is used to monitor the difference in the volume of the Company's interest sensitive assets and liabilities that mature or reprice within given periods. A positive gap (asset sensitive) indicates that more assets reprice during a given period compared to liabilities, while a negative gap (liability sensitive) has the opposite effect. The Company employs computerized net interest income simulation modeling to assist in quantifying interest rate risk exposure. This process measures and quantifies the impact on net interest income through varying interest rate changes and balance sheet compositions. The use of this model assists the ALCO to gauge the effects of the interest rate changes on interest sensitive assets and liabilities in order to determine what impact these rate changes will have upon the net interest spread.

         At September 30, 1997, LA Bank maintained a one year cumulative gap of negative $7.1 million or 2.0% of total assets. The effect of this gap position provided a negative mismatch of assets and liabilities which can expose LA Bank to interest rate risk during a period of rising interest rates.

                                                         Interest Sensitivity Gap at September 30, 1997
                                              -------------------------------------------------------------------
                                               3 months       3 through      1 through        Over
                                                or less       12 months       3 years        3 years        Total
                                              ------------    ---------     -----------      -------        -----
                                                                                   (Dollars in thousands)

Cash and cash equivalents...................  $ 13,738       $      -        $     -       $      -      $  13,738
Investment securities(1)(2).................    20,239         14,710         31,411         55,451        121,811
Loans(2)....................................    78,087         29,184         34,428         56,178        197,877
Fixed and other assets......................         -              -              -         30,375         30,375
                                              --------       --------        -------       --------       --------
     Total assets...........................  $112,064       $ 43,894        $65,839       $142,004       $363,801
                                              ========       ========        =======       ========       ========

Non interest-bearing transaction deposits(3)  $  9,228       $      -        $ 9,228       $ 18,457      $  36,913
Interest-bearing transaction deposits(3)....         -          6,263         20,934         44,672         71,869
Time........................................    28,940         64,490         17,890         17,191        128,511
Time over $100,000..........................    12,142         19,724          4,598          4,419         40,883
Repurchase agreements.......................       200              -              -              -            200
Short-term borrowings.......................     9,405            314            838          1,484         12,041
Long-term debt..............................    10,599          1,797         14,793         18,397         45,586
Other liabilities...........................         -              -              -          4,364          4,364
                                              --------       --------        -------       --------       --------
     Total..................................  $ 70,514       $ 92,588        $68,281       $108,984       $340,367
                                              ========       =========       ========      ========       ========

Interest sensitivity gap....................  $ 41,550       $(48,694)       $(2,442)      $ 33,020
                                              ========       =========       ========      ========

Cumulative gap..............................  $ 41,550       $ (7,144)       $(9,586)      $ 23,434
                                              ========       =========       ========      ========

Cumulative gap to total assets..............     11.4%          (2.0)%         (2.6)%          6.4%

------------------------------
(1)      Gross of unrealized gains/losses on available for sale securities.
(2) Investments and loans are included in the earlier of the period in which interest rates were next scheduled to adjust or the period in which they are due. In addition, loans were included in the periods in which they are scheduled to be repaid based on scheduled amortization. For amortizing loans and mortgage-backed securities, annual prepayment rates are assumed reflecting historical experience as well as management's knowledge and experience of its loan products.
(3) LA Bank's demand and savings accounts were generally subject to immediate withdrawal. However, management considers a certain amount of such accounts to be core accounts having significantly longer effective maturities based on the retention experiences of such deposits in changing interest rate environments. The effective maturities presented are the FDICIA 305 recommended maturity distribution limits for nonmaturing deposits.


         Upon reviewing the current interest sensitivity scenario, decreasing interest rates could positively effect net income because the Company is liability sensitive. In a rising interest rate environment, net income could be negatively affected because more liabilities than assets will reprice during a given period.

         Certain shortcomings are inherent in the method of analysis presented in the above table. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. See "Factors That May Affect Future Results" for further discussion.

Capital

         The adequacy of the Company's capital is reviewed on an ongoing basis with regard to size, composition and quality of the Company's resources. An adequate capital base is important for continued growth and expansion in addition to providing an added protection against unexpected losses.

         An important indicator in the banking industry is the leverage ratio, defined as the ratio of common stockholders' equity less intangible assets, to average quarterly assets less intangible assets. The leverage ratio at September 30, 1997 was 6.69% compared to 7.49% at September 30, 1996. This decrease is the direct result of the increase in average assets in 1997 caused by the borrowings from the FHLB which were invested in investment grade securities. For 1997 and 1996, the ratios were well above minimum regulatory guidelines.

         As required by the federal banking regulatory authorities, guidelines have been adopted to measure capital adequacy. Under the guidelines, certain minimum ratios are required for core capital and total capital as a percentage of risk-weighted assets and other off-balance sheet instruments. For the Company, Tier I capital consists of common stockholders' equity less intangible assets, and Tier II capital includes the allowable portion of the allowance for possible loan losses, currently limited to 1.25% of risk-weighted assets. By regulatory guidelines, neither Tier I nor Tier II capital reflect the adjustment of SFAS No. 115, which requires adjustment in financial statements prepared in accordance with generally accepted accounting principles by including as a separate component of equity, the amount of net unrealized holding gains or losses on debt and equity securities that are deemed to be available-for-sale.

                                                         At September 30, 1997
                                                         ---------------------
                                                         (Dollars in thousands)

    Primary capital......................................      $  23,183
    Intangible assets....................................            603
                                                               ---------
    Tier I capital.......................................         22,580
    Tier II capital......................................          2,153
                                                               ---------
    Total risk-based capital.............................      $  24,733
                                                               =========

    Total risk-weighted assets...........................       $215,922
    Tier I ratio.........................................         10.46%
    Risk-based capital ratio.............................         11.45%
    Tier I leverage ratio................................          6.69%


         Regulatory guidelines require that core capital and total risk-based capital must be at least 4.0% and 8.0%, respectively.

Liquidity and Funds Management

         Liquidity management is to ensure that adequate funds will be available to meet anticipated and unanticipated deposit withdrawals, debt servicing payments, investment commitments, commercial and consumer loan demand and ongoing operating expenses. Funding sources include principal repayments on loans and investments, sales of assets, growth in core deposits, short- and long-term borrowings and repurchase agreements. Regular loan payments are a dependable source of funds, while the sale of loans and investment securities, deposit flows, and loan prepayments are significantly influenced by general economic conditions and level of interest rates.

         At September 30, 1997, the Company maintained $13.7 million in cash and cash equivalents (including Federal funds sold) in the form of cash and due from banks (after reserve requirements). In addition, the Company had $4.0 million of mortgage loans held for resale and $63.9 million in AFS securities. This combined total of $81.6 million represented 22.4% of total assets at September 30, 1997. The Company believes that its liquidity is adequate.

         The Company considers its primary source of liquidity to be its core deposit base. This funding source has grown steadily over the years and consists of deposits from customers throughout the branch network. The Company will continue to promote the acquisition of deposits through its branch offices. At September 30, 1997, approximately 76.5% of the Company's assets were funded by core deposits acquired within its market area. An additional 6.4% of the assets were funded by the Company's equity. These two components provide a substantial and stable source of funds.

         Net cash used in operating activities was $5.8 million for the nine months ended September 30, 1997, as compared to net cash provided by operating activities of $3.9 million for the comparable period in 1996. This $9.7 million decrease is primarily related to a net $4.5 million increase in the change in mortgage loans held for resale and a net $6.0 million increase in the change in other assets. Net cash used in investing activities increased $21.9 million for the nine months ended September 30, 1997, from $36.4 million to $58.3 million, which was primarily attributable to purchases of investment securities. Net cash provided by financing activities increased $31.4 million from 1996. A net increase in FHLB borrowings of $30.0 million and short-term borrowings of $9.5 million was used to fund investment purchases. A net decrease in the growth of deposits of $6.0 million was the other major component impacting funds provided by financing activities.

Future Outlook

         In 1995, interest rates began moving steadily upward as the FRB tightened its monetary policy. In early 1995, interest rates rose and continued rising through the middle of the year, with the national prime lending rate peaking at 9.0%. The national prime lending rate fell to 8.5% at December 31, 1995, falling again to 8.25% in February 1996, where it remained at December 31, 1996. In March 1997, the national prime lending rate increased to its current level of 8.5%. Management and the Board of Directors do not have the ability to determine if another rate increase will occur; however, the Company believes it is very well positioned to meet the challenges and effects of a rising interest rate environment. The Company's commitment to remaining a community-based organization is strong and the intention is to recognize steady growth in its consumer, mortgage and commercial loan portfolios while obtaining and maintaining a strong core deposit base.

         The banking and financial services industries are constantly changing. The Company is not aware of any pending pronouncements that would have a material impact on the results of operations.

         Beginning September 1995, bank holding companies are permitted to acquire banks in other states without regard to state law. In addition, banks can merge with other banks in another state beginning in September 1997. Predictions are that consolidation will occur as the banking industry strives for greater cost efficiencies and market share. Management believes that such consolidation may enhance its competitive position as a community bank.

         A normal examination of LA Bank by the OCC in 1997 resulted in no significant findings and no impact is anticipated on current or future operations.

         The FDIC Board of Directors voted on November 26, 1996, to retain the existing BIF assessment schedule of 0 to 27 basis points (annual rates) for the first semiannual period of 1997, and to collect an assessment against BIF assessable deposits to be paid to the Financing Corporation ("FICO"). In addition, the Board eliminated the $2,000 minimum annual assessment and authorized the refund of the fourth-quarter minimum assessment of $500 paid by certain BIF-insured institutions on September 30, 1996. LA Bank's current and future FDIC BIF assessment is expected to be $0; however, the FICO assessment for 1997 is expected to be approximately $30,000.

         The Company's twelfth branch in Lake Wallenpaupack (Pike County) opened in November 1996. In addition, the Company acquired the real estate and deposit customer lists of the Milford (Pike County) and Mountainhome (Monroe County) branches of PNC Bank. These branches opened in December 1996. The expected amortization of the customer lists is $100,000 for 1997.

         On May 19, 1997, the OCC granted approval to establish a new branch in downtown Scranton (Lackawanna County). LA Bank's downtown Scranton Branch and its new Financial Center, both located in the historic Oppenheim Building, opened in October 1997.

         Management is hopeful that the newest additional banking offices will continue to expand the Company's deposit base by attracting new depositors, while providing quality service to both new and existing customers. The initial costs associated with the branch openings, such as salaries and benefits, advertising, overhead expenses and marketing will have a negative impact on the Company's earnings until the growth in deposits reaches a level to offset these expenses.

         Management's belief is that a significant impact on earnings depends on its ability to react to changes in interest rates. Through its ALCO, the Company continually monitors interest rate sensitivity of its earning assets and interest-bearing liabilities to minimize any adverse effects on future earnings.

Factors That May Affect Future Results

General

         Banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Company may adversely affect the future results of operations of the Company. Management does not expect any one particular factor to affect results of operations. A downward trend in several areas, however, including real estate, construction and consumer spending, could have an adverse impact on the Company's ability to maintain or increase profitability. Therefore, there is no assurance that the Company will be able to continue their current rates of income and growth. See "Adequacy of Allowance For Possible Credit Losses."

Interest Rates

         The Company's earnings depend, to a large extent, upon net interest income, which is primarily influenced by the relationship between its cost of funds (deposits and borrowings) and the yield on its interest-earning assets (loans and investments). This relationship, known as the net interest spread, is subject to fluctuate and is affected by regulatory, economic and competitive factors which influence interest rates, the volume, rate and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. As part of its interest rate risk management strategy, management seeks to control its exposure to interest rate changes by managing the maturity and repricing characteristics of interest-earning assets and interest-bearing liabilities. Through its asset/liability committee, the Company continually monitors interest rate sensitivity of its earning assets and interest-bearing liabilities to minimize any adverse effects on future earnings.

         As of September 30, 1997, total interest-earning assets maturing or repricing within one year were less than total interest-bearing liabilities maturing or repricing in the same period by $7.1 million, representing a cumulative one-year interest rate sensitivity gap as a percentage of total assets of negative 2.0%. This condition suggests that the yield on the Company's interest-earning assets should adjust to changes in market interest rates at a slower rate than the cost of the Company's interest-bearing liabilities. Consequently, the Company's net interest income could decrease during periods of rising interest rates. See "Interest Rate Risk Management."

Adequacy of Allowance for Possible Credit Losses

         In originating loans, there is a likelihood that some credit losses will occur. This risk of loss varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness and debt servicing capacity of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral securing the loan. Management maintains an allowance for possible credit losses based on, among other things, historical loan loss experience, known inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and an evaluation of current economic conditions. Management believes that the allowance for possible credit losses is adequate. There can be no assurance that nonperforming loans will not increase in the future.

Effects of Inflation

         The majority of assets and liabilities of a financial institution are monetary in nature. Therefore, a financial institution differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Management believes that the most significant impact of inflation on financial results is the Company's ability to react to changes in interest rates. As discussed previously, management attempts to maintain an essentially balanced position between rate sensitive assets and liabilities over a one year time horizon in order to protect net interest income from being affected by wide interest rate fluctuations.

New Financial Accounting Standards

Mortgage Servicing Rights

         In 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which amends Statement No. 65, "Accounting for Certain Mortgage Banking Activities." The Statement applies to all mortgage banking activities in which a mortgage loan is originated or purchased and then sold or securitized with the right to service the loan retained by the seller. The total cost of the mortgage loans is allocated between the mortgage servicing rights and the mortgage loans based on their relative fair values. The mortgage servicing rights are capitalized as assets and amortized over the period of estimated net servicing income. Additionally, they are subject to an impairment analysis based on their fair value in future periods. The Statement was effective for transactions in which mortgage loans are sold or securitized beginning January 1, 1996. The impact on the Company's financial position and results of operations will be dependent upon the future volume of mortgage loans sold with servicing rights retained. In 1996 and 1997, the impact was immaterial.

Stock-Based Compensation

         In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This standard provides the Company with a choice of how to account for the issuance of stock options and other stock grants. The Statement encourages companies to account for stock options at their fair value and recognize the expense as compensation over the service period, but also permits companies to follow existing accounting rules under Accounting Principles Board ("APB") Opinion No. 25. Companies electing to follow APB Opinion No. 25 rules will be required to disclose pro forma net income and earnings per share information as if the new fair value approach had been adopted. The Company is continuing to follow existing accounting rules under APB Opinion No. 25 for options granted, with pro forma disclosure in the footnotes to the consolidated financial statements.

Earnings Per Share and Capital Structure

         In 1997, the FASB issued Statement No. 128, "Earnings Per Share" and Statement No. 129, "Disclosure of Information about Capital Structure." Both Statements are effective for periods ending after December 15, 1997. Statement No. 128 is designed to simplify the computation of earnings per share and will require disclosure of "basic earnings per share" and, if applicable, "diluted earnings per share." Earlier application is not permitted for Statement No. 128 and it will require restatement of all prior period earnings per share data when adopted. The Statement is not expected to materially impact the reported earnings per share of the Company. The adoption of Statement No. 129 will have no impact on the Company.

Reporting Comprehensive Income

         In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Statement No. 130 requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement does not require a specific format for that financial statement, but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. Statement No. 130 is effective for fiscal years beginning after December 15, 1997. The impact of this Statement on the Company would be to require additional disclosures in the Company's financial statements.

Operating Segment Disclosure

         In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information." Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement No. 131 is effective for periods beginning after December 15, 1997. The impact, if any, of this Statement on the Company will be to require additional disclosures in the Company's financial statements.

                                   BUSINESS

General

         The Company is a Pennsylvania business corporation headquartered in Lake Ariel, Pennsylvania, and is a registered bank holding company. The Company was organized in May of 1983, and has one wholly-owned subsidiary, LA Bank, N.A.

         LA Bank was organized in 1910 and is a national banking association and a member of the FRB. LA Bank's deposits are insured by the FDIC to the fullest extent provided by law. LA Bank is a full-service commercial bank providing a range of services, including time and demand deposit accounts, consumer, commercial and mortgage loans, and credit cards to individuals and small to medium-sized businesses in its Northeastern Pennsylvania market area. LA Bank has fourteen (14) branch locations located in Lackawanna, Wayne, Pike and Monroe Counties.

         LA Bank has two subsidiaries: LA Lease, Inc., a business unit that engages in consumer and commercial leasing; and Ariel Financial Services, Inc., a newly formed business unit offering stocks, bonds, annuities and other insurance-related products.

         At September 30, 1997, the Company had total assets, total deposits, net loans, and stockholder's equity of $363.6 million, $278.1 million, $200.1 million, and $23.1 million, respectively.

Market Overview

         LA Bank's market area is a five county region consisting of Lackawanna, Luzerne, Monroe, Pike, and Wayne Counties in the Northeast corner of Pennsylvania. This area has a combined population of 646,000 residents and includes the cities of Scranton and Wilkes-Barre, the region's two largest municipalities with populations of 85,000 and 50,000, respectively.

         As of June 30, 1996, there were 34 banking institutions operating a total of 278 branches and having total deposits of $9.6 billion in the four county area. LA Bank's six Lackawanna County branches have 3.7% of the total deposits in the county, the three Pike County branches have 12.7% of the total deposits in the county, and the two Wayne County branches had approximately 13.1% of the total deposits in the county. LA Bank's twelfth branch in Lake Wallenpaupack (Pike County) opened in November 1996. In December 1996, the Company acquired two branches from a larger, super-regional bank holding company, one in Pike County and one in Monroe County. LA Bank's downtown Scranton branch and its new Financial Center, both located in the historic Oppenheim Building, opened in October 1997.

Operating Strategy

         Since December 31, 1994, the Company has grown substantially. Total assets have grown from $236.1 million at December 31, 1994 to $363.6 million at September 30, 1997. Total deposits have grown from $192.2 million at December 31, 1994 to $278.1 million at September 30, 1997, while net loans have grown from $135.0 million at December 31, 1994 to $200.1 million at September 30, 1997. The Company believes its growth has been driven by the successful execution of its operating strategy, the key elements of which include:

Maintaining a Community Focus

         Northeastern Pennsylvania represents a stable banking market with a diversified economy. LA Bank offers individuals and small to medium-sized businesses a wide array of banking products, informed and friendly service, extended operating hours, consistently applied credit policies, and local, timely decision making. All LA Bank customers are afforded direct access to LA Bank's President and other executive officers.

Aggressively Expanding the Branch System

         Management plans to continue developing a cohesive network of branches that will more thoroughly serve LA Bank's designated market area and will successfully penetrate new markets in adjacent counties and municipalities. A significant portion of the capital raised from this offering will be used to fund the construction and/or acquisition of new branch locations in contiguous counties where significant opportunities exist to capture market share.

Capitalizing on Market Dynamics; Providing Attentive and Personalized Service

         The counties in which LA Bank competes have seen a significant number of larger competitors acquired by large, out-of-market banking institutions (PNC Bank Corp./First Eastern Corp., CoreStates Bank, N.A./Third National Bank & Trust Company, Mellon Bank, N.A./United Penn Bank, First Empire Corp./ONBANCorp/Franklin First Savings Bank, First Union National Bank/First Fidelity). The ensuing cultural changes in these banking institutions have resulted in a change in their product and service offerings. The Company has capitalized on these dynamics by offering a community banking alternative to consumer and small businesses based upon responsiveness, informed and friendly service, and consistently applied credit policies and complemented by timely, local decision making and easily accessible executive management.

Building a Sales and Service Culture

         The Company instills a sales and service oriented culture in its branch and lending personnel in order to build customer relationships and maximize cross-selling opportunities. The Company offers meaningful sales-based incentives to all its customer contact employees.

Attracting Highly Experienced Personnel

         LA Bank's executive officers have a combined 55 years of banking experience in the market. LA Bank's commercial lenders have a combined 77 years of experience in providing high-quality service to small and medium-sized businesses in the region. As a result of continued bank consolidation in the area, LA Bank has been able to attract and retain experienced branch and lending personnel from much larger institutions, who prefer to work within a community oriented organization serving consumers and small business people.

New Financial Center

         The Company has consolidated its entire operations and administration functions in the historic Oppenheim Building in Scranton, Pennsylvania. This newly renovated building is the focal point of a downtown revitalization program centered around the Mall at Steamtown in the central business district of Scranton. This downtown presence should provide LA Bank with a much higher profile in the marketplace. In conjunction with this relocation, LA Bank has upgraded its computer and data processing systems to handle more than twice the account volume that the systems are currently supporting in anticipation of future growth.

Products and Services

         LA Bank offers a range of commercial and retail banking services to its customers, including personal and business checking and savings accounts, certificates of deposit, residential mortgage, and consumer and commercial loans. While LA Bank's borrowing customers typically borrow between $5,000 and $100,000, LA Bank's legal lending limit is $3.5 million. LA Bank will seek to arrange larger loans on a participation basis with other financial institutions. In addition, LA Bank provides travelers' checks, wire transfers, and other typical banking services. LA Bank is a member of the MAC/Plus network, provides clients with access to automated teller machines worldwide, and makes credit cards and VISA CheckCards available to its customers.

         LA Bank's leasing subsidiary offers consumer and commercial leasing to both bank and non-bank customers. Leasing products are available for personal and commercial vehicles, equipment and machinery. LA Bank's brokerage subsidiary will offer (pending OCC approval) bank customers access to mutual funds, stocks, bonds, and other securities, as well as, annuities, whole life insurance and other alternative investment vehicles.

Branch Expansion Plans and Growth Strategy

         The Company has achieved its rapid expansion and market penetration by expanding its branch presence into those markets in which it has identified growth opportunities. Management's goal when establishing a new branch is to achieve a deposit base whereby the branch will become profitable in three years or less. LA Bank opened its Lake Wallenpaupack Branch in Wayne County in November 1996, and its Milford and Mountainhome Branches in Pike and Monroe Counties, respectively, in December 1996. LA Bank's Scranton branch in Lackawanna County is located in the historic Oppenheim Building and opened for business on October 8, 1997.

         The Company currently is opening approximately 50 new accounts per day and seeks to acquire new customers and new accounts by leveraging its marketing strategy which highlights LA Bank's attractive product offerings and its personalized approach to community banking. The Company believes that its product offerings, which feature market competitive interest rates on selected products, low minimum balance requirements, and discounted loan fees, coupled with its continued introduction of new products, such as its VISA CheckCard, will continue to contribute to account and deposit growth. LA Bank's goal is to leverage deposit inflows into new loan originations. Since December 31, 1994, deposits have grown 44.7% from $192.2 million to $278.1 million at September 30, 1997. Net loans have grown 48.2% from $135.0 million at December 31, 1994 to $200.1 million at September 30, 1997.

Year 2000 Compliance; Management Information Systems

         The Board of Directors has established a Year 2000 compliance committee to address the risks of the critical internal bank systems that are affected by date sensitive applications, as well as external systems provided by third parties. A comprehensive plan was developed detailing the sequence of events and actions to be taken as the Year 2000 approaches.

         In October 1997, the Company purchased and installed an upgrade to its current systems to improve efficiencies of operations and position itself for future growth. The cost of the new system was approximately $775,000. Preconversion testing demonstrated that the new hardware and software are Year 2000 compliant. Further testing will be performed as needed to ensure future hardware upgrades or software additions meet the same level of compliance.

Loan Portfolio

         The Company's loan portfolio consists of commercial loans, residential one-to-four-family mortgage loans, home equity lines of credit, and consumer loans. Commercial loans are primarily made to small businesses and professionals in the form of term loans and for working capital purposes with maturities generally between one and five years. The majority of these commercial loans are collateralized by real estate and further secured by personal guarantees. In 1996, the Company originated $19.0 million in commercial loans.

         The Company is one of the largest originators of residential mortgage loans in its Northeastern Pennsylvania market area. In 1996, the Company originated $40.0 million in residential mortgage loans. Substantially all 30-year fixed rate mortgages are resold in the secondary market. The Company retains servicing rights on those loans sold in the secondary market.

         The Company's net loans at September 30, 1997 totaled $200.2 million, an increase of $24.2 million, or 13.8%, compared to net loans at December 31, 1996 of $176.0 million. This follows an increase of $23.7 million, or 15.5%, from the $152.3 million amount of net loans at December 31, 1995. These increases reflect continued loan demand from the Company's target customers.

         The following tables set forth (i) the Company's loans by major categories as of the dates indicated and (ii) the Company's loan origination activity by major categories for the periods indicated:

Loan Portfolio Composition                 At September 30,                    At December 31,
                                        --------------------    ---------------------------------------------------------
                                          1997        1996        1996        1995        1994        1993         1992
                                        --------    --------    --------    --------    --------    --------      -------
                                                                              (In thousands)

Real estate - construction.....         $  5,023    $  4,258    $  3,214    $  4,726    $  2,406    $  3,547      $ 3,146
Real estate - mortgage.........           88,681      86,454      84,352      68,006      56,858      47,573       37,922
Commercial and industrial......           65,141      40,822      51,485      45,210      43,269      39,259       35,043
Consumer installment...........           47,093      48,510      45,170      42,891      40,839      24,020       21,273
Lease financing................            3,770       2,235       2,588       1,742       1,119       1,313        1,417
Unearned income................           (6,681)     (8,058)     (8,091)     (7,641)     (6,947)     (3,812)      (3,687)
Unearned loan fees, net........             (653)       (966)       (898)       (971)     (1,030)     (1,054)        (684)
                                        --------    --------    --------    --------    --------    --------      -------
  Total loans and leases.......          202,374     173,255     177,820     153,963     136,514     110,846       94,430
Allowance for possible credit
  losses.......................           (2,153)     (1,767)     (1,830)     (1,657)     (1,496)     (1,544)      (1,254)
                                        --------    --------    --------    --------    --------    --------      -------
    Net loans and leases.......         $200,221    $171,488    $175,990    $152,306    $135,018    $109,302      $93,176
                                        =========   =========   =========   =========   =========   =========     =======


Loan Originations                                     Nine Months Ended
                                                         September 30,                Years Ended December 31,
                                                   -------------------------    ----------------------------------
                                                       1997         1996            1996         1995       1994
                                                   ------------ ------------    ------------ ------------ --------
                                                                           (In thousands)
Commercial:
  Real estate secured/construction.............    $19,339      $ 6,890        $ 8,768      $ 2,153      $ 6,164
  Non-real estate secured/unsecured............     15,538        6,910         10,510       10,452        3,152
                                                   -------      -------        -------      -------      -------
    Total commercial...........................    $34,877      $13,800        $19,278      $12,605      $ 9,316
                                                   =======      =======        =======      =======      =======
Residential:
  Mortgages....................................    $22,969      $24,564        $28,498      $15,341      $24,396
  Construction.................................     11,288        8,939         11,896        2,684            -
                                                   -------      -------        -------      -------      -------
    Total residential..........................    $34,257      $33,503        $40,394      $18,025      $24,396
                                                   =======      =======        =======      =======      =======
Consumer:
  Installment..................................    $14,877      $16,118        $21,152      $16,969      $16,966
  Home equity lines-secured....................      4,177        3,078          3,859        2,743        4,119
  Lines of credit-unsecured....................        154          264            355          171          131
                                                   -------      -------        -------      -------      -------
    Total consumer.............................    $19,208      $19,460        $25,366      $19,883      $21,216
                                                   =======      =======        =======      =======      =======


Loan Maturity and Interest Rate Sensitivity

         The amount of loans outstanding by category as of the dates indicated, which are due in (i) one year or less, (ii) more than one year through five years and (iii) over five years, is shown in the following table. Loan balances are also categorized according to their sensitivity to changes in interest rates.

                                                 At September 30, 1997                  At December 31, 1996
                                          --------------------------------     -----------------------------------
                                          Within   Two-     After                 Within  Two-     After
                                          One      Five     Five                  One     Five     Five
                                          Year     Years    Years    Total        Year    Years    Years    Total
                                          ----     -----    -----    -----        ----    -----    -----    -----
                                                                                   (In thousands)

Real estate-construction............     $ 5,023  $    -  $     -  $ 5,023      $ 3,214   $    -  $     -  $ 3,214
Commercial and industrial...........      13,396   7,449   44,296   65,141       11,590    7,633   32,262   51,485
                                         -------  ------  -------  -------      -------   ------  -------  -------
  Total.............................     $18,419  $7,449  $44,296  $70,164      $14,804   $7,633  $32,262  $54,699
                                         =======  ======  =======  =======      =======   ======  =======  =======

Fixed interest rate.................     $ 5,312  $3,208  $ 8,895  $17,415      $ 4,075   $2,943  $ 6,821  $13,839
Adjustable interest rate............      13,107   4,241   35,401   52,749       10,729    4,690   25,441   40,860
                                         -------  ------  -------  -------      -------   ------  -------  -------
  Total.............................     $18,419  $7,449  $44,296  $70,164      $14,804   $7,633  $32,262  $54,699
                                         =======  ======  =======  =======      =======   ======  =======  =======


         In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, as to principal amount, at interest rates prevailing at the date of renewal.

Credit Quality

         The following summary shows information concerning loan delinquency and other nonperforming assets at the dates indicated.

                                                 At September 30,                          At December 31,
                                                ------------------      ------------------------------------------------------
                                                 1997        1996        1996        1995        1994        1993        1992
                                                ------      ------      ------      ------      ------      ------      ------
                                                                        (Dollars in thousands)

Loans past due 90 days or more.....             $1,495      $  811      $1,593      $1,176      $1,125      $1,501      $1,153
Impaired loans in nonaccrual status                453         711         542       1,216           -           -           -
Other nonaccrual loans.............                122          73          73         487       1,786       1,585       1,909
                                                ------      ------      ------      ------      ------      ------      ------
    Total nonperforming loans......              2,070       1,595       2,208       3,419       2,911       3,086       3,062
Foreclosed assets held for sale                    561         691         841          52         191         119       1,031
                                                ------      ------      ------      ------      ------      ------      ------
    Total nonperforming assets(1)..             $2,631      $2,286      $3,049      $3,471      $3,102      $3,205      $4,093
                                                ======      ======      ======      ======      ======      ======      ======
Nonperforming loans as a
  percentage of loans..............               1.03%       0.88%       1.24%       2.19%       2.13%       2.78%       3.24%
Nonperforming assets as a
  percentage of assets.............               0.72        0.80        1.02        1.36        1.31        1.89        3.09

------------------------------
(1) Nonperforming assets included nonperforming loans and foreclosed assets held for sale. Nonperforming loans consisted of loans where the principal and/or interest was 90 days or more past due and loans that had been placed on nonaccrual status. When loans were placed on nonaccrual status, income from the current period was reversed from current earnings and interest from prior periods was charged to the allowance for possible credit losses. Consumer loans were charged-off when principal or interest was 120 days or more delinquent, or were placed on nonaccrual status if a sufficient amount of collateral existed.

         The following summary shows the impact on interest income on nonaccrual and restructured loans for the periods indicated:

                                                                For the Nine Months Ended    For the Year Ended
                                                                      September 30,              December 31,
                                                                -------------------------    ------------------
                                                                   1997          1996          1996       1995
                                                                   ----          ----          ----       ----
                                                                                    (In thousands)
Interest income that would have been recorded had the
  loans been in accordance with their original terms........         $30          $64           $92        $187
Interest income included in net income......................          30            7             7          12


         Restructured loans are loans that have been modified by extending terms, or reducing interest rates of a troubled borrower's debt, to provide for the repayment of both principal and interest. At September 30, 1997, there were three restructured loans in the aggregate amount of $450,437.

         Concentrations of credit, as defined by LA Bank's loan policy, are groupings of loans with a common repayment source that exceed 25.0% of LA Bank's capital. As of September 30, 1997, LA Bank's receivables from, guarantees of, and obligations of companies in the used automobile sales industry were approximately $10.0 million, 43.0% of capital. This dealer related debt was comprised of floor plan inventory lines of credit, real estate secured operating lines of credit, business term loans, which were mainly real estate secured, and recourse or repurchase third party paper. Additionally, obligations such as residential mortgages and other personal debt whose repayment is dependent on the operation of these dealerships is included in this concentration. Overall, these relationships have been handled in a satisfactory manner.

         Foreclosed real estate is initially recorded at fair value, net of estimated selling costs at the date of foreclosure, thereby establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.

         Potential problem loans consist of loans that are included in performing loans, but for which potential credit problems of the borrowers have caused management to have serious doubts as to the ability of such borrowers to continue to comply with present repayment terms. At September 30, 1997, potential problem loans of $1.7 million were identified by management.

Allowance for Possible Credit Losses

         A detailed analysis of the Company's allowance for possible credit losses for the nine month periods ended September 30, 1997 and 1996 and for each of the years in the five year period ended December 31, 1996, is as follows:

                                                Nine Months Ended
                                                   September 30,                     Years Ended December 31,
                                              -------------------      ------------------------------------------------------
                                                1997        1996        1996        1995        1994        1993        1992
                                               ------      ------      ------      ------      ------      ------      ------
                                                                        (Dollars in thousands)

Balance at beginning of period.                $1,830      $1,657      $1,657      $1,496      $1,544      $1,254       $1,114
                                               ------      ------      ------      ------      ------      ------      ------
Charge-offs:
   Real estate-construction....                     -           -           -           -           -           -           -
   Real estate-mortgage........                   104         143         143         200          14           -          28
   Commercial and industrial...                    96          46         158         294         321         211         449
   Consumer installment........                   280         208         274         206         157         196         275
   Lease financing.............                     2           -           -           -           7          39          44
                                               ------      ------      ------      ------      ------      ------      ------
     Total.....................                   482         397         575         700         499         446         796
                                               ------      ------      ------      ------      ------      ------      ------
Recoveries:
   Real estate-construction....                     -           -           -           -           -           -           -
   Real estate-mortgage........                     -           -           -           -           2           -          19
   Commercial and industrial...                    40          33          40           8          12           8          18
   Consumer installment........                    35          49          58          43          58          82          68
   Lease financing.............                       -          -          -           -           4           6           -
                                               ------      ------      ------      ------      ------      ------      ------
     Total.....................                    75          82          98          51          76          96         105
                                               ------      ------      ------      ------      ------      ------      ------
Net charge-offs................                   407         315         477         649         423         350         691
                                               ------      ------      ------      ------      ------      ------      ------
Provision for possible credit
   losses......................                   730         425         650         810         375         640         831
                                               ------      ------      ------      ------      ------      ------      ------
Balance at end of period.......                $2,153      $1,767      $1,830      $1,657      $1,496      $1,544      $1,254
                                               ======      ======      ======      ======      ======      ======      ======
Ratio of net charge-offs during
   period to average loans
   outstanding during period...                  0.22%       0.19%       0.30%       0.44%       0.35%       0.35%       0.79%
Ratio of allowance for possible
   credit losses to:
     Total loans, net of
       unearned income.........                  1.06        1.04        1.03        1.08        1.11        1.41        1.35
     Total nonperforming loans.                 96.14       87.16       82.88       48.46       51.39       50.03       40.95

         Management makes monthly determinations as to an appropriate provision from earnings necessary to maintain an allowance for possible credit losses that is adequate for potential yet undetermined losses. This determination includes a review of loans that are current, but which management has determined for a variety of reasons require more careful monitoring going forward. The dollar amount charged to earnings is determined based upon several factors including: a continuing review of delinquent, classified and nonaccrual loans, large loans, and overall portfolio quality; regular examination and review of the loan portfolio by regulatory authorities; analytical review of loan charge-off experience, delinquency rates, other relevant historical and peer statistical ratios; and management's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio.

         Determining the appropriate level of the allowance for possible credit losses at any given date is difficult, particularly in a continually changing economy. In management's opinion, the allowance for possible credit losses was adequate at September 30, 1997. However, there can be no assurance that, if asset quality deteriorates in future periods, additions to the allowance for possible credit losses will not be required.

         LA Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. The following schedule sets forth the allocation of the allowance for possible credit losses among various categories. At September 30, 1997, approximately 63.0% of the allowance for possible credit losses is allocated to general risk to protect LA Bank against potential yet undetermined losses. The allocation is based upon historical experience. The entire allowance for possible credit losses is available to absorb future loan losses in any loan category.

                                                                                  At September 30,
                                                         ------------------------------------------------------------------
                                                                    1997                                  1996
                                                         ----------------------------        ------------------------------
                                                                           Percent                              Percent
                                                                           of Loans                             of Loans
                                                                           in Each                              in Each
                                                                           Category                              Category
                                                         Amount           to Loans(1)         Amount            to Loans(1)
                                                         ------           -----------         ------            -----------
                                                                            (Dollars in thousands)
Allocation of allowance for possible credit
   loses:
   Real Estate..............................            $   266                46%            $   246               52%
   Commercial and industrial................                822                32                 624               24
   Consumer installment.....................                524                20                 398               23
   Lease financing..........................                 74                 2                  52                1
   Unallocated..............................                467                 -                 447                -
                                                         ------               ---              ------              ---
     Total..................................             $2,153               100%             $1,767              100%
                                                         ======               ====             ======              ====

------------------------------
(1)      Loans, net of unearned income.

                                                                 At December 31,
                     ----------------------------------------------------------------------------------------------------------
                               1996               1995                1994                1993                   1992
                     ----------------------  ------------------  -------------------  -------------------  --------------------
                                   Percent            Percent             Percent              Percent               Percent
                                  of Loans           of Loans            of Loans             of Loans              of Loans
                                   in Each            in Each             in Each              in Each               in Each
                                 Category            Category            Category             Category              Category
                        Amount  to Loans(1)  Amount  to Loans(1)  Amount  to Loans(1)  Amount  to Loans(1)  Amount  to Loans(1)
                        ------  -----------  ------  -----------  ------ ------------  ------ ------------  ------  -----------
                                                                    (Dollars in thousands)
Allocation of
  allowance for
  possible credit
  losses:
Real Estate .......    $  248        49%    $  279        47%    $  370        43%    $  198        46%    $  145        43%
Commercial and
  industrial ......       574        29        700        29        631        32        924        35        802        37
Consumerinstallment       428        21        437        23        386        24        259        18        133        18
Lease financing ...        62         1         52         1         52         1         55         1         22         2
Unallocated .......       518        --        189        --         57        --        108        --        152        --
                       ------       ---     ------       ---     ------       ---     ------       ---     ------       ---
  Total ...........    $1,830       100%    $1,657       100%    $1,496       100%    $1,544       100%    $1,254       100%
                       ======       ===     ======       ===     ======       ===     ======       ===     ======       ===

---------------------
(1)      Loans, net of unearned income.

Securities Portfolio

         The Company's securities portfolio is intended to provide liquidity, reduce interest rate risk and contribute to earnings while exposing the Company to reduced credit risk. The securities portfolio has grown from $73.2 million at December 31, 1995 to $87.0 million at December 31, 1996, and $121.8 million at September 30, 1997. This increase is due in large part to matched funding programs employed by the Company that use FHLB advances and the deposit inflows at existing and new branches to fund both loan originations and securities purchases. The purpose of these matched funding programs is to target earnings growth and net interest margin increases while managing liquidity, credit, market and interest rate risk. From time to time a specific matched funding program may attempt to achieve current earnings benefits from future growth in deposits that management is reasonably confident will occur. See "Risk Factors - Rapid Growth."

         A summary of securities available for sale and securities held to maturity at September 30, 1997 and 1996 and at December 31, 1996, 1995 and 1994 follows.

                                                                   Securities                     Securities
                                                                Available for Sale             Held to Maturity
                                                                 at September 30               at September 30,
                                                               --------------------          ---------------------
                                                                1997         1996             1997          1996
                                                               -------      -------          -------       -------
                                                                                       (In thousands)
U.S. government agencies and corporations...................   $51,252      $54,523          $35,169       $10,881
Obligations of states and political subdivisions............     9,525        5,239           22,701        15,773
Equity securities(1)........................................     3,166        1,443                -             -
                                                               -------      -------          -------       -------
Total amortized cost of securities..........................   $63,943      $61,205          $57,870       $26,654
                                                               =======      =======          =======       =======
Total fair value of securities..............................   $63,911      $60,447          $58,360       $26,260
                                                               =======      =======          =======       =======

------------------------------
(1) Comprised mostly of FHLB stock, Federal Reserve Bank stock and a Pennsylvania community bank stock.

                                                               Securities                     Securities
                                                                Available                  Held to Maturity
                                                             at December 31,                at December 31,
                                                       --------------------------      ---------------------------
                                                        1996      1995      1994        1996      1995      1994
                                                       -------   -------   -------     -------   -------   -------
                                                                                           (In thousands)
U.S. government agencies and corporations............  $50,253   $43,041   $27,348     $10,841   $11,065   $31,611
Obligations of states and political subdivisions.....    9,066     5,810     6,919      15,760    11,524    10,924
Equity securities(1).................................    1,443     1,304     2,619           -         -         -
                                                       -------   -------   -------     -------   -------   -------
Total amortized cost of securities...................  $60,762   $50,155   $36,886     $26,601   $22,589   $42,535
                                                       =======   =======   =======     =======   =======   =======
Total fair value of securities.......................  $60,399   $50,580   $34,142     $26,564   $22,866   $40,674
                                                       =======   =======   =======     =======   =======   =======

------------------------------
(1) Comprised mostly of FHLB stock, Federal Reserve Bank stock and a Pennsylvania community bank stock.


         The following table presents the maturity distribution and weighted average yield of the securities portfolio of the Company at September 30, 1997 and December 31, 1996. Weighed average yields on tax-exempt obligations have been computed on a taxable equivalent basis.

                                                                 Available for Sale September 30, 1997
                                                                        (Dollars in thousands)
                                       -----------------------------------------------------------------------------------------
                                                         After 1 Year But   After 5 Years But   After 10 Years
                                        Within 1 Year    Within 5 Years     Within 10 Years     or no maturity        Total
                                       --------------    ----------------   -----------------   ---------------   --------------
                                       Amount   Yield    Amount   Yield     Amount    Yield     Amount   Yield    Amount   Yield
                                       ------   -----    ------   -----     ------    -----     ------   -----    ------   -----
Amortized cost:
U.S. government agencies and
   corporations...............           $245   7.50%  $   259    8.54%     $19,832   7.04%    $30,916   7.11%    $51,252  7.09%
Obligations of state and
   political subdivisions.....            205   6.36     1,320    7.79          525   7.55       7,475   7.83       9,525  7.78
Equity securities.............              -     -          -      -             -      -       3,166   4.80       3,166  4.80
                                         ----           ------              -------            -------            -------
Total securities available for
   sale.......................           $450   6.98%   $1,579    7.91%     $20,357   7.05%    $41,557   7.06%    $63,943  7.08%
                                         ====           ======              =======            =======            =======

                                                                 Available for Sale December 31, 1996
                                      -----------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
                                                        After 1 Year But   After 5 Years But   After 10 Years
                                       Within 1 Year     Within 5 Years     Within 10 Years    or no maturity        Total
                                      --------------     --------------     ---------------    --------------    --------------
                                      Amount   Yield    Amount   Yield     Amount    Yield     Amount   Yield    Amount   Yield
                                      ------   -----    ------   -----     ------    -----     ------   -----    ------   -----
Amortized cost:
U.S. government agencies and
   corporations...............        $   410   7.79%    $  298   8.51%     $12,831   6.97%    $36,714   7.02%    $50,253  7.02%
Obligations of state and
   political subdivisions.....            645   6.89      2,110   7.90          824   7.93       5,487   8.16       9,066  7.99
Equity securities.............              -      -          -      -            -      -       1,443   5.98       1,443  5.98
                                       ------            ------             -------            -------            -------
Total securities available for
   sale.......................         $1,055   7.24%    $2,408   7.98%     $13,655   7.03%    $43,644   7.13%    $60,762  7.14%
                                       ======            ======             =======            =======            =======

                                                                Held to Maturity September 30, 1997
                                      -----------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
                                                        After 1 Year But   After 5 Years But   After 10 Years
                                       Within 1 Year     Within 5 Years     Within 10 Years    or no maturity        Total
                                      --------------     --------------     ---------------    --------------    --------------
                                      Amount   Yield    Amount   Yield     Amount    Yield     Amount   Yield    Amount   Yield
                                      ------   -----    ------   -----     ------    -----     ------   -----    ------   -----
Amortized cost:
U.S. government agencies and
   corporations...............        $    -       -     $    -       -     $10,200    7.55%   $24,969   7.09%    $35,169  7.22%
Obligations of state and
   political subdivisions.....             -       -          -       -       8,655    7.48     14,046   8.19      22,701  7.88
                                      ------             ------             -------            -------            -------
Total securities held to
   maturity...................        $    -       -     $    -       -     $18,855    7.52%   $39,015   7.47%    $57,870  7.50%
                                      ======             ======             =======            =======            =======

                                                                 Held to Maturity December 31, 1996
                                      -----------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
                                                        After 1 Year But   After 5 Years But   After 10 Years
                                       Within 1 Year     Within 5 Years     Within 10 Years    or no maturity        Total
                                      --------------     --------------     ---------------    --------------    --------------
                                      Amount   Yield    Amount   Yield     Amount    Yield     Amount   Yield    Amount   Yield
                                      ------   -----    ------   -----     ------    -----     ------   -----    ------   -----
Amortized cost:
U.S. government agencies and
   corporations...............        $    -       -     $    -       -     $     -       -%   $10,841   6.40%    $10,841  6.40%
Obligations of state and
   political subdivisions.....             -       -          -       -       7,686    7.53      8,074   8.36      15,760  7.96
                                      ------             ------             -------            -------            -------
Total securities held to
   maturity...................        $    -       -     $    -       -      $7,686    7.53%   $18,915   7.24%    $26,601  7.32%
                                      ======             ======             =======            =======            =======

         LA Bank maintains a securities portfolio for the secondary application of funds as well as a secondary source of liquidity.

         At September 30, 1997, securities having an amortized cost of $24.3 million were pledged as collateral for public funds and other purposes as required or permitted by law.

         Neither the Company nor LA Bank holds securities of any one issuer, excluding U.S. treasuries and U.S. agencies, that exceeded 10.0% of stockholders' equity at September 30, 1997, or any prior period end.

Deposit Structure

         The following is a distribution of the average balances of LA Bank's deposits and the average rates paid thereon for the nine months ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994.

                                  Nine Months Ended                                  Years Ended
                                     September 30,                                   December 31,
                              -------------------------------   --------------------------------------------------
                                   1997              1996              1996              1995            1994
                              -------------------------------   -------------------------------------------------
                              Amount   Rate     Amount  Rate     Amount    Rate    Amount    Rate   Amount   Rate
                              ------   ----     ------  ----     ------    ----    ------    ----   ------   ----
                                                             (Dollars in thousands)
Demand--noninterest bearing..$ 34,768         $ 28,846          $ 29,545         $ 26,172          $ 23,479
Demand--interest-bearing.....  30,026  2.05%    25,404   2.06%    25,764   2.08%   25,993    2.38%   26,094  2.42%
Savings......................  38,677  2.02     38,825   4.02     38,472   4.03    41,186    3.70    45,600  2.61
Time, $100,000 and over......  40,064  5.75     31,640   4.53     33,811   4.50    26,960    5.04    16,461  4.24
Time, other.................. 120,441  5.33    103,740   5.03    105,883   5.05    86,980    5.37    58,902  4.59
                             --------         --------          --------         --------          --------
     Total deposits..........$263,976         $228,455          $233,475         $207,291          $170,536
                             ========         ========          ========         ========          ========

         The following is a breakdown, by maturities, of the Company's time certificates of deposit issued in denominations of $100,000 or more as of September 30, 1997 and 1996, and December 31, 1996, 1995 and 1994.

                                                                      Certificates of $100,000 or more
                                                       ----------------------------------------------------------------
                                                        At September 30,                     At December 31,
                                                       ------------------         -------------------------------------
                                                       1997          1996         1996           1995           1994
                                                       ----          ----         ----           ----           ----
                                                                                           (In thousands)
Maturing in:
Three months or less...............................  $12,077       $12,158       $11,375        $11,708        $ 9,664
Over three through six months......................   14,558        13,039        17,847          5,701          6,503
Over six through twelve months.....................    5,116         4,813         6,376          8,213          6,424
Over twelve months.................................    9,132         2,676         4,642          1,321          2,072
                                                     -------       -------       -------        -------        -------
    Total..........................................  $40,883       $32,686       $40,240        $26,943        $24,663
                                                     =======       =======       =======        =======        =======

Long-Term Debt and Other Borrowings

         LA Bank maintains a U.S. Treasury tax and loan note option account for the deposit of withholding taxes, corporate income taxes and certain other payments to the federal government. Deposits are subject to withdrawal and are evidenced by an open-ended interest-bearing note. Borrowings under this note option account were approximately $1.0 million at September 30, 1997 and 1996, respectively.

         LA Bank has a flexible line of credit commitment available from the FHLB for borrowings of up to approximately $10.0 million, expiring March 25, 1998. There were borrowings of $4.8 million and $5.2 million under this line of credit at September 30, 1997 and 1996, respectively.

         LA Bank had no other short-term borrowings from the FHLB at September 30, 1997 and 1996.

         Long-term debt consisted of the following at September 30, 1997 and 1996:

                                                                                      1997                1996
                                                                                      ----                ----
                                                                                              (In thousands)
Advances from the FHLB bearing interest at a weighted average rate of
    6.28% and 5.25% as of September 30, 1997 and 1996, respectively...............    $48,328            $15,125
                                                                                      =======            =======

         Maturities of long-term debt at September 30, 1997 are as follows (in thousands):

                  1997..................................... $     700
                  1998.....................................    12,818
                  1999.....................................     2,972
                  2000.....................................     8,169
                  2001.....................................     8,282
                  2002.....................................    10,837
                  2005.....................................     5,000
                                                            ---------
                                                              $48,328
                                                            =========

         LA Bank has maximum borrowing capacity with the FHLB of approximately $117.8 million. Advances from the FHLB are secured by qualifying assets of LA Bank.

LA Lease, Inc.

         The principal office of LA Lease, Inc. is located at Route 191, Lake Ariel, Pennsylvania 18436 (the main branch of LA Bank).

         As of September 30, 1997 and December 31, 1996, LA Lease, Inc. had total assets of $3.1 million and $2.2 million, total shareholders' equity of $77,000 and $25,000 and total liabilities of $3.0 million and $2.2 million, respectively. LA Lease, Inc. has obtained all of its financing from LA Bank.

         LA Lease, Inc. provides financing to consumers and businesses in the form of vehicle and equipment leases. The business of LA Lease, Inc. is not seasonal in nature.

Ariel Financial Services, Inc.

         The principal office of Ariel Financial Services, Inc. is located at LA Bank's new financial, operations and administrative center in the Oppenheim Building, 409 Lackawanna Avenue, Suite 201, Scranton, Pennsylvania 18503-2045. This subsidiary of LA Bank was incorporated on July 11, 1997, to deliver non-depository investment and annuity products to the customers of LA Bank. As of October 31, 1997, Ariel Financial Services, Inc. had no material assets or liabilities.

Competition

         LA Bank faces significant competition from other commercial banks, savings banks, savings and loan associations and several other financial and investment service institutions in the communities it serves. Several of these institutions are affiliated with major banking and financial institutions which are substantially larger and have greater financial resources than the Company and LA Bank. As the financial services industry continues to consolidate, competition affecting LA Bank may increase. For most of the services that LA Bank performs, there is also competition from credit unions and issuers of commercial paper and money market funds. Such institutions, as well as brokerage firms, consumer finance companies, insurance companies and pension trusts, are important competitors for various types of financial services.

Properties

         The Company owns or leases no properties, except through LA Bank. The following is selective information about LA Bank's properties:

                                                   Type of        Square
Property      Location                            Ownership       Footage       Use
--------      --------                            ---------       -------       ---

      1       Route 191                              Own            3,000       Banking services and main office
              Lake Ariel, PA

      2       Route 191                              Own            1,800       Greene-Dreher branch
              Newfoundland, PA

      3       Routes 191 and 590                     Own            2,900       Hamlin Corners branch
              Hamlin, PA

      4       Routes 247 and 348                     Own            2,400       Mt. Cobb branch
              Lake Ariel, PA

                                                   Type of        Square
Property      Location                            Ownership       Footage       Use
--------      --------                            ---------       -------       ---
      5       Route 6                                Own            2,800       Eynon branch
              Scranton-Carbondale Highway

      6       Keyser Avenue                          Own            3,000       Keyser Valley branch
              Scranton, PA

      7       The Mall at Steamtown                  Lease          1,867       Steamtown branch
              Lackawanna Avenue
              Scranton, PA

      8       East Grove Street &                    Own            3,000       Clarks Green branch
              South Abington Road
              Clarks Green, PA

      9       Route 6                                Lease          5,535       Carbondale branch
              Ames Shopping Plaza

     10       Routes 6 and 209                       Own           11,000       Milford Township branch
              Milford, PA

     11       Route 739                              Lease          1,250       Lords Valley branch
              Lords Valley Shopping Plaza

     12       HC6 Box 6931                           Lease          2,600       Lake Wallenpaupack branch
              Hawley, PA

     13       214 W. Harford Street                  Own           10,350       Milford branch
              Milford, PA

     14       Route 390-Barrett Township             Own            3,700       Mountainhome branch
              Mountainhome, PA

     15       409 Lackawanna Avenue                  Lease            670       Scranton branch
              Scranton, PA

     16       409 Lackawanna Avenue, Suite 201       Lease         20,800       Financial Center
              Scranton, PA

     17       Keyser Avenue                          Own            7,500       Commercial rental property
              Scranton, PA


         For information with respect to obligations for lease rentals at December 31, 1996, refer to Note 5 of the Notes to Consolidated Financial Statements at page F-21 herein. The branches that are under lease have customary commercial lease options to extend the terms of the applicable lease.

         It is management's opinion that the facilities currently utilized are suitable and adequate for current and immediate future purposes.

Legal Proceedings

General

         The nature of the Company's and LA Bank's business generates a certain amount of litigation involving matters arising in the ordinary course of business. However, in the opinion of management of the Company and LA Bank, there are no proceedings pending to which the Company and LA Bank are a party or to which their property is subject, which, if determined adversely to the Company and LA Bank, would be material in relation to the Company's and LA Bank's undivided profits or financial condition, nor are there any proceedings pending other than ordinary routine litigation incident to the business of the Company and LA Bank. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Company and LA Bank by government authorities or others.

         LA Bank and certain of its officers and employees are defendants in an action brought by the Chapter 7 Bankruptcy Trustee for two former customers of LA Bank. Although the complaint seeks $4.0 million in damages from LA Bank and the other defendants, LA Bank and the Bankruptcy Trustee have agreed to settle all claims against all defendants upon the payment by LA Bank of $85,000 to the Trustee and have filed a motion with the Bankruptcy Court to have the settlement approved. The former customers have filed an objection to such motion. It is impossible to predict with any certainty whether the agreed upon settlement will be approved by the Bankruptcy Court over the objection raised by LA Bank's former customers.

Environmental Issues

         There are several federal and state statutes that govern the obligations of financial institutions with respect to environmental issues. Besides being responsible under such statutes for its own conduct, a bank also may be held liable under certain circumstances for actions of borrowers or other third parties on properties that collateralize loans held by LA Bank. Such potential liability may far exceed the original amount of the loan made by LA Bank. Currently, LA Bank is not a party to any pending legal proceedings under any environmental statue nor is LA Bank aware of any circumstances that may give rise to liability of it under any such statute.

Supervision and Regulation

         Various requirements and restrictions under the laws of the United States and the Commonwealth of Pennsylvania affect the Company and LA Bank.

General

         The Company is a bank holding company subject to supervision and regulation by the FRB under the Bank Holding Company Act of 1956, as amended. As a bank holding company, the Company's activities and those of its subsidiary are limited to the business of banking and activities closely related or incidental to banking, and the Company may not directly or indirectly acquire the ownership or control of more than 5.0% of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the FRB.

         LA Bank is subject to supervision and examination by applicable federal banking agencies. LA Bank is a member of the FRB, and therefore, subject to the regulations of the FRB. LA Bank is also a national banking association subject to supervision and regulation by the OCC.

         In addition, because the deposits of LA Bank are insured by the FDIC, LA Bank is subject to regulation by the FDIC. LA Bank is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of LA Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the FRB in attempting to control the money supply and credit availability in order to influence the economy.

Holding Company Structure

         LA Bank is subject to restrictions under federal law which limit its ability to transfer funds to the Company, whether in the form of loans, other extensions of credit, investments or asset purchases. Such transfers by LA Bank to the Company are generally limited in amount to 10.0% of LA Bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specific amounts, and all transactions are required to be on an arm's length basis. LA Bank has never made any loan or extension of credit to the Company nor has it purchased any assets from the Company.

         Under FRB policy, a bank holding company is expected to act as a source of financial strength to LA Bank and to commit resources to support LA Bank, i.e., to downstream funds to LA Bank. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. Any capital loans by a bank holding company to LA Bank are subordinate in right of payment to deposits and to certain other indebtedness of LA Bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of LA Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Regulatory Restrictions on Dividends

         The OCC has issued rules governing the payment of dividends by national banks. Consequently, LA Bank (which is subject to these rules) may not pay dividends from capital (unimpaired common and preferred stock outstanding), but only from retained earnings after deducting losses and bad debts therefrom. "Bad debts" are defined as matured obligations in which interest is past due and unpaid for 90 days, but do not include well-secured obligations that are in the process of collection.

         Previously, LA Bank was permitted to add the balances in its allowance for possible credit and lease losses in determining retained earnings, but the OCC's new regulations prohibit that practice. However, to the extent that (1) LA Bank has capital surplus in an amount in excess of common capital and (2) if LA Bank can prove that such surplus resulted from prior period earnings, LA Bank, upon approval of the OCC, may transfer earned surplus to retained earnings and thereby increase its dividend paying capacity. If, however, LA Bank has insufficient retained earnings to pay a dividend, the OCC's regulations allow LA Bank to reduce its capital to a specified level and to pay dividends upon receipt of the approval of the OCC.

         LA Bank is allowed to pay dividends no more frequently than quarterly. Moreover, LA Bank must obtain the OCC's approval before paying a dividend if the total of all dividends declared by LA Bank in any calendar year would exceed the total of (1) LA Bank's net profits for that year plus
(2) its retained net profits for the immediately preceding two years less (3) any required transfers to surplus or a fund for the retirement of preferred stock.

         LA Bank may not pay any dividends on its capital stock during any period in which it is in default in the payment of its assessment for deposit insurance premiums due to the FDIC, nor may it pay dividends on its Common Stock until any cumulative dividends on LA Bank's preferred stock (if any) have been paid in full. LA Bank has never been in default in the payment of assessments to the FDIC; and, moreover, LA Bank has no outstanding preferred stock. In addition, under the Federal Deposit Insurance Act, dividends cannot be declared and paid if the OCC obtains a cease and desist order because such payment would constitute an unsafe and unsound banking practice. As of September 30, 1997, there was $4.4 million in unrestricted retained earnings and net income available at LA Bank that could be paid in dividends to the Company under the current OCC regulations.

         Under the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), the Company may not pay a dividend if, after giving effect thereto, either (a) the Company would be unable to pay its debts as they become due in the usual course of business or (b) the Company's total assets would be less than its total liabilities. The determination of total assets and liabilities may be based upon: (i) financial statements prepared on the basis of generally accepted accounting principles; (ii) financial statements that are prepared on the basis of other accounting practices and principles that are reasonable under the circumstances; or (iii) a fair valuation or other method that is reasonable under the circumstances.

FDIC Insurance Assessments

         The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures.

         Under the risk-related premium schedule, the FDIC, on a semiannual basis, assigns each institution to one of three capital groups (well capitalized, adequately capitalized or under capitalized) and further assigns such institution to one of three subgroups within a capital group corresponding to the FDIC's judgment of the institution's strength based on supervisory evaluations, including examination reports, statistical analysis and other information relevant to gauging the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10.0% or greater, a Tier 1 capital to risk-adjusted assets ratio of 6.0% or greater and a Tier 1 leverage ratio of 5.0% or greater, are assigned to the well-capitalized group.

         Over the last two years, FDIC insurance assessments have seen several changes for both BIF and SAIF institutions. The most recent change occurred on September 30, 1996, when the President signed into law a bill designed to remedy the disparity between BIF and SAIF deposit premiums. The first part of the bill called for the SAIF to be capitalized by a one-time assessment on all SAIF insured deposits held as of March 31, 1995. This assessment, which was
65.7 cents per $100 in deposits, raised approximately $4.7 billion to bring the SAIF up to its required 1.25 reserve ratio. This special assessment, paid on November 30, 1996, had no effect on LA Bank. The second part of the bill remedied the future anticipated shortfall with respect to the payment of FICO interest. For 1997 through 1999, the banking industry will help pay the FICO interest payments at an assessment rate that is 1/5 the rate paid by thrifts. The FICO assessment on BIF insured deposits is 1.29 cents per $100 in deposits; for SAIF insured deposits it is 6.44 cents per $100 in deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro-rata by banks and thrifts based on deposits. At December 31, 1996, the Company estimated the FICO interest assessment to be approximately $32,700 for 1997. For the nine month period ended September 30, 1997, the Company paid FICO expenses of approximately $24,200. LA Bank has not been required to pay any FDIC insurance assessments since the fourth quarter of 1996 because BIF has met its statutorily required ratios and LA Bank is categorized as "well capitalized."

Capital Adequacy

         The FRB adopted risk-based capital guidelines for bank holding companies, such as the Company. The required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8.0%. At least half of the total capital is required to be "Tier 1 capital," consisting principally of common stockholders' equity, noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the general loan loss allowance.

         In addition to the risk-based capital guidelines, the FRB established minimum leverage ratio (Tier 1 capital to average total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3.0% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 1.0% to 2.0% above the 3.0% stated minimum. The Company is in compliance with these guidelines. LA Bank is subject to similar capital requirements also adopted by the FRB.

         The risk-based capital standards are required to take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities.

Interstate Banking

         The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Law"), amended various federal banking laws to provide for nationwide interstate banking, interstate bank mergers and interstate branching. The interstate banking provisions allow for the acquisition by a bank holding company of a bank located in another state.

         Interstate bank mergers and branch purchase and assumption transactions were allowed effective June 1, 1997; however, states may "opt-out" of the merger and purchase and assumption provisions by enacting a law which specifically prohibits such interstate transactions. States could, in the alternative, enact legislation to allow interstate merger and purchase and assumption transactions prior to June 1, 1997. States could also enact legislation to allow for de novo interstate branching by out-of-state banks. In July 1995, Pennsylvania adopted "opt-in" legislation which allows such transactions.

                                  MANAGEMENT

         The following sets forth selected information concerning the Company's and LA Bank's executive officers as of November 10, 1997:

Name                           Age          Title
----                           ---          -----

Bruce D. Howe(1)                65          President of the Company and Chairman of LA Bank

John G. Martines                51          Chief Executive Officer of the Company and President and Chief
                                            Executive Officer of LA Bank

Donald E. Chapman(1)            61          Secretary of the Company

Louis M. Martarano              46          Vice President and Assistant Secretary of the Company and Executive
                                            Vice President and Chief Operating Officer of LA Bank

Joseph J. Earyes, CPA           41          Vice President and Treasurer of the Company and Executive Vice
                                            President and Chief Financial Officer of LA Bank

------------------------------
(1) Messrs. Howe and Chapman are not active employees of the Company and LA
Bank.


         Bruce D. Howe. Mr. Howe is President of the Company and Chairman of the Board of LA Bank. He is President of John T. Howe, Inc., which operates local fuel and heating oil companies, a motel, and an interstate truck stop. He is also President of Howe's Twin Rocks, Inc., a local restaurant.

         John G. Martines. Mr. Martines has been President and Chief Executive Officer of LA Bank since 1979 and Chief Executive Officer of the Company since inception in 1983. He served as Assistant Vice President and Lending Officer at Scranton National Bank from 1973 to 1979 and as a National Bank Examiner with the OCC from 1968 to 1973.

         Donald E. Chapman. Mr. Chapman is Secretary of the Company. He has been on the Board of Directors since 1972 and has been owner of a Nationwide Insurance agency for the past 36 years.

         Louis M. Martarano. Mr. Martarano is Vice President and Assistant Secretary of the Company and Executive Vice President and Chief Operating Officer of LA Bank. He has been employed by LA Bank for 16 years, serving as Chief Operating Officer since January 1995. Previously, he was Senior Vice President and Chief Financial Officer from 1990 to 1995. He served as Vice President, Residential Mortgage Lending from 1985 to 1990 and Branch Manager from 1981 to 1985.

         Joseph J. Earyes, CPA. Mr. Earyes has been Vice President and Treasurer of the Company since April 1995. He has been the Executive Vice President and Chief Financial Officer of LA Bank since January 1995. Prior thereto, he was a Partner with the public accounting firm of Parente, Randolph, Orlando, Carey & Associates.

         On January 3, 1997, Mr. Martines voluntarily entered into a consent decree with respect to a complaint filed by the Commission in connection with the purchase by Mr. Martines of securities of First Eastern Corporation ("First Eastern") prior to the announcement by PNC Bank Corp. ("PNC") that PNC would purchase First Eastern. The complaint alleged that Mr. Martines purchased such securities based upon information given to him by a director of First Eastern. In order to avoid the costs of pursuing a successful defense and upon advice of his counsel, Mr. Martines agreed to enter into such consent decree without admitting or denying any of the allegations in the Commission's complaint.

         The Board of Directors considered this matter and concluded that this action by Mr. Martines had no effect on his ability to successfully manage the Company and LA Bank and had no detrimental effect on the short-term and long-term prospects of the Company and LA Bank.

         The following table sets forth information concerning the Company's directors as of November 10, 1997:

                                                                                               Director Since
Name                     Age     Principal Occupation for Past Five Years                      Company/LA Bank
----                     ---     ----------------------------------------                      ---------------

Donald E. Chapman         61     Self-employed insurance broker and real estate                    1983/1972
(1)(2)(3)(4)(5)(6)               developer

Peter O. Clauss           68     Retired; Former President of C & D Builders Inc.                  1988/1988
(4)(5)(9)                        (construction of residential and light commercial buildings)

Arthur M. Davis           69     President of Lake Ariel Hardware & Supply Co., Inc.               1983/1969
(6)(7)(8)

William C. Gumble         59     Retired Attorney-at-law                                           1985/1985
(1)(2)(3)(6)(7)(8)

Bruce D. Howe             65     President of John T. Howe, Inc. (a company that                   1983/1977
(1)(4)(5)(9)                     operates local fuel and heating oil companies, a
                                 motel and an interstate truck stop) and President
                                 of Howe's Twin Rocks, Inc. (a local restaurant)

John G. Martines          51     President of LA Bank and Chief Executive Officer                  1983/1979
(1)(3)(4)(7)(8)(10)              of the Company

Harry F. Schoenagel       62     Partner of Schoenagel and Schoenagel                              1985/1985
(2)(3)(7)(8)(10)                 (general civil engineering and surveying)

------------------------------
(1)      Member of the Executive Committee of LA Bank.
(2)      Member of Benefit/Compensation Committee of LA Bank.
(3)      Member of 401(k) Committee of LA Bank.
(4)      Member of the Loan Review Committee of LA Bank.
(5)      Member of the Audit Committee of LA Bank.
(6)      Class 1 Director whose term expires in 1998.
(7)      Member of the Asset/Liability Management Committee of LA Bank.
(8)      Member of the Loan Committee of LA Bank.
(9)      Class 2 Director whose term expires in 2000.
(10)     Class 3 Director whose term expires in 1999.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of November 10, 1997, the amount and percentage of the Common Stock beneficially owned by each person who is known to the Company to own more than five percent of the Common Stock, each director, each named executive officer and all directors and executive officers of the Company as a group.

                                                                 Amount and Nature of
Principal Shareholders and Directors(1)                       Beneficial Ownership(2)(3)         Percent of Class
---------------------------------------                       --------------------------         ----------------

Donald E. Chapman(4)                                                     125,539                       3.36%
Peter O. Clauss(5)                                                        53,824                       1.44%
Arthur M. Davis(6)                                                        74,164                       1.99%
William C. Gumble(7)                                                     112,852                       3.02%
Bruce D. Howe(8)                                                         376,428                      10.08%
John G. Martines(9)                                                      204,539                       5.48%
Harry F. Schoenagel(10)                                                   90,718                       2.43%

Other Named Executive Officers:
Louis M. Martarano(11)                                                    79,660                       2.13%
Joseph J. Earyes, CPA(12)                                                 37,733                       1.01%

All directors and executive officers as a group (9 persons)            1,155,457                      30.94%

------------------------------
(1) The address of each principal shareholder is LA Bank, N.A., Route 191, Lake Ariel, Pennsylvania 18436.
(2) The securities "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the General Rules and Regulations of the Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days after November 10, 1997. Beneficial ownership may be disclaimed as to certain of the securities.
(3)      Information furnished by the directors, officers and the Company.
(4) Of the 125,539 shares beneficially owned by Donald E. Chapman, 36,288 are owned by him individually; 79,594 are owned jointly with his spouse; 5,782 are held individually by his spouse; 2,492 are held jointly with his son; and 1,383 are held individually by his son who has the same home.
(5) Of 53,824 shares beneficially owned by Peter O. Clauss, 19,056 are held by him individually; 27,188 are owned jointly with his wife; and 7,580 are owned individually by his spouse.
(6) Of the 74,164 shares beneficially owned by Arthur M. Davis, 33,524 are owned by him individually; 37,414 are owned jointly with his wife; and 3,226 are owned by Lake Ariel Hardware & Supply Co., Inc., of which Mr. Davis is President.
(7)      All shares are held individually.
(8) Of the 376,428 shares beneficially owned by Bruce D. Howe, 244,716 are owned by him individually; 127,902 are owned jointly with his spouse; and 3,810 are owned individually by his spouse.
(9) Of the 204,539 shares beneficially owned by John G. Martines, 16,284 are owned by him individually; 31,500 are held jointly with his spouse; 13,430 are held individually by his spouse; and 143,325 shares may be acquired at any time by the exercise of stock options.
(10) Of the 90,718 shares beneficially owned by Harry F. Schoenagel, 35,514 are owned by him individually; 6,614 are owned jointly with his spouse; and 48,590 are owned by his spouse individually.
(11) Of the 79,660 shares beneficially owned by Louis M. Martarano, 2,482 are owned by him individually; 20,090 are owned jointly with his wife; 1,728 shares held as custodian for his two sons; 235 shares as custodian for his daughter; and 55,125 shares may be acquired at any time by the exercise of stock options.
(12) Of the 37,733 shares beneficially owned by Joseph J. Earyes, CPA, 12,842 are owned by him individually; 2,841 are held jointly with his spouse; and 22,050 shares may be acquired at any time by the exercise of stock options.

                            EXECUTIVE COMPENSATION

Compensation Paid to Executive Officers

         The following table sets forth the total compensation for services in all capacities paid by the Company and LA Bank (1) during 1996, 1995 and 1994, to the Company's Chief Executive Officer and LA Bank's President, (2) during 1996, 1995 and 1994, to the Company's Vice President and LA Bank's Executive Vice President and Chief Operating Officer, and (3) during 1996 and 1995, to the Company's Vice President and LA Bank's Executive Vice President and Chief Financial Officer. No other executive officer's annual salary and bonus exceeded $100,000 for the years presented and therefore is not required to be presented.

                          SUMMARY COMPENSATION TABLE

                                                                                Annual Compensation
                                                             -------------------------------------------------------------
                                                                                                  Securities
                                                                                  Other Annual    Underlying   All Other
                                                  Fiscal     Salary      Bonus    Compensation     Options/  Compensation
Name and Principal Position                        Year        ($)        ($)          ($)         SARs(#)        ($)
------------------------------------------------------------------------------------------------ -------------------------
John G. Martines (President of LA Bank and         1996      157,972    44,000     25,564 (1)       --- (2)   22,612  (3)
Chief Executive Officer of the Company)            1995      138,007    35,000     26,108 (4)     88,200(2)   19,498  (5)
                                                   1994      130,005    30,000     19,811 (6)     55,125(2)   21,435  (7)

Louis M. Martarano (Executive Vice President       1996      109,056    20,000      4,260 (8)       --- (2)   19,602  (9)
and Chief Operating Officer of LA Bank and         1995      97,154     13,500     8,796 (10)     33,075(2)   15,013 (11)
Vice President of the Company)                     1994      91,750     12,500     3,452 (12)     22,050(2)   15,903 (13)

Joseph J. Earyes, CPA (Executive Vice President    1996      87,521     16,000     6,147 (14)       --- (2)   16,225 (15)
and Chief Financial Officer of LA Bank and Vice    1995      70,207      6,500     4,345 (16)     22,050(2)   11,398 (17)
President and Treasurer of the Company)

------------------------------
(1) Includes $6,825 paid on behalf of Mr. Martines for periodic club dues; $12,000 paid to Mr. Martines for directors' fees; $3,440 paid pursuant to the Salary Continuation Plan; and $3,299 representing the personal use value of a company-owned automobile.
(2) For further information on these stock options, see "Stock Option Plan" below.
(3) Of the $22,612 paid to Mr. Martines in 1996 as All Other Compensation; $2,632 and $3,230 was for life and medical insurance premiums, respectively; and $16,750 was accrued by the Company for the benefit of Mr. Martines pursuant to a profit-sharing/401(k) plan.
(4) Includes $6,148 paid on behalf of Mr. Martines for initial and periodic club dues; $12,000 paid to Mr. Martines for directors' fees; $4,791 paid pursuant to the Salary Continuation Plan; and $3,169 representing the personal use value of a company-owned automobile.
(5) Of the $19,498 paid to Mr. Martines in 1995 as All Other Compensation; $2,098 and $3,888 was for life and medical insurance premiums, respectively; and $13,512 was accrued by the Company for the benefit of Mr. Martines pursuant to a profit-sharing/401(k) plan.
(6) Includes $3,405 paid on behalf of Mr. Martines for periodic club dues; $13,350 paid to Mr. Martines for directors' fees; $1,128 paid pursuant to the Salary Continuation Plan; and $1,928 representing the personal use value of a company-owned automobile.
(7) Of the $21,435 paid to Mr. Martines in 1994 as All Other Compensation; $2,073 and $4,362 was for life and medical insurance premiums, respectively; and $15,000 was accrued by the Company for the benefit of Mr. Martines pursuant to a profit-sharing retirement plan.
(8) Includes $1,852 paid on behalf of Mr. Martarano for periodic club dues and $2,408 representing the personal use value of a company-owned automobile.
(9) Of the $19,602 paid to Mr. Martarano in 1996 as All Other Compensation; $1,448 and $3,886 was for life and medical insurance premiums, respectively; and $14,268 was accrued by the Company for the benefit of Mr. Martarano pursuant to a profit-sharing/401(k) plan.
(10) Includes $6,500 paid on behalf of Mr. Martarano for initial and periodic club dues and $2,296 representing the personal use value of a company-owned automobile.
(11) Of the $15,013 paid to Mr. Martarano in 1995 as All Other Compensation; $1,022 and $4,281 was for life and medical insurance premiums, respectively; and $9,710 was accrued by the Company for the benefit of Mr. Martarano pursuant to a profit-sharing/401(k) plan.
(12) Includes $1,510 paid on behalf of Mr. Martarano for periodic club dues and $1,942 representing the personal use value of a company-owned automobile.
(13) Of the $15,903 paid to Mr. Martarano in 1994 as All Other Compensation; $1,050 and $4,428 was for life and medical insurance premiums, respectively; and $10,425 was accrued by the Company for the benefit of Mr. Martarano pursuant to a profit-sharing retirement plan.

(14) Includes $4,317 paid on behalf of Mr. Earyes for periodic club dues and $1,830 representing the personal use value of a company-owned automobile.
(15) Of the $16,225 paid to Mr. Earyes in 1996 as All Other Compensation; $747 and $4,036 was for life and medical insurance premiums, respectively; and $11,442 was accrued by the Company for the benefit of Mr. Earyes pursuant to a profit-sharing/401(k) plan.
(16) Includes $3,580 paid on behalf of Mr. Earyes for periodic club dues and $765 representing the personal use value of a company-owned automobile.
(17) Of the $11,398 paid to Mr. Earyes in 1995 as All Other Compensation; $406 and $4,280 was for life and medical insurance premiums, respectively; and $6,712 was accrued by the Company for the benefit of Mr. Earyes pursuant to a profit-sharing/401(k) plan.

Directors' Compensation

                  During 1996, LA Bank's Board of Directors met on a monthly basis; Directors received $1,000 per month and were allowed one paid absence per year; and Bruce D. Howe, the Chairman, received $500 in addition to his monthly Directors' fee of $1,000 or $1,500 per month in the aggregate. Mr. Howe was also allowed one paid absence per year from a meeting of LA Bank's Board of Directors. During 1996, the Board of Directors of the Company held six (6) meetings. Directors received no remuneration for attendance at meetings of the Board of Directors of the Company in excess of remuneration each of them received for attendance at meetings of the Board of Directors of LA Bank.

Salary Continuation Plan for Directors

         LA Bank has entered into an agreement with its directors to establish a non-qualified salary continuation plan (the "Salary Continuation Plan"). If such director continues to serve as a director of the Company until he attains sixty-five (65) years of age, the Company agrees to pay him a guaranteed annual payment in each of ten years on the first day of the month following such director's 65th birthday. Each director's guaranteed annual payment is based upon the future value of the life insurance purchased with the funds which would otherwise be used to pay the directors' compensation. If such director attains sixty-five (65) years of age, but dies before receiving ten annual payments, then the Company will continue to make these payments to such director's designated beneficiary or to the representative of his estate. In the event that such director dies while serving as a director but prior to the attainment of sixty-five (65) years of age, then the Company shall remit a guaranteed annual payment for a period of ten years to such director's designated beneficiary or to the representative of his estate. LA Bank has obtained life insurance (designating LA Bank as the beneficiary) on each participating director in an amount which will cover LA Bank's obligations under the Salary Continuation Plan. This plan is based upon certain actuarial assumptions in seeking funding through life insurance policies. In 1996, LA Bank accrued $80,490 as an expense for the Salary Continuation Plan, of which approximately $3,440 was allocated to Mr. Martines.

         The salary continuation plan for Messrs. Martines, Howe, Chapman and Davis was established in July 1987; for Messrs. Gumble and Schoenagel in July 1990; and for Mr. Clauss, in July 1993.

Executive Employment Agreements

         John G. Martines currently serves as the Chief Executive Officer of the Company and the President and Chief Executive Officer of LA Bank. The Company and LA Bank entered into a 5-year employment agreement with Mr. Martines on September 1, 1993. Mr. Martines' annual base salary at the commencement of the agreement was $125,000. His salary will increase each year in accordance with a merit review by the Board of Directors. Under the agreement, his salary is increased each year by not less than the average increase of other senior executive personnel. Mr. Martines receives the employee fringe benefits that are received by all personnel of LA Bank as well as standard perquisites that are given to officers of comparable financial institutions in similar capacities. Mr. Martines has agreed to serve as the Chief Executive Officer of the Company without any additional compensation. At the end of each year of the agreement, the term is automatically extended for one additional year; therefore, there is a constant 5-year term in effect on the first day of September of each year.

         Mr. Martines may unilaterally terminate his employment with the Company and LA Bank if: (1) his health should become impaired to an extent that it makes continued performance of his duties hazardous to his physical or mental health or his life; (2) without his consent, any assignment of duties or limitation of powers is made that is not contemplated by the agreement; (3) he is removed or is not re-elected to any of the positions that he holds currently (except if terminated for cause); (4) a reduction in the rate of compensation is made; (5) without his consent, the current fringe benefits and perquisites are modified or terminated; or (6) there is a "change in control."

         For purposes of the agreement, a "change in control" means: (1) the acquisition of the beneficial ownership of at least twenty-five percent (25.0%) of the Company's voting securities or all or substantially all of the assets of the Company or LA Bank or both by a single person or entity or a group of affiliated persons or entities; (2) the merger, consolidation or combination of the Company or LA Bank or both with an unaffiliated corporation in which the directors of the Company or LA Bank or both, immediately prior to such merger, consolidation or combination constitute less than a majority of the board of directors of the surviving, new or combined entity; or (3) during any period of two consecutive years during the term of the agreement, persons who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof. The date of a change in control shall mean the earlier of: (1) the first date on which a person, entity, or group of affiliated persons or entities, acquire the beneficial ownership of twenty-five percent (25.0%) or more of the Company's voting securities; (2) the date of the transfer of all or substantially all of the Company's or LA Bank's assets; (3) the date on which a merger, consolidation or combination is consummated; or (4) the date on which persons who formerly constituted a majority of the Board of Directors of the Company ceased to be a majority.

         Upon termination of employment by Mr. Martines for the above reasons, LA Bank shall pay to him, no later than 30 days after the date of termination and for a period of three years, annual compensation prorated into monthly payments equal to his annual base salary on the date of termination or on the date six months prior to the date of termination, whichever is greater. In the event of termination as a result of a change in control, Mr. Martines may, at his option, elect to receive in one lump sum the aggregate present value of the above termination payments. The present value shall be determined by the federal discount rate published under Section 1274(d) of the Internal Revenue Code of 1986, as amended, then in effect, and compounded semi-annually.

         Louis M. Martarano currently serves as the Vice President and Assistant Secretary of the Company and the Executive Vice President of LA Bank. The Company and LA Bank entered into a 5-year employment agreement with Mr. Martarano on September 1, 1993. Mr. Martarano's annual base salary at the commencement of the agreement was $87,500. His salary will increase each year in accordance with the terms of the agreement. Under the agreement, his salary is increased each year by not less than the average increase of other senior executive personnel. Mr. Martarano receives the employee fringe benefits that are received by all personnel of LA Bank, as well as standard perquisites that are given to officers of comparable financial institutions in similar capacities. Mr. Martarano has agreed to serve as Vice President and Assistant Secretary of the Company without any additional compensation. At the end of each year of the term of the agreement, the term is automatically extended for one additional year; therefore, there is a constant 5-year term in effect on the first day of September of each year.

         The agreement with Mr. Martarano has the same terms and conditions as described above, with respect to the agreement with Mr. Martines relating to voluntary termination by Mr. Martarano, to a change in control of the Company and to termination payments.

1994 Stock Option Plan

         The Option Plan is intended to secure for the Company and its shareholders the benefits arising from share ownership by those officers and key employees of the Company and LA Bank who will be responsible for the Company's future growth and continued success. The following table presents the grants that were made in 1995 and 1994 to the persons so indicated, which represents all of the options approved under the plan. Options are granted with an exercise price equal to the fair market value of the Company's Common Stock at the date the option is granted.

                              STOCK OPTION GRANTS

                                                                                              Potential Realizable Value at
                                                                                              Assumed Annual Rates of Stock
                                        Individual Grants(1)                                Price Appreciation for Option Term
-------------------------------------------------------------------------------------------------------------------------------
                                          Number of      % of Total
                                         Securities        Options
                                         Underlying      Granted to    Exercise or
                                           Options      Employees in   Base Price Expiration
Name                                     Granted(2)      Fiscal Year    ($/Sh)(2)    Date        5.0%($)       10.0%($)
-------------------------------------------------------------------------------------------------------------------------------
John G. Martines (President of LA     88,200 (Granted-      62.0%         $6.57    August 8,     $10.70         $17.04
Bank and Chief Executive Officer of    August 8, 1995)                               2005
the Company)                          55,125 (Granted-      71.0%         $6.86    August 7,     $11.17         $17.79
                                       August 7, 1994)                               2004
Louis M. Martarano (Executive Vice    33,075 (Granted-      23.0%         $6.57    August 8,     $10.70         $17.04
President and Chief Operating          August 8, 1995)                               2005
Officer of LA Bank and Vice           22,050 (Granted-      29.0%         $6.86    August 7,     $11.17         $17.79
President of the Company)              August 7, 1994)                               2004

Joseph J. Earyes, CPA (Executive      22,050 (Granted-      15.0%         $6.57    August 8,     $10.70         $17.04
Vice President and Chief Financial    cAugust 8, 1995)                               2005
Officer of LA Bank and Vice
President and Treasurer of the
Company)

------------------------------
(1) No options have been exercised by Messrs. Martines, Martarano, and Earyes as of September 30, 1997.
(2) All outstanding options are adjusted to reflect the 5% dividend payable in Common Stock on October 1, 1996 and 1997, and the two-for-one stock split effective November 10, 1997.


1997 Stock Option Plan

         At the 1997 Annual Meeting of Shareholders held on April 29, 1997, the shareholders approved the Company's 1997 Stock Option Plan which set aside no more than 100,000 shares, adjusted for the two-for-one stock split effective November 10, 1997 (subject to further anti-dilution adjustments) of the Common Stock for issuance under such plan. This plan constitutes an element of the Company's 1997 At-Risk Compensation Plan. Each year's cash bonus is determined by the extent to which financial targets for the year are achieved by the Company. Each participant in the At-Risk Compensation Plan will also receive stock options with an aggregate exercise price equal to the amount of cash bonus for the year payable to the participant. Options are granted with an exercise price equal to the fair market value of the Company's Common Stock at the date the option is granted.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There have been no material transactions since January 1, 1996, nor are any such transactions currently proposed, to which the Company or LA Bank was or is to be a party and in which any director or executive officer of the Company, or any beneficial owner of more than 5.0% of the Common Stock of the Company (or any associate thereof, respectively), had or will have a material interest. The Company and LA Bank have had and intend to continue to have banking and financial transactions in the ordinary course of business with directors and executive officers of the Company and LA Bank and their respective associates on comparable terms and with similar interest rates as those prevailing from time to time for other non-affiliated customers of the Company and LA Bank. Total loans outstanding from the Company and LA Bank, at December 31, 1996, to the Company's and LA Bank's officers and directors as a group and members of their immediate families and companies in which they had an ownership interest of 10.0% or more were $1.2 million or 5.6% of the Company's total stockholders' equity. The largest amount of indebtedness outstanding at any time during fiscal year 1996 to the above identified group was $1.6 million or 7.8% of the Company's total stockholders' equity. At September 30, 1997, the amount of indebtedness outstanding to the above identified group was $602,000 or 2.6% of LA Bank's total stockholders' equity. Such loans do not involve more than the normal risk of collectibility nor do they present other unfavorable features.

                          DESCRIPTION OF COMMON STOCK

         The following is a summary of the material provisions of the Company's Articles of Incorporation and Bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to such instruments, each of which is incorporated by reference as an exhibit in the Registration Statement of which this Prospectus forms a part.

Authorized Common and Preferred Stock

         The Company has 10,000,000 shares of authorized Common Stock and 1,000,000 shares of authorized Preferred Stock. None of the shares of Preferred Stock are outstanding. As of November 10, 1997, 3,734,766 shares of the Common Stock were outstanding.

Dividends

         For information relating to the Company's dividend policy, see "Market For Common Stock And Related Shareholder Matters - Dividends."

Employee Stock Purchase Plan

         The Company reserved 50,000 shares of the Common Stock under this plan, which was increased to 100,000 shares effective November 10, 1997, as a result of the two-for-one stock split. Employees may purchase shares of the Common Stock at 85.0% of the then prevailing per share market prices. Employees pay for such stock purchases through periodic payroll deductions subject to a limit of 10.0% of base pay. During 1996 and 1995, 5,462 and 2,099 shares, respectively, were purchased under this plan.

Dividend Reinvestment and Stock Purchase Plan

         The Company established a dividend reinvestment and stock purchase plan available to shareholders who elect to (i) reinvest their cash dividends and (ii) make voluntary cash payments for the purchase of additional shares of Common Stock. The Common Stock is purchased from authorized but unissued shares, substantially at prevailing market prices. The Company has reserved 600,000 shares of Common Stock for possible issuance under the plan. Stock purchases under the plan totaled 11,909 shares in the nine months ended September 30, 1997, and 16,053 and 16,809 shares in 1996 and 1995, respectively.

Special Charter and Pennsylvania Corporate Law Provisions

         The Company's Amended Articles of Incorporation and Bylaws contain certain provisions that may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for the Common

Stock, a proxy contest for control of the Company, the assumption of control of the Company by a holder of a large block of the Common Stock and the removal of the Company's management. These provisions: (1) divide the Board of Directors into three classes serving staggered three-year terms; (2) require that shares with at least 66 2/3% of total voting power approve any merger, consolidation, dissolution, liquidation and other similar transactions; (3) require that shares with at least 66 2/3% of total voting power approve any amendment of those provisions of the Amended Articles of Incorporation pertaining to shareholder approval of any merger, consolidation, dissolution or liquidation; (4) permit the Board of Directors to oppose a tender offer or other offer for the Company's securities on the basis of factors other than the economic benefit to shareholders; (5) eliminate cumulative voting in elections of directors; and (6) require advance notice of nominations for the election of directors.

         The Pennsylvania Business Corporation Law contains certain provisions that will become applicable to the Company that may have similar effects. These provisions, among other things: (1) require that, following any acquisition by any person or group of 20.0% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation; and (2) prohibit for five years, subject to certain exceptions, a "business combination" (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a shareholder or group of shareholders beneficially owning 20.0% or more of a public corporation's voting power.

         In April, 1990, Pennsylvania adopted legislation further amending the Pennsylvania Business Corporation Law. To the extent applicable to the Company at the present time, this legislation generally (1) expands the factors and groups (including shareholders) that the Board of Directors can consider in determining whether a certain action is in the best interests of the corporation; (2) provides that the Board need not consider the interests of any particular group as dominant or controlling; (3) provides that directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control; (4) provides that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard of care unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and (5) provides that the fiduciary duty of directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly. One of the effects of these fiduciary duty provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the Board of Directors in a potential change in control context.

                                 UNDERWRITING

         Subject to the terms and conditions set forth in the Underwriting Agreement (the form of which is filed as an Exhibit to the Registration Statement of which this Prospectus is a part), the Company has agreed to sell to Janney Montgomery Scott Inc. (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, 700,000 shares of the Common Stock.

         In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all shares of the Common Stock offered hereby (other than those subject to the over-allotment option described below) if any shares are purchased. The Underwriter has advised the Company that it proposes initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $______ per share. The Underwriter may allow and such dealers may reallow a concession not in excess of ______ per share to other dealers. After the initial public offering, the public offering price and such concessions may be changed.

         The Company has granted the Underwriter an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 105,000 additional shares of Common Stock from the Company at the same price per share as the initial 700,000 shares of Common Stock to be purchased by the Underwriter. The Underwriter may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the Underwriter has agreed to purchase.

         The Company and its directors and executive officers have agreed that they will not, with certain exceptions, publicly sell or otherwise dispose of any shares of Common Stock, except the shares of the Common Stock offered hereby, for 180 days from the date of this Prospectus without the prior written consent of the Underwriter.

         The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriter may be required to make in respect thereof. The Underwriting Agreement also provides for the payment of a $100,000 nonaccountable expense allowance to the Underwriter in connection with the Offering.

         The public offering price of the Common Stock offered hereby was determined by negotiation between the Company and the Underwriter. Among the factors considered in determining the public offering price are certain financial information of the Company, an assessment of the Company's prospects and factors relating to the market value of the Company and other publicly traded financial institutions, and the volume of trades in the Common Stock.

         In order to facilitate the Offering of the Common Stock, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may overallot in connection with the Offering, creating a short position in the Common Stock for its own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriter may bid for, and purchase, Common Stock in the open market. Finally, the Underwriter may reclaim selling concessions allowed to a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

                                INDEMNIFICATION

         Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a Bylaw amendment, approved by shareholders, providing for the elimination of a director's liability for monetary damages for any action taken or any failure to take any action unless (1) the director has breached or failed to perform the duties of his office and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

         The Bylaws of the Company provide for (1) indemnification of directors, officers, employees and agents of the registrant and its subsidiaries and (2) the elimination of a director's liability for monetary damages, to the fullest extent permitted by Pennsylvania law.

         Directors and officers also are insured against certain liabilities for their actions, as such, by an insurance policy obtained by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon for the Company by Schnader Harrison Segal & Lewis LLP, Harrisburg, Pennsylvania. Certain legal matters will be passed upon for the Underwriter by Stevens & Lee, Reading, Pennsylvania.

                                    EXPERTS

         The consolidated financial statements appearing in this Prospectus have been audited by Parente, Randolph, Orlando, Carey & Associates, Wilkes-Barre, Pennsylvania, independent certified public accountants, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Lake Ariel Bancorp, Inc.:

Financial Statements (Unaudited)
   Consolidated Balance Sheet - As of September 30, 1997 and December 31, 1996............................    F-2
   Consolidated Statement of Income - For the nine and three months ended September 30, 1997
      and 1996............................................................................................    F-3
   Consolidated Statement of Stockholders' Equity - As of September 30, 1997..............................    F-4
   Consolidated Statement of Stockholders' Equity - As of September 30, 1996..............................    F-5
   Consolidated Statement of Cash Flows - For the nine months ended September 30, 1997 and 1996...........    F-6
   Notes to Consolidated Financial Statements.............................................................    F-7

Financial Statements (Audited)
   Report of Independent Certified Public Accountants.....................................................    F-9
   Consolidated Balance Sheet - As of December 31, 1996 and 1995..........................................    F-10
   Consolidated Statement of Income - For the years ended December 31, 1996, 1995 and 1994................    F-11
   Consolidated Statement of Stockholders' Equity - For the years ended December 31, 1996,
      1995 and 1994.......................................................................................    F-12
   Consolidated Statement of Cash Flows - For the years ended December 31, 1996, 1995 and 1994............    F-13
   Notes to Consolidated Financial Statements.............................................................    F-14


                           LAKE ARIEL BANCORP, INC.
  CONSOLIDATED BALANCE SHEET - AS OF SEPTEMBER 30, 1997 AND DECEMBER 31, 1996
-------------------------------------------------------------------------------

(UNAUDITED)                                                                 SEPTEMBER 30,         DECEMBER 31,
                                                                                 1997                 1996
                                                                          ---------------        -------------
                                                                            (Unaudited)           (Audited)
                                                                                      (In thousands)
ASSETS
Cash and cash equivalents.................................................    $  13,739             $  15,971
Available-for-sale securities.............................................       63,911                60,399
Held-to-maturity securities (fair value of $58,360 and
   $26,564, respectively).................................................       57,870                26,601
Loans and leases..........................................................      205,712               186,494
Mortgage loans held for resale............................................        3,996                   315
     Less unearned income and loan fees...................................       (7,334)               (8,989)
     Less allowance for possible credit losses............................       (2,153)               (1,830)
                                                                               ---------             --------
       Net Loans..........................................................      200,221               175,990
Premises and equipment, net...............................................       12,214                10,005
Accrued interest receivable...............................................        3,095                 2,349
Foreclosed assets held for sale...........................................          561                   841
Other assets..............................................................       12,010                 5,750
                                                                               ---------             --------
         TOTAL ASSETS.....................................................     $363,621              $297,906
                                                                               =========             ========

LIABILITIES
Deposits:
   Noninterest-bearing....................................................    $  36,875              $ 32,539
   Interest-bearing:
     Demand...............................................................       32,183                27,070
     Savings..............................................................       39,685                37,713
     Time.................................................................      128,511               115,634
     Time $100,000 and over...............................................       40,883                40,240
                                                                               ---------             --------
       Total Deposits.....................................................      278,137               253,196
Accrued interest payable..................................................        3,144                 2,416
Federal Funds Purchased...................................................        4,800                     -
Securities sold under agreements to repurchase............................          200                   300
Short-term borrowings.....................................................        4,500                     -
Long-term debt............................................................       48,328                20,023
Other liabilities.........................................................        1,329                   799
                                                                               ---------             --------
       Total Liabilities..................................................      340,438               276,734
                                                                               ---------             --------

STOCKHOLDERS' EQUITY
Preferred stock: Authorized 1,000,000 shares of
   $1.25 par value each; no outstanding shares............................            -                     -
Common stock: Authorized, 5,000,000 shares of
   $0.42 par value each; issued and outstanding
   1,778,937 shares in 1997 and 1,761,776 in 1996.........................          747                   740
Capital surplus...........................................................       11,408                11,099
Retained earnings.........................................................       11,049                 9,572
Net unrealized securities gains (losses) on
   available-for-sale securities..........................................          (21)                 (239)
                                                                               ---------             --------
       Total Stockholders' Equity.........................................       23,183                21,172
                                                                               ---------             --------
         TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY.............................................     $363,621              $297,906
                                                                               =========             ========


        The accompanying notes are an integral part of the consolidated financial statements.

                           LAKE ARIEL BANCORP, INC.
                      CONSOLIDATED STATEMENT OF INCOME -
        FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
--------------------------------------------------------------------------------

(UNAUDITED)                                       NINE MONTHS ENDED  THREE MONTHS ENDED
                                                    SEPTEMBER 30,       SEPTEMBER 30,
                                                  1997      1996      1997      1996
                                              ---------------------  -------------------
                                             (Dollars in thousands, except per share data)
INTEREST INCOME
Loans and leases .............................   $12,427   $10,713   $ 4,388   $ 3,697
Investment Securities
   Taxable ...................................     4,340     3,250     1,477     1,157
   Exempt from federal income taxes ..........     1,168       796       390       287
   Dividends .................................       114        68        51        27
                                                 -------   -------   -------   -------
     Total Investment Securities Income ......     5,622     4,114     1,918     1,471
                                                 -------   -------   -------   -------
Deposits in banks ............................         7         4         2         1
Federal funds sold ...........................       196        93        75         8
                                                 -------   -------   -------   -------
       TOTAL INTEREST INCOME .................    18,252    14,924     6,383     5,177
                                                 -------   -------   -------   -------

INTEREST EXPENSE
Deposit ......................................     7,572     6,534     2,686     2,270
Long-term debt ...............................     2,262       740       755       252
Federal funds purchased ......................        20        22        10        18
Short-term borrowings ........................        45       113        31        20
Securities sold under agreements to repurchase        11        13         4         3
                                                 -------   -------   -------   -------
       TOTAL INTEREST EXPENSE ................     9,910     7,422     3,506     2,563
                                                 -------   -------   -------   -------

NET INTEREST INCOME ..........................     8,342     7,502     2,877     2,614
PROVISION FOR POSSIBLE CREDIT LOSSES .........       730       425       350       175
                                                 -------   -------   -------   -------
NET INTEREST INCOME AFTER PROVISION
   FOR POSSIBLE CREDIT LOSSES ................     7,612     7,077     2,527     2,439
                                                 -------   -------   -------   -------

OTHER OPERATING INCOME
Loan origination fees ........................       168       160        19        13
Customer service charges and fees ............       905       909       304       303
Mortgage servicing fees ......................       258       247        90        80
Gain (loss) on available-for-sale securities .        80        43        89        90
Gain (loss) on sale of loans, net ............       185        61       418         2
Other income .................................       728       469       332       162
                                                 -------   -------   -------   -------
       TOTAL OTHER OPERATING INCOME ..........     2,324     1,889     1,252       650
                                                 -------   -------   -------   -------

OTHER OPERATING EXPENSES
Salaries and benefits ........................     3,112     2,661     1,062       900
Occupancy expense ............................       986       799       315       259
Equipment expense ............................       657       623       214       209
Advertising ..................................       177       186        49        39
Other expenses ...............................     1,842     1,584       673       585
                                                 -------   -------   -------   -------
       TOTAL OTHER OPERATING EXPENSES ........     6,774     5,853     2,313     1,992
                                                 -------   -------   -------   -------

INCOME BEFORE PROVISION FOR INCOME TAXES .....     3,162     3,113     1,466     1,097
PROVISION FOR INCOME TAXES ...................       795       835       375       320
                                                 -------   -------   -------   -------
NET INCOME ...................................   $ 2,397   $ 2,278   $ 1,091   $   777
                                                 =======   =======   =======   =======

EARNINGS PER SHARE(1) ........................   $  0.63   $  0.62   $  0.22   $  0.21
                                                 =======   =======   =======   =======
DIVIDENDS PER SHARE(1) .......................   $  0.25   $  0.22   $  0.09   $  0.08
                                                 =======   =======   =======   =======
WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING(1) ............................     3,839     3,698     3,839     3,698

-------------------------
(1) Reflects adjustment for 5% stock dividends issued on October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997.


        The accompanying notes are an integral part of the consolidated financial statements.

                           LAKE ARIEL BANCORP, INC.
   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY - AS OF SEPTEMBER 30, 1997
--------------------------------------------------------------------------------

                                                                                            Net Unrealized
                                                                                            Gains (Losses)
                                                                                            On Available-
                                                       Common     Capital    Retained          For-Sale
                                                        Stock     Surplus    Earnings         Securities    Total
                                                        -----     -------    --------         ----------    -----
                                                                           (In thousands)

BALANCES, DECEMBER 31, 1996..........................    $740      $11,099     $9,572          $(239)      $21,172
Net income...........................................       -            -      2,397              -         2,397
Issuance of 11,909 shares of common stock
   through Dividend Reinvestment Plan................       5          242          -              -           247
Issuance of 5,252 shares of common stock
   through Employee Stock Purchase Plan..............       2           67          -              -            69
Cash dividends declared..............................       -            -       (920)             -          (920)
Change in net unrealized securities
   gains (losses)....................................       -            -          -            218           218
                                                         ----      -------    --------        -------      -------

BALANCES, SEPTEMBER 30, 1997.........................    $747      $11,408    $11,049         $  (21)      $23,183
                                                         ====      =======    ========        =======      =======









        The accompanying notes are an integral part of the consolidated financial statements.

                           LAKE ARIEL BANCORP, INC.
   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY - AS OF SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

                                                                                            Net Unrealized
                                                                                            Gains (Losses)
                                                                                            On Available-
                                                       Common     Capital    Retained          For-Sale
                                                        Stock     Surplus    Earnings         Securities    Total
                                                        -----     -------    --------         ----------    -----
                                                                           (In thousands)


BALANCES, DECEMBER 31, 1995..........................    $696       $9,414    $  9,118        $  281       $19,509
Net income...........................................       -            -       2,278             -         2,278
Issuance of 10,966 shares of common stock
   through Dividend Reinvestment Plan................       5          165           -             -           170
Issuance of 5,462 shares of common stock
   through Employee Stock Purchase Plan..............       2           69           -             -            71
Cash dividends declared..............................       -            -        (800)            -          (800)
Change in net unrealized securities
   gains (losses)....................................       -            -           -          (781)         (781)
                                                         ----       ------     --------        -----       -------

BALANCES, SEPTEMBER 30, 1996.........................    $703       $9,648     $10,596         $(500)      $20,447
                                                         ====       ======     ========        ======      =======







        The accompanying notes are an integral part of the consolidated financial statements.

                           LAKE ARIEL BANCORP, INC.
                    CONSOLIDATED STATEMENT OF CASH FLOWS -
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
--------------------------------------------------------------------------------

(UNAUDITED)                                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                                                                  1997                1996
                                                                                ---------            ---------
                                                                                        (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ...................................................................   $  2,397             $  2,278
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Provision for possible credit losses ....................................        730                  425
     Depreciation, amortization and accretion ................................        647                  540
     (Increase) decrease in mortgage loans held for resale ...................     (3,681)                 812
     Investment security (gains) losses, net .................................        (80)                 (43)
     Loss on sale of foreclosed assets .......................................        100                   40
     (Gain) loss on sale of equipment ........................................         (5)                --
     (Increase) decrease in accrued interest receivable ......................       (746)                (255)
     Increase (decrease) in accrued interest payable .........................        728                  673
     (Increase) decrease in other assets .....................................     (6,373)                (342)
     Increase (decrease) in other liabilities ................................        530                 (266)
                                                                                 --------             --------
NET CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES ......................................................     (5,753)               3,862
                                                                                 --------             --------

CASH FLOWS FROM INVESTING ACTIVITIES
Held-to-maturity securities:
     Proceeds from maturities ................................................      2,911                  392
     Purchases ...............................................................    (34,180)              (4,457)
Available-for-sale securities:
     Proceeds from maturities ................................................      3,133                7,369
     Proceeds from sales .....................................................     10,737               22,186
     Purchases ...............................................................    (16,966)             (40,553)
Net (increase) decrease in loans and leases ..................................    (21,545)             (21,167)
Purchases of premises and equipment ..........................................     (2,860)                (194)
Proceeds from sale of equipment ..............................................          5                 --
Proceeds from sale of foreclosed assets ......................................        445                   69
                                                                                 --------             --------
NET CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES ......................................................    (58,320)             (36,355)
                                                                                 --------             --------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits .....................................................     24,941               30,963
Increase (decrease) in Federal funds purchased ...............................      4,800                 --
Increase (decrease) in short-term borrowings .................................      4,500               (5,000)
Increase (decrease) in securities sold under agreements to repurchase ........       (100)                (100)
Proceeds from long-term debt .................................................     30,000                 --
Principal payments on long-term debt .........................................     (1,695)                 (31)
Proceeds from issuance of common stock .......................................        316                  241
Cash dividends ...............................................................       (921)                (800)
                                                                                 --------             --------
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES ......................................................     61,841               30,473
                                                                                 --------             --------

INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS ...............................     (2,232)              (2,020)
CASH & CASH EQUIVALENTS AT  BEGINNING OF PERIOD ..............................     15,971               12,519
                                                                                 --------             --------
CASH & CASH EQUIVALENTS AT  END OF PERIOD ....................................   $ 13,739             $ 10,499
                                                                                 ========             ========
CASH PAID DURING THE YEAR FOR:
   Interest ..................................................................   $  9,182             $  6,749
                                                                                 ========             ========
   Income taxes ..............................................................   $    552             $    775
                                                                                 ========             ========

        The accompanying notes are an integral part of the consolidated financial statements.

                           LAKE ARIEL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996


         The financial information as of December 31, 1996 is audited and for the interim periods ended September 30, 1997 and 1996 included herein is unaudited; however, such information reflects all adjustments consisting of only normal recurring adjustments, which are, in the opinion of management, necessary to a fair presentation of the results for the interim periods.

1.       REPORTING AND ACCOUNTING POLICIES

         Principles of Consolidation

         The accounting and financial reporting policies of Lake Ariel Bancorp, Inc. and its subsidiary conform to generally accepted accounting principles and to general practice within the banking industry. The consolidated statements include the accounts of Lake Ariel Bancorp, Inc. and its wholly owned subsidiary, LA Bank, N.A. (Bank) including its subsidiary, LA Lease, Inc. (collectively, Company). All material intercompany accounts and transactions have been eliminated in consolidation. The accompanying interim financial statements are unaudited. In management's opinion, the consolidated financial statements reflect a fair presentation of the consolidated financial position of Lake Ariel Bancorp, Inc. and subsidiary, and the results of its operations and its cash flows for the interim periods presented, in conformity with generally accepted accounting principles.

2.       CASH FLOWS

         The Company considers amounts due from banks and federal funds sold as cash equivalents. Generally, federal funds are sold for one-day periods.

         From time to time, the Company swaps its residential mortgage loans for participation certificates of a similar amount issued by the Federal Home Loan Mortgage Corporation. These certificates do not involve the transfer of cash for cash flow purposes. No mortgage loans were swapped for participation certificates during the first nine months of 1997 or 1996.

3.       INVESTMENT SECURITIES

         SFAS No. 115 requires the classification of securities as held-to-maturity, available-for-sale or trading. Securities, other than securities classified as available-for-sale, are carried at amortized cost if management has the ability and intent to hold these securities to maturity. Securities expected to be held for an indefinite period of time and not held until maturity are classified as available-for-sale and are carried at estimated fair value. Decisions to sell these securities are determined by the Company's financial position, including but not limited to, liquidity, interest rate risk, asset liability management strategies, regulatory requirements, tax considerations or capital adequacy. Gains or losses on investment securities are computed using the specific identification method.

         The Company has no derivative financial instruments requiring disclosure under SFAS No. 119.

4.       RECLASSIFICATIONS

         Certain prior years' amounts have been reclassified to conform to the 1997 reporting format.

5.       SHORT-TERM BORROWINGS AND LONG-TERM DEBT

         There were no short-term borrowings at September 30, 1997.

         Long-term debt at September 30, 1997 consisted of the following:

         Unsecured notes, payable in the amount of $31,200
           semiannually, maturing April 22, 1998...............$      62,000
         Borrowings with The Federal Home Loan Bank............   48,266,000
                                                                 -----------
                Total..........................................  $48,328,000
                                                                 ===========


         Annual maturities of the long-term debt are as follows: $699,600 in 1997; $12,818,200 in 1998; $2,971,900 in 1999; $8,169,100 in 2000; $8,281,700
in 2001; $10,387,500 in 2002; $5,000,000 in 2005.

         The borrowings with the Federal Home Loan Bank of Pittsburgh (FHLB) require the Company to maintain collateral with a fair value in an amount which approximates the total outstanding debt. In addition, the Company must maintain its membership with the FHLB.

                           LAKE ARIEL BANCORP, INC.
              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS







Board of Directors and Stockholders
Lake Ariel Bancorp, Inc. and Subsidiary:


We have audited the accompanying consolidated balance sheets of Lake Ariel Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lake Ariel Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ Parente, Randolph, Orlando, Carey & Associates
--------------------------------------------------



Wilkes-Barre, Pennsylvania
January 24, 1997 (except for Note 19, as to which the date is November 10, 1997)

                           LAKE ARIEL BANCORP, INC.
         CONSOLIDATED BALANCE SHEET - AS OF DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                                             December 31,
                                                                                        ----------------------
                                                                                        1996              1995
                                                                                        ----              ----
                                                                                            (In thousands)
ASSETS
Cash and cash equivalents........................................................... $  15,971        $  12,519
Available-for-sale securities.......................................................    60,399           50,580
Held-to-maturity securities (fair value of $26,564
   and $22,866 in 1996 and 1995, respectively)......................................    26,601           22,589
Loans and leases              ......................................................   186,494          159,170
Mortgage loans held for resale......................................................       315            3,405
     Less unearned income and loan fees.............................................    (8,989)          (8,612)
     Less allowance for possible credit losses......................................    (1,830)          (1,657)
                                                                                     ---------        ---------
       Net loans and leases.........................................................   175,990          152,306
Premises and equipment, net.........................................................    10,005            7,785
Accrued interest receivable.........................................................     2,349            1,971
Foreclosed assets held for sale.....................................................       841               52
Other assets........................................................................     5,750            4,057
                                                                                     ---------        ---------
         TOTAL ASSETS...............................................................  $297,906         $251,859
                                                                                     =========        =========

LIABILITIES
Deposits:
     Noninterest-bearing............................................................ $  32,539        $  26,866
     Interest-bearing:
       Demand.......................................................................    27,070           25,686
       Savings......................................................................    37,713           39,388
       Time.........................................................................   115,634           89,876
       Time $100,000 and over.......................................................    40,240           26,943
                                                                                     ---------        ---------
         Total Deposits.............................................................   253,196          208,759
Accrued interest payable............................................................     2,416            1,746
Short-term borrowings...............................................................         -            5,000
Securities sold under agreements to repurchase  ....................................       300              400
Long-term debt .....................................................................    20,023           15,156
Other liabilities...................................................................       799            1,289
                                                                                     ---------        ---------
         Total Liabilities..........................................................   276,734          232,350
                                                                                     ---------        ---------

STOCKHOLDERS' EQUITY
Preferred stock: Authorized 1,000,000 shares of
   $1.25 par value each; no outstanding shares......................................         -                -
Common stock: Authorized, 5,000,000 shares of $.42
   par value each; issued and outstanding 1,761,776
   shares in 1996 and 1,657,449 shares in 1995......................................       740              696
Capital surplus.....................................................................    11,099            9,414
Retained earnings ..................................................................     9,572            9,118
Net unrealized gains (losses) on available-for-sale securities .....................      (239)             281
                                                                                     ---------        ---------
         Total Stockholders' Equity.................................................    21,172           19,509
                                                                                     ---------        ---------

         TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY.......................................................  $297,906         $251,859
                                                                                      ========         ========



        The accompanying notes are an integral part of the consolidated financial statements.

                           LAKE ARIEL BANCORP, INC.
                      CONSOLIDATED STATEMENT OF INCOME -
             FOR THE YEARS ENDED DECEMBER 30, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

                                                                              Year Ended December 31,
                                                                    --------------------------------------------
                                                                       1996             1995              1994
                                                                       ----             ----              ----
                                                                        (Dollars in thousands, except share data)
INTEREST INCOME
Loans and leases..................................................    $14,592           $13,112         $10,363
Investment securities:
   Taxable........................................................      4,323             4,187           2,544
   Exempt from federal income taxes ..............................      1,104               956           1,119
   Dividends......................................................         86               117              53
                                                                    ---------         ---------       ---------
     Total investment securities income...........................      5,513             5,260           3,716
                                                                    ---------         ---------       ---------
Deposits in bank .................................................          6                22               4
Federal funds sold ...............................................        164               154              74
                                                                    ---------         ---------       ---------
       TOTAL INTEREST INCOME......................................     20,275            18,548          14,157
                                                                    ---------         ---------       ---------

INTEREST EXPENSE
Deposits .........................................................      8,957             8,165           5,190
Long-term debt....................................................      1,143             1,215             541
Short-term borrowings.............................................         66               105             206
Securities sold under agreements to repurchase....................         17                29              30
                                                                    ---------         ---------       ---------
       TOTAL INTEREST EXPENSE.....................................     10,183             9,514           5,967
                                                                    ---------         ---------       ---------
NET INTEREST INCOME...............................................     10,092             9,034           8,190
PROVISION FOR POSSIBLE CREDIT LOSSES..............................        650               810             375
                                                                    ---------         ---------       ---------
NET INTEREST INCOME AFTER PROVISION
   FOR POSSIBLE CREDIT LOSSES ....................................      9,442             8,224           7,815
                                                                    ---------         ---------       ---------

OTHER OPERATING INCOME
Loan origination fees.............................................        266               179             422
Customer service charges and fees.................................      1,217             1,066             683
Mortgage servicing fees...........................................        327               302             221
Investment security gains, net....................................         43               331             112
Gain (loss) on sale of loans, net ................................        114               132            (131)
Other income......................................................        739               471             372
                                                                    ---------         ---------       ---------
         TOTAL OTHER OPERATING INCOME.............................      2,706             2,481           1,679
                                                                    ---------         ---------       ---------

OTHER OPERATING EXPENSES
Salaries and benefits.............................................      3,684             3,559           3,003
Occupancy expense.................................................      1,053             1,036             923
Equipment expense.................................................        824               855             602
FDIC assessment...................................................          2               222             321
Foreclosed asset expenses.........................................         51                26              44
Advertising.......................................................        249               242             243
Other expenses ...................................................      2,134             1,823           1,695
                                                                    ---------         ---------       ---------
         TOTAL OTHER OPERATING EXPENSES...........................      7,997             7,763           6,831
                                                                    ---------         ---------       ---------
INCOME BEFORE PROVISION FOR INCOME TAXES..........................      4,151             2,942           2,663
PROVISION FOR INCOME TAXES........................................      1,120               635             535
                                                                    ---------         ---------       ---------
NET INCOME........................................................   $  3,031          $  2,307        $  2,128
                                                                     ========          ========        ========
EARNINGS PER SHARE(1).............................................  $    0.82         $    0.63       $    0.59
                                                                    =========         =========       =========
DIVIDENDS PER SHARE(1)............................................  $    0.32         $    0.27       $    0.25
                                                                    =========         =========       =========
WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING(1).................................................      3,686             3,641           3,595

-------------------------
(1) Reflects adjustment for 5% stock dividends issued on October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997. (See
     Note 19.)


        The accompanying notes are an integral part of the consolidated financial statements.

                           LAKE ARIEL BANCORP, INC.
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY -
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

                                                                                          Net Unrealized
                                                                                          Gains (Losses)
                                                                                          On Available-
                                                       Common     Capital    Retained        For-Sale
                                                        Stock     Surplus    Earnings       Securities      Total
                                                        -----     -------    --------       ----------      -----
                                                                                (In thousands)

BALANCES, DECEMBER 31, 1993..........................   $685     $  9,034     $6,553    $          -       $16,272
Net income...........................................      -            -      2,128               -         2,128
Issuance of 8,541 shares of common stock
   through Dividend Reinvestment Plan................      3          105          -               -           108
Cash dividends declared ($0.25 per share)(1).........      -            -       (898)              -          (898)
Implementation of SFAS No. 115.......................      -            -          -             602           602
Change in net unrealized securities
   gains (losses)....................................      -            -          -          (2,413)       (2,413)
                                                        -----     -------    -------        --------       -------

BALANCES, DECEMBER 31, 1994..........................    688        9,139      7,783          (1,811)       15,799
Net income...........................................      -           -       2,307               -         2,307
Issuance of 16,809 shares of common stock
   through Dividend Reinvestment Plan................      7          252          -               -           259
Issuance of 2,099 shares of common stock
   through Employee Stock Purchase Plan..............      1           23          -               -            24
Cash dividends declared ($0.27 per share)(1).........      -            -       (972)              -          (972)
Change in net unrealized securities
   gains (losses)....................................       -           -          -           2,092         2,092
                                                        -----     -------    -------        --------       -------

BALANCES, DECEMBER 31, 1995..........................    696        9,414      9,118             281        19,509
Net income...........................................      -            -      3,031               -         3,031
Issuance of 16,053 shares of common stock
   through Dividend Reinvestment Plan................      7          265          -               -           272
Issuance of 5,462 shares of common stock
   through Employee Stock Purchase Plan..............      2           70          -               -            72
Cash dividends declared ($0.32 per share)(1).........      -            -     (1,186)              -        (1,186)
Stock dividend declared (5% on October 1, 1996)......     35        1,350     (1,385)              -             -
Cash paid for fractional shares on stock
   dividend..........................................      -            -         (6)              -            (6)
Change in net unrealized securities
   gains (losses)....................................      -            -          -            (520)         (520)
                                                        -----     -------    -------        --------       -------

BALANCES, DECEMBER 31, 1996..........................   $740      $11,099     $9,572        $   (239)      $21,172
                                                        ====      =======     ======        =========      =======

-------------------------
(1) Reflects adjustment for 5% stock dividends issued on October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997. (See
     Note 19.)







        The accompanying notes are an integral part of the consolidated financial statements.

                           LAKE ARIEL BANCORP, INC.
                    CONSOLIDATED STATEMENT OF CASH FLOWS -
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

                                                                                      Year Ended December 31,
                                                                          ----------------------------------------
                                                                             1996             1995          1994
                                                                             ----             ----          ----
                                                                                                  (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income............................................................... $   3,031       $   2,307      $   2,128
Adjustments to reconcile net income to ne
   cash provided by operating activities:
     Provision for possible credit losses................................       650             810            375
     Depreciation, amortization and accretion............................       720             710            685
     Deferred income taxes...............................................        45               8             85
     (Increase) decrease in mortgage loans held for resale...............     3,090          (3,286)        11,623
     Investment security gains, net......................................       (43)           (331)          (112)
     (Gain) loss on sale of foreclosed assets............................        (1)             93             12
     (Gain) loss on sale of leased assets................................         2              (5)            (2)
     (Gain) loss on sale of equipment....................................        (1)            138             11
(Increase) decrease in accrued interest receivable.......................      (378)             95           (615)
Increase in accrued interest payable.....................................       670              74            899
Increase in other assets.................................................      (869)           (695)        (1,219)
Increase (decrease) in other liabilities.................................      (490)            822            314
                                                                         -----------    ------------     ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES................................     6,426             740         14,184
                                                                         -----------    ------------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Held-to-maturity securities :
     Proceeds from maturities............................................       339          17,060          1,336
     Purchases ..........................................................    (4,351)         (4,947)       (20,001)
Available-for-sale securities:
     Proceeds from maturities............................................     6,505           3,955          4,201
     Proceeds from sales.................................................    34,130          18,702         19,179
     Purchases...........................................................   (51,190)        (27,729)       (17,160)
Net increase in loans and leases.........................................   (28,303)        (15,229)       (64,873)
Purchases of premises and equipment......................................    (2,962)         (1,659)        (1,666)
Proceeds from sale of leased assets......................................        19              20             15
Proceeds from sale of equipment..........................................        13               8             15
Proceeds from sale of foreclosed assets..................................        70             448            283
Purchase of intangible assets............................................      (600)              -              -
                                                                         -----------    ------------     ---------
NET CASH USED IN INVESTING ACTIVITIES....................................   (46,330)         (9,371)       (78,671)
                                                                         -----------    ------------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits.................................................    44,437          16,572         46,133
Increase (decrease) in short-term borrowings.............................    (5,000)         (9,750)         4,125
Decrease in securities sold under
  agreements to repurchase...............................................      (100)           (600)         1,000
Proceeds from long-term debt.............................................     5,000          25,000         15,000
Principal payments on long-term debt.....................................      (133)        (20,102)           (62)
Proceeds from issuance of common stock...................................       344             283            108
Cash dividends ..........................................................    (1,192)           (972)          (898)
                                                                         -----------    ------------     ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES................................    43,356          10,431         65,406
                                                                         -----------    ------------     ---------
INCREASE IN CASH & CASH EQUIVALENTS......................................     3,452           1,800            919
CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR.............................    12,519          10,719          9,800
                                                                         -----------    ------------     ---------
CASH & CASH EQUIVALENTS AT END OF YEAR...................................  $ 15,971        $ 12,519       $ 10,719
                                                                         ===========    ============     =========
CASH PAID DURING THE YEAR FOR:
     Interest............................................................ $   9,513       $   9,588      $   5,068
                                                                          ==========      ==========     =========
     Income taxes........................................................ $   1,025      $      578     $      385
                                                                          ==========     ===========    ==========

        The accompanying notes are an integral part of the consolidated financial statements.

                           LAKE ARIEL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of Lake Ariel Bancorp, Inc. and its wholly owned subsidiary, LA Bank, N.A. including its subsidiary, LA Lease, Inc. (collectively, "Company"). All material intercompany balances and transactions are eliminated in consolidation.

         Nature of Operations

         Lake Ariel Bancorp, Inc. is a one bank holding company whose principal subsidiary is LA Bank, N.A. LA Bank's subsidiary, LA Lease, Inc., primarily provides equipment leases to small business entities.

         The Company provides a variety of financial services to individuals and corporate customers through its fourteen branch banking offices in Wayne, Lackawanna, Pike and Monroe Counties. The Bank's primary deposit products are both noninterest and interest-bearing demand deposits and certificates of deposit. Its primary lending products are single-family residential loans which qualify for sale on the secondary residential loan market.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for possible credit losses and the valuation of assets acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for possible credit losses and foreclosed assets, management obtains independent appraisals for significant properties.

         A majority of the Company's loan portfolio consists of single-family residential loans in the Northeastern Pennsylvania area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed assets are susceptible to changes in local market conditions.

         While management uses available information to recognize losses on loans and leases and foreclosed assets, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for possible credit losses and foreclosed assets. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for possible credit losses and foreclosed assets may change materially in the near term.

         Investment Securities

         Held-to-maturity securities are bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity. These securities are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

         Government bonds held principally for resale in the near term, and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities, are classified as trading account securities and are recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in other income.

The Company neither held nor purchased securities which would be categorized as trading account securities during the years ended December 31, 1996, 1995 and 1994.

         Available-for-sale securities consist of bonds, notes, debentures and certain equity securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized.

         Investment gains and losses are determined using the specific identification method.

         Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their face value. The related write-downs are included in earnings as realized losses.

         Derivative Financial Instruments

         The Company has no derivative financial instruments requiring disclosure under SFAS No. 119.

         Mortgage Loans Held for Resale

         Mortgage loans originated and intended for resale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. These loans are sold in whole and without recourse to the Company.

         Loans and Leases

         Loans are reported at the principal balance outstanding, net of unearned interest, net deferred loan fees and the allowance for possible credit losses. Unearned interest on installment loans is recognized as income using the actuarial method. Interest on all other loans is recognized on the accrual basis, based on the principal amount outstanding. Loan fees, including origination and commitment fees, less certain direct loan origination costs, are deferred and recognized over the estimated lives of the related loans as an adjustment to yield. The unamortized balance of these fees and costs are included as part of the loan balance to which it relates. Prior to 1988, such fees and costs were recognized as income or expense when collected or paid. Impaired loans are placed in a nonaccrual status when management believes that the collection of principal or interest is uncertain, unless the loans are both in the process of collection and well secured. When interest accrual is discontinued, income recorded in the current year is reversed and the accrued interest from prior years is charged to the allowance for possible credit losses.

         Allowance for Possible Credit Losses

         The allowance for possible credit losses is established through a provision for possible credit losses as a charge to operating expense. The Company provides for possible credit losses based on an evaluation of the risk associated with the Company's loan portfolio, prior loan loss experience, economic conditions and other factors. Loans are charged against the allowance for possible credit losses when management believes that the collection of principal is unlikely. Recoveries on previously charged-off loans are added to the allowance for possible credit losses.

         Foreclosed Assets Held for Sale

         Foreclosed assets held for sale are carried at the lower of fair value minus estimated costs to sell, or cost.

         Loan Servicing and Loan Servicing Rights

         The Company services real estate loans for investors in the secondary mortgage market, which are not included in the accompanying consolidated balance sheet. The approximate total amount of mortgages serviced amounted to $119,898,000, $121,375,000 and $113,551,000 at December 31, 1996, 1995 and
1994, respectively.

         The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the following predominant risk characteristics of the underlying loans: stated term of the loan and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

         When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting "excess servicing receivable" or "deferred servicing revenue" is amortized over the estimated life using a method approximating the interest method.

         Quoted market prices are not available for the excess servicing receivables. Thus, the excess servicing receivables and the amortization thereon are periodically evaluated in relation to estimated future servicing revenues, taking into consideration changes in interest rates, current prepayment rates, and expected future cash flows. The Company evaluates the carrying value of the excess servicing receivables by estimating the future servicing income of the excess servicing receivables based on management's best estimate of remaining loan lives and discounted at the original discount rate.

         Premises and Equipment

         Premises and equipment are stated at cost less accumulated depreciation. Routine maintenance and repair expenditures are expended as incurred while significant expenditures are capitalized. Depreciation expense is determined primarily on the straight-line method over the following ranges of useful lives:

                 Buildings and improvements                  10 to 40 years
                 Furniture, fixtures and equipment           5 to 20 years


         Intangible Assets

         Core deposit intangible assets and customer lists acquired are included in other assets and are being amortized over a period of six to eight years using the straight-line method. Amortization for 1996, 1995 and 1994 was $108,000 per year.

         Employee Benefit Plans

         The Company maintains and funds a defined contribution profit-sharing plan which covers substantially all eligible employees. The Company also adopted (effective July 1, 1995) and maintains a 401(k) savings plan. Substantially all of the Company's employees are eligible to participate in the profit-sharing/401(k) savings plan on the January 1 or July 1 following their completion of six months of service and attaining age 20 1/2.

         Income Taxes

         Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes to the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

         Off-Balance Sheet Financial Instruments

         In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

         Cash Flows

         The Company considers amounts due from banks and federal funds sold as cash equivalents. Generally, federal funds are sold for one-day periods.

         In 1996, 1995 and 1994, the Company transferred $858,000, $422,000 and $367,000, respectively, from its loan portfolio to foreclosed assets held for sale.

         During 1995 and 1994, the Company swapped $430,000 and $23,479,000, respectively, of its mortgage loans for participation certificates of a similar amount issued by the Federal Home Loan Mortgage Corporation. No mortgage loans were swapped for participation certificates during 1996. These investments do not involve the transfer of cash for cash flow purposes.

         Fair Values of Financial Instruments

         Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumption used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         Earnings Per Share

         Earnings per share is computed using the weighted average number of shares outstanding after giving effect to the 5% stock dividends issued on October 1, 1997 and 1996, the two-for-one stock split effective November 10, 1997, and the assumed exercise of stock options. The weighted average number of shares outstanding was 3,686,000 in 1996, 3,641,000 in 1995 and 3,595,000
in 1994. (See Note 19.)

         Reclassifications

         Certain prior year amounts have been reclassified to conform to the 1996 reporting format.

2.       RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

         The Company is required to maintain reserve balances with the Federal Reserve Bank. The average monthly balance required during 1996 and 1995 was approximately $375,000. In addition, at December 31, 1996 and 1995, required compensating reserve balances with correspondent banks were $2,010,000 and $1,881,000, respectively.

         Deposits with any one financial institution are insured up to $100,000. The Company maintains cash and cash equivalents with certain other financial institutions in excess of the insured amount.

3.       INVESTMENT SECURITIES

         Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. The carrying amount of securities and their approximate fair values at December 31, 1996 and 1995 were as follows (in thousands):

                                                                               December 31, 1996
                                                             ------------------------------------------------------
                                                                               Gross                         Gross
                                                              Amortized      Unrealized      Unrealized       Fair
                                                                Cost            Gains          Losses        Value
                                                              ---------      ----------      ----------     --------
Available-for-sale securities:
   U.S. government agencies and corporations..................  $50,253          $100           $549        $49,804
   Obligations of states and political subdivisions...........    9,066           120             34          9,152
                                                                -------         -----         ------        -------
     Total debt securities....................................   59,319           220            583         58,956
   Equity securities..........................................    1,443             -              -          1,443
                                                                -------         -----         ------        -------
       Total..................................................  $60,762          $220           $583        $60,399
                                                                =======         =====         ======        =======
Held-to-maturity securities:
   U.S. government agencies and corporations..................  $10,841          $  -           $370        $10,471
   Obligations of states and political subdivisions...........   15,760           368             35         16,093
                                                                -------         -----         ------        -------
       Total..................................................  $26,601          $368           $405        $26,564
                                                                =======         =====         ======        =======


                                                                               December 31, 1995
                                                             ------------------------------------------------------
                                                                               Gross                         Gross
                                                              Amortized      Unrealized      Unrealized       Fair
                                                                Cost            Gains          Losses        Value
                                                              ---------      ----------      ----------     --------
Available-for-sale securities:
   U.S. government agencies and corporations..................  $43,041          $335           $169        $43,207
   Obligations of states and political subdivisions...........    5,810           267              8          6,069
                                                                -------         -----         ------        -------
     Total debt securities....................................   48,851           602            177         49,276
   Equity securities..........................................    1,304             -              -          1,304
                                                                -------         -----         ------        -------
       Total..................................................  $50,155          $602           $177        $50,580
                                                                =======         =====         ======        =======
Held-to-maturity securities:
   U.S. government agencies and corporations..................  $11,065          $  -           $119        $10,946
   Obligations of states and political subdivisions...........   11,524           396              -         11,920
                                                                -------         -----         ------        -------
       Total..................................................  $22,589          $396           $119        $22,866
                                                                =======         =====         ======        =======


         The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     Available-for-sale securities     Held-to-maturity securities
                                                     -----------------------------     ---------------------------
                                                     Amortized             Fair        Amortized            Fair
                                                       Cost               Value          Cost              Value
                                                     ---------           --------     ----------        --------

Due in one year or less.............................  $  1,055           $  1,068        $     -         $     -
Due after one year through five years...............     2,408              2,429              -               -
Due after five years through ten years..............    13,654             13,583          7,686           7,808
Due after ten years.................................    42,202             41,876         18,915          18,756
                                                      --------           --------       --------        --------
     Total..........................................   $59,319            $58,956        $26,601         $26,564
                                                       =======            =======        =======         =======

         Gross realized gains and gross realized losses on sales of available-for-sale securities were as follows for the years ended December 31, 1996, 1995, and 1994 (in thousands):



                                                                                  Year Ended December 31,
                                                                        --------------------------------------
                                                                        1996            1995             1994
                                                                        ----            ----             ----
Gross realized gains:
   U.S. government agencies and corporations.........................   $  78            $309            $  78
   Obligations of states and political subdivisions..................     114              36               58
                                                                        -----            ----             ----
     Total...........................................................    $192            $345             $136
                                                                         ====            ====             ====
Gross realized losses:
   U.S. government agencies and corporations.........................    $149           $  14            $  13
   Obligations of states and political subdivisions..................       -               -               11
                                                                        -----           -----            -----
       Total.........................................................    $149           $  14            $  24
                                                                         ====           =====            =====


         Investment securities carried at $17,144,000 in 1996 and $20,713,000 in 1995 were pledged to secure governmental deposits, public deposits, etc. as required by law. There is no significant concentration of investments in any individual security issue (excluding U.S. government and its agencies) that was in excess of 10% of stockholders' equity.

         The unamortized premiums on mortgage-backed securities amounted to $557,000 and $283,000 as of December 31, 1996 and 1995, respectively. The unaccreted discount on mortgage-backed securities amounted to $208,000 and $320,000 as of December 31, 1996 and 1995, respectively.

4.       LOANS AND LEASES

         A summary of the outstanding loans and leases by major categories at December 31 is as follows:

                                                          1996             1995
                                                          ----             ----
                                                               (In thousands)

Real estate-construction..............................  $  3,214     $    4,726
Real estate-mortgage..................................    84,352         68,006
Commercial and industrial.............................    51,485         45,210
Consumer installment..................................    45,170         42,891
Lease financing.......................................     2,588          1,742
Unearned income.......................................    (8,091)        (7,641)
Unearned loan fees, net...............................      (898)          (971)
                                                        --------     ----------
   Total loans and leases.............................   177,820        153,963
Allowance for possible credit losses..................    (1,830)        (1,657)
                                                        --------     ----------
     Net loans and leases.............................  $175,990     $  152,306
                                                        =========    ==========


         Total nonaccrual loans outstanding at December 31, 1996 were approximately $615,000 as compared to $1,703,000 at December 31, 1995. Included in nonaccrual loans are $542,000 of impaired loans in nonaccrual status, for which $184,000 has been provided for in the allowance for possible credit losses to cover potential losses from these impaired loans. At December 31, 1996 and 1995, there were no outstanding commitments to lend funds to debtors with nonaccrual loans. At December 31, 1996 and 1995, no loans were being accounted for as a troubled debt restructuring. Accruing loans past due ninety days or more as to principal or interest amounted to $1,593,000 and $1,716,000 at December 31, 1996 and 1995, respectively.

         Further information regarding the balance of nonaccrual loans at December 31, 1996, and related interest payment information, is as follows (in thousands):




                                               Cash Payments Received During 1996 Were Applied As Follows:
                                            ----------------------------------------------------------------------
                                               Book        Contractual                 Recovery
                                             Balance          Balance      Interest     Of Prior        Reduction Of
                                            12/31/96         12/31/96      Income     Charge-Off         Principal
                                            --------         --------      ------     ----------         ---------
Contractually past due with:
   Substantial performance................    $  82          $  82            $ -          $ -            $  4
   Limited performance....................      103            103              4            -               7
   No performance.........................      135            144              -            -               -
Contractually current, however:
   Payment of full principal or
     interest in doubt....................      207            207              -            -              65
   Other..................................       88             88              3            -               3
                                               ----           ----            ---          ---             ---
       Total..............................     $615           $624             $7          $ -             $79
                                               ====           ====             ==          ===             ===


         At December 31, 1996 and 1995, certain officers and directors and/or companies in which they have 10% or more beneficial ownership were indebted to the Company in the aggregate amount of $421,000 and $317,000 respectively. Such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. New loans in 1996 and 1995 were $363,000 and $19,000, respectively, while payments were $259,000 and $130,000 respectively, during the same periods.

         A summary of selected loan maturities and interest sensitivity analysis at December 31, 1996 is as follows:

                                                         Maturity Distribution And Interest Rate Sensitivity
                                                     ----------------------------------------------------------
                                                     Within One        Two-Five         After Five
                                                        Year             Years             Years         Total
                                                     ----------        --------         ----------      -------
                                                                               (In thousands)

Real estate-construction.........................      $  3,214     $        -       $          -       $  3,214
Commercial and industrial........................        11,590          7,633             32,262         51,485
                                                       --------        -------           --------       --------
   Total.........................................       $14,804         $7,633            $32,262        $54,699
                                                        =======         ======            =======        =======

Fixed interest rate..............................      $  4,075         $2,943           $  6,821        $13,839
Adjustable interest rate.........................        10,729          4,690             25,441         40,860
                                                       --------        -------           --------       --------
   Total.........................................       $14,804         $7,633            $32,262        $54,699
                                                        =======         ======            =======        =======


         The maturity of loans is based upon contractual terms. The Company may, however, extend the stated maturities at current rates and terms for economic or market reasons.

         Changes in the allowance for possible credit losses for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                                                        1996            1995             1994
                                                                        ----            ----             ----
                                                                                    (Dollars in thousands)

Balance at beginning of period.......................................  $1,657          $1,496           $1,544
                                                                       ------          ------           ------
Charge-offs:
   Real estate-construction..........................................       -               -                -
   Real estate-mortgage  ............................................     143             200               14
   Commercial and industrial.........................................     158             294              321
   Consumer installment..............................................     274             206              157
   Lease financing...................................................       -               -                7
                                                                       ------          ------           ------
     Total...........................................................     575             700              499
                                                                       ------          ------           ------



                                                                        1996            1995             1994
                                                                        ----            ----             ----
                                                                                    (Dollars in thousands)
Recoveries:
   Real estate-construction..........................................       -               -                -
   Real estate-mortgage..............................................       -               -                2
   Commercial and industrial.........................................      40               8               12
   Consumer installment..............................................      58              43               58
   Lease financing...................................................       -               -                4
                                                                       ------         -------          -------
     Total...........................................................      98              51               76
                                                                       ------         -------          -------
Net charge-offs......................................................     477             649              423
Provision for possible credit losses.................................     650             810              375
                                                                       ------         -------          -------
Balance at end of period.............................................  $1,830          $1,657           $1,496
                                                                       ======          ======           ======
Ratio of net charge-offs during period to
   average loans outstanding during period...........................    0.30%           0.44%            0.35%
                                                                        =====           =====            =====


5.       PREMISES AND EQUIPMENT

         Premises and equipment at December 31 are summarized as follows:

                                                                                        1996             1995
                                                                                        ----             ----
                                                                                             (In thousands)

Land and land improvements..........................................................   $  1,420        $ 1,019
Buildings and improvements..........................................................      7,446          5,375
Furniture, fixtures and equipment...................................................      4,853          4,413
                                                                                        -------        -------
   Total............................................................................     13,719         10,807
Less accumulated depreciation.......................................................      3,714          3,022
                                                                                        -------        -------
   Net..............................................................................    $10,005        $ 7,785
                                                                                        =======        =======


         Depreciation expense was $730,000, $743,000, and $619,000 in 1996,
1995 and 1994, respectively.

         Certain facilities and equipment are leased under short and long-term agreements expiring at various dates to the year 2003. Rental expenses on these operating leases amounted to $348,000 in 1996, $339,000 in 1995 and $274,000 in 1994. Required future minimum annual rentals under all such noncancelable operating leases as of December 31, 1996 are as follows (in thousands):

                     1997                      $   399
                     1998                          344
                     1999                          316
                     2000                          253
                     2001                          186
                     Thereafter                  1,368
                                               -------
                             Total              $2,866
                                                ======


6.       DEPOSITS

         Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. There are no brokered deposits included in certificates of deposit of $100,000 or more. These certificates of deposit and their remaining maturities at December 31 are as follows:

                                                        1996             1995
                                                        ----             ----
                                                             (In thousands)

Three months or less................................    $11,375        $11,708
Over three through six months.......................     17,847          5,701
Over six through twelve months......................      6,376          8,213
Over twelve months..................................      4,642          1,321
                                                        -------        -------
   Total ...........................................    $40,240        $26,943
                                                        =======        =======


7.       SHORT-TERM BORROWINGS

         There were no short-term borrowings outstanding at December 31, 1996 as compared to $5,000,000 at December 31, 1995. The maximum amount of outstanding month-end short-term borrowings during 1996, 1995 and 1994 were $5,000,000, $10,050,000, and $11,750,000, respectively. The approximate average amount outstanding during 1996, 1995, and 1994 was $2,179,000, $5,037,000, and $4,805,000 respectively. The average interest rate on the balances during 1996, 1995, and 1994 were 5.25%, 5.39%, and 4.29%, respectively.

8.       LONG-TERM DEBT

         Long-term debt at December 31 is as follows:

                                                                                        1996             1995
                                                                                        ----             ----
                                                                                             (In thousands)
Unsecured notes, payable in the amount of $31,200 semiannually plus accrued interest at the New York City prime interest rate,
   maturing April 22, 1998..........................................................    $    94       $    156
Collateralized borrowings, interest and principal payable monthly;
   fixed interest rate of 6.49%, maturing October 17, 2001..........................      4,929              -
Collateralized borrowings, interest payable monthly and principal at maturity; interest rates are both fixed and variable and range
   from prime to 6.41% at December 31, 1996.........................................     15,000         15,000
                                                                                        -------        -------
     Total..........................................................................    $20,023        $15,156
                                                                                        =======        =======


         Annual maturities of long-term debt are as follows: $942,000 in 1997, $969,900 in 1998, $1,001,200 in 1999, $6,068,200 in 2000, $1,041,800 in 2001,
$5,000,000 in 2002 and $5,000,000 in 2005. Investment securities are pledged to collateralize the $15,000,000 in borrowings with the Federal Home Loan Bank of Pittsburgh.

9.       COMMON STOCK (See Note 19)

         The Company has reserved 100,000 shares under its 1994 Stock Option Plan ("Option Plan"). Options are granted to purchase common stock at prices not less than the fair market value of the common stock on the date of grant. Such shares have been adjusted pursuant to paragraph 13 of the Company's 1994 Stock Option Plan to reflect the 5% dividends payable in common stock on October 1, 1997 and 1996, and a two-for-one stock split effective on November 10, 1997. The following information has been adjusted to increase the outstanding stock options to 220,500 shares and reduce the respective exercise prices.

         The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Option Plan. Accordingly, no compensation expense has been recognized for the Option Plan. Had compensation cost for the Option Plan been determined based on the fair values at the grant dates for awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below for the year ended December 31, 1995:

                                              As Reported          Pro Forma
                                              -----------          ---------

Net Income (in thousands)..................      $2,307                $2,121
Earnings per share.........................     $  0.63               $  0.58


         For purposes of the pro forma calculations, the fair value of each option grant is estimated using the Black-Scholes option - pricing model with the following weighted - average assumptions for grants issued in 1995:

              Dividend yield                        3.80%
              Expected volatility                  28.14%
              Risk-free interest rate               6.66%
              Expected lives                      10 years


         A summary of the status of the Company's Option Plan as of December 31, 1996, 1995 and 1994, and changes during the years then ended, is presented below:

                                                  1996                    1995                     1994
                                          ---------------------   ----------------------   --------------------
                                                     Weighted-                Weighted-               Weighted-
                                                      Average                  Average                 Average
                                                      Exercise                 Exercise               Exercise
                                          Shares       Price      Shares         Price     Shares       Price
                                          ------     ---------    ------      ---------    ------     ---------
Outstanding beginning of year.........     220,500      $6.67      77,175       $6.86           -    $      -
Granted...............................           -          -     143,325        6.57      77,175        6.86
Exercised.............................           -          -           -           -           -           -
Forfeited.............................           -          -           -           -           -           -
                                           -------                -------                  ------
   Outstanding, end of year...........     220,500      $6.67     220,500       $6.67      77,175       $6.86
                                           =======                =======                  ======


         The following summarizes information about stock options outstanding at December 31, 1996:

                                                         Weighted-Average
                                                             Remaining
         Exercise Price             Number               Contractual Life           Options Exercisable
         --------------             ------               ----------------           -------------------

              $6.86                   77,175                 7.6 years                      77,175
              $6.57                  143,325                 8.6 years                     143,325


         The Company reserved 50,000 shares of common stock under the Company's Employee Stock Purchase Plan increased to 100,000 effective November 10, 1997, as a result of the two-for-one stock split. Under the terms of the plan, employees may purchase common stock of the Company at 85% of the fair market value. Employees pay for their stock purchases through periodic payroll deductions subject to a limit of 10% of base pay. During 1996 and 1995, 5,462 and 2,099 shares, respectively, were purchased under the plan.

         A Dividend Reinvestment and Stock Purchase Plan was implemented during the year ended December 31, 1994 to provide stockholders an opportunity to automatically reinvest their dividends in shares of common stock. Three-hundred thousand shares of common stock are reserved under this plan. The price per share of common stock purchased from the Company is 95% of the fair market value on the quarterly dividend payment date. During the years ended December 31, 1996 and 1995, 16,053 and 16,809 shares, respectively, were issued under this plan.

10.      INCOME TAXES

         The following temporary differences gave rise to the deferred tax asset included in other assets at December 31, 1996 and 1995 (in thousands):

                                                                                        1996             1995
                                                                                        ----             ----
Deferred tax assets:
   Unrealized losses on available-for-sale securities...............................    $ 123         $     -
   Allowance for possible credit losses.............................................      361             316
   Loan fees and costs..............................................................      231             289
   Deferred compensation............................................................      104              76
                                                                                       -------        -------
     Total..........................................................................      819             681
                                                                                       -------         ------
Deferred tax liabilities:
   Unrealized gains on available-for-sale securities................................        -            (145)
   Depreciation.....................................................................     (199)           (168)
   Bond accretion...................................................................      (23)            (25)
   Leasing..........................................................................     (166)           (135)
                                                                                        ------          ------
     Total..........................................................................     (388)           (473)
                                                                                        ------          ------
       Deferred tax asset, net......................................................    $ 431           $ 208
                                                                                        ======          =====


         The provision for income taxes is comprised of the following components (in thousands):

                                                                                  Year Ended December 31,
                                                                       ---------------------------------------
                                                                        1996            1995             1994
                                                                        ----            ----             ----

Current..............................................................  $1,075            $627            $450
Deferred.............................................................      45               8              85
                                                                       ------            ----            ----
   Total.............................................................  $1,120            $635            $535
                                                                       ======            ====            ====


         The following tabulation presents a reconciliation of the expected provision for income taxes (in thousands), determined by using the current federal income tax rate of 34% in 1996, 1995 and 1994 to the actual provision for income taxes reflected in the accompanying consolidated financial statements.


                                                                                  Year Ended December 31,
                                                                      ----------------------------------------
                                                                        1996            1995             1994
                                                                        ----            ----             ----

Provision at the expected statutory rate.............................  $1,411           $1,000          $ 905
Effect of tax-exempt income..........................................    (322)            (323)          (380)
Other items..........................................................      31              (42)            10
                                                                       -------         -------          -----
   Provision for income taxes........................................  $1,120          $   635          $ 535
                                                                       =======         ========         =====


11.      EMPLOYEE BENEFIT PLANS

         The Company has a profit-sharing plan for the benefit of its employees. Contributions to the profit-sharing plan are made at the discretion of the Board of Directors, funded currently, and amounted to $214,000 in 1996, $181,000 in 1995, and $223,000 in 1994.

         The Company also maintains a 401(k) savings plan. The Company contributes 50% of the employee contribution up to 6% of compensation. The Company's 1996 and 1995 contributions to this plan were $58,000 and $25,000, respectively.

12.      REGULATORY MATTERS

         The Company may not pay dividends in any year in excess of the total of the current year's net income and the retained net income of the prior two years without the approval of the Federal Reserve Board. Accordingly, Company dividends in 1997 may not exceed $1,789,000 plus Company net income for 1997. Similar banking regulations limit the amount of dividends that may be paid to the Company by its bank subsidiary without prior approval of the Comptroller of the Currency.

         The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company meets all capital adequacy requirements to which it is subject.

         To be categorized as well capitalized, the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category. The Company's actual capital amounts (in thousands) and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                             For Capital       Prompt Corrective
                                                       Actual             Adequacy Purposes    Action Provisions
                                                 ------------------     -------------------    ------------------
                                                 Amount       Ratio     Amount        Ratio    Amount       Ratio
                                                 ------       -----     ------        -----    ------       -----
As of December 31, 1996:
   Total Capital (to Risk Weighted Assets).....  $22,417       12.72%    $14,100        8.0%    $17,600       10.0%
   Tier I Capital (to Risk Weighted Assets)....  $20,650       11.72%     $7,050        4.0%    $10,570        6.0%
   Tier I Capital (to Average Assets)..........  $20,650        7.46%    $11,100        4.0%    $13,850        5.0%
As of December 31, 1995:
   Total Capital (to Risk Weighted Assets).....  $20,631       13.82%    $11,940        8.0%    $14,930       10.0%
   Tier I Capital (to Risk Weighted Assets)....  $19,026       12.75%     $5,970        4.0%     $8,960        6.0%
   Tier I Capital (to Average Assets)..........  $19,026        7.58%    $10,040        4.0%    $12,560        5.0%


13.      OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

         The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheet. The contract amount of these instruments expresses the extent of involvement the Company has in particular classes of financial instruments.

         The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

         Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance sheet credit risk.

         The financial instruments whose contract amounts represent credit risk at December 31 were as follows (in thousands):

                                                        1996             1995
                                                        ----             ----

Commitments to extend credit........................   $16,458         $14,816
Standby letters of credit...........................   $   953         $   632


         Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, on an extension of credit is based on management's credit assessment of the counterparty.

         Standby letters of credit are conditional commitments issued by the Company guaranteeing performance by a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

14.      FAIR VALUES OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

         Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgements regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value. Mortgage loans held for resale are valued based on available market quotations.

         Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates its fair value.

         Short-term borrowings and notes payable: The carrying amounts of short-term borrowings and notes payable approximate their fair values.

         Other liabilities: Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

         Financial Assets and Liabilities

         The following represents the carrying values and estimated fair values as of December 31, 1996:

                                                                1996                           1995
                                                     --------------------------       -------------------------
                                                     Carrying        Estimated        Carrying       Estimated
                                                      Value          Fair Value        Value         Fair Value
                                                     --------        ----------       --------       ----------
                                                                               (In thousands)
FINANCIAL ASSETS
   Cash and Cash Equivalents.......................  $  15,971       $  15,971        $  12,519       $  12,519
   Investment Securities...........................     87,000          86,963           73,169          73,446
   Net Loans.......................................    175,990         181,587          152,306         151,495
   Accrued Interest Receivable.....................      2,349           2,349            1,971           1,971
FINANCIAL LIABILITIES
   Deposits........................................   $253,196        $254,536         $208,759        $210,534
   Accrued Interest Payable........................      2,416           2,416            1,746           1,746
   Short-Term Borrowings...........................          -               -            5,000           5,000
   Securities Sold Under Agreements
     to repurchase.................................        300             300              400             400
   Long-term Debt..................................     20,023          19,652           15,156          15,086


15.      CONDENSED FINANCIAL INFORMATION -PARENT COMPANY ONLY

         Condensed parent company only financial information is as follows (in thousands):

                                                                          Condensed Balance Sheet December 31,
                                                                          ------------------------------------
                                                                           1996                         1995
                                                                           ----                         ----
Assets:
   Cash  .............................................................    $      -                    $      -
   Investment in subsidiary...........................................      21,172                      19,509
                                                                          --------                    --------
     Total Assets.....................................................     $21,172                     $19,509
                                                                           =======                     =======
Liabilities and Stockholders' Equity:
   Stockholders' equity...............................................     $21,172                     $19,509
                                                                           =======                     =======


                                                                           Condensed Statement of Income
                                                                                Year Ended December 31,
                                                                        -------------------------------------
                                                                        1996            1995             1994
                                                                        ----            ----             ----
Earnings of Subsidiary:
   Received as dividends.............................................  $1,287           $   972        $   898
   Undistributed.....................................................   1,744             1,335          1,230
                                                                      -------           -------        -------
     Net Income......................................................  $3,031            $2,307         $2,128
                                                                       ======            ======         ======




                                                                            Condensed Statement of Cash Flow
                                                                                Year Ended December 31,
                                                                      ----------------------------------------
                                                                        1996            1995             1994
                                                                        ----            ----             ----
Operating Activities:
   Net income........................................................ $ 3,031           $2,307          $2,128
   Less undistributed earnings of subsidiary.........................   1,744            1,335           1,230
                                                                      -------           ------          ------
   Net cash provided by operating activities.........................   1,287              972             898
                                                                      -------           ------          ------
Investing Activities:
   Investment in subsidiary..........................................    (445)            (391)              -
                                                                      -------           ------          ------
Financing Activities:
   Cash dividends paid to stockholders...............................  (1,186)            (972)           (898)
   Issuance of common stock..........................................      344             283             108
                                                                      -------           ------          ------
   Net cash used in financing activities.............................    (842)            (689)           (790)
                                                                      -------           ------          ------
Increase (decrease) in Cash..........................................       -             (108)            108
Cash at Beginning of Year............................................       -              108               -
                                                                      -------           ------          ------
Cash at End of Year.................................................. $     -           $    -          $  108
                                                                      =======           ======          ======


16.      CONTINGENCIES

         On February 5, 1996, a complaint was filed against LA Bank ("the Bank") and certain directors and officers of the Bank. The plaintiffs demanded monetary and punitive damages and the additional payment of plaintiffs' attorneys' fees and disbursements and other court-related costs. Counsel representing the Company and the Bank are not currently able to provide an evaluation of the likelihood of an unfavorable outcome since an unfavorable outcome is neither probable nor remote. In addition, an estimate of the loss or range of loss, in the event of an unfavorable outcome, has not been provided since the probability of the inaccuracy of such an estimate is more than slight. No provision for any liability has been made in the accompanying financial statements as of December 31, 1996.

17.      SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

         Most of the Company's business activity is with customers located within the state. Investments in state and municipal securities typically involve governmental entities within the Company's market area. Concentrations of credit, as defined by the Company's loan policy, are groupings of loans with a common repayment source that exceed 25% of the Company's capital. As of December 31, 1996, the Company's receivables from, guarantees of, and obligations of companies in the used automobile sales industry were approximately $6.5 million, or 31% of capital. This dealer-related debt was comprised of floorplan inventory lines of credit, real estate secured operating lines of credit, business term loans which were mainly real estate secured, and recourse or repurchase third-party paper. Additionally, obligations such as residential mortgages and other personal debt, whose repayment is dependent on the operation of these dealerships, is included in this concentration. Overall, these relationships have been handled in a satisfactory manner.

         The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Company, as a matter of policy, does not extend credit in excess of 50% of the Company's regulatory legal lending limit to any single borrower or group of related borrowers.

         The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

18.      SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    Quarter Ending
                                              ------------------------------------------------------------------
                                              March 31,        June 30,         September 30,       December 31,
                                                1996             1996                1996                1996
                                              ---------        --------         -------------       ------------

Interest income............................   $4,740            $5,007            $5,177              $5,351
Interest expense...........................    2,354             2,505             2,563               2,761
Net interest income........................    2,386             2,502             2,614               2,590
Provision for possible credit losses.......      115               135               175                 225
Investment security gains (losses), net....      (48)                1                90                   -
Net income.................................      703               798               777                 753
Earnings per share(1)......................  $  0.19           $  0.22           $  0.21             $  0.20

-------------------------
(1) Reflects adjustment for 5% stock dividends issued on October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997. (See
     Note 19.)

                                                                    Quarter Ending
                                              ------------------------------------------------------------------
                                              March 31,        June 30,         September 30,       December 31,
                                                1996             1996                1996                1996
                                              ---------        --------         -------------       ------------

Interest income............................    $4,430           $4,741            $4,752              $4,625
Interest expense...........................     2,214            2,561             2,459               2,280
Net interest income........................     2,216            2,180             2,293               2,345
Provision for possible credit losses.......       135              225               140                 310
Investment security gains (losses), net....         -              227                24                  80
Net income.................................       447              459               671                 730
Earnings per share(1)......................   $  0.12          $  0.12           $  0.19             $  0.20

-------------------------
(1) Reflects adjustment for 5% stock dividends issued on October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997. (See
     Note 19.)


19.      SUBSEQUENT EVENTS

         On October 1, 1997, the Company paid a 5% stock dividend on its common stock, which resulted in an additional 88,463 shares being issued. The Company also issued a two-for-one stock split effective November 10, 1997, resulting in an additional 1,867,383 shares being issued. The weighted average number of shares outstanding, earnings per share and dividends per share for the years ended December 31, 1996, 1995 and 1994 reflect the issuance of these new shares. (See Notes 1, 9 and 18.)

==============================================================================

         No dealer, salesperson or any other individual has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied on as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof. Until December ___, 1997, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             --------------------

                               Table of Contents
                                                                          Page
                                                                          ----
Available Information...................................................    2
Information Incorporated By Reference...................................    2
Prospectus Summary......................................................    4
Risk Factors............................................................    9
Use of Proceeds.........................................................   10
Market for Common Stock and Related
   Shareholder Matters..................................................   10
Capitalization..........................................................   12
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations...........................................................   13
Business................................................................   30
Management..............................................................   46
Security Ownership of Certain Beneficial
   Owners and Management................................................   48
Executive Compensation..................................................   49
Certain Relationships and Related
   Transactions.........................................................   53
Description of Common Stock.............................................   53
Underwriting............................................................   55
Indemnification.........................................................   55
Legal Matters...........................................................   56
Experts.................................................................   56
Index to Consolidated Financial
   Statements...........................................................  F-1

==============================================================================

==============================================================================


                                700,000 Shares




                           Lake Ariel Bancorp, Inc.
                              Holding Company for


                                 LA BANK, N.A.
                                 [INSERT LOGO]

                                 Common Stock



                             --------------------

                                  PROSPECTUS

                             --------------------



                              ________ ___, 1997





                         JANNEY MONTGOMERY SCOTT INC.




==============================================================================

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

                 SEC Registration Fee.......................... $
                 Blue Sky Fees and Costs.......................
                 NASD Registration Fee.........................
                 Legal Fees and Disbursements..................     To be filed
                 Accounting Fees and Disbursements.............     by amendment
                 Printing......................................
                 Postage and Handling..........................
                 Miscellaneous.................................

                 Total Expenses................................ $
                                                                 ==============
---------------------------
Except for the SEC and NASD registration fees, all of the foregoing costs have been estimated.


Item 15.  Indemnification of Directors and Officers

         Section 1721 of the Pennsylvania Business Corporation Law of 1988 (the "BCL") (relating to the Board of Directors) declares that unless otherwise provided by statute or in a by-law adopted by the stockholders, all powers enumerated in section 1502 (relating to general powers), and elsewhere in the BCL or otherwise vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors. If any such provision is made in the by-laws, the powers and duties conferred or imposed upon the board of directors under the BCL shall be exercised or performed to such extent and by such person or persons as shall be provided in the by-laws.

         Section 1712 of the BCL further provides that a director shall stand in a fiduciary relation to the corporation and shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill or diligence, as a person of ordinary prudence would use under similar circumstances. In performing his duties, a director shall be entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by any of the following:

         (1) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

         (2) counsel, public accountants or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such person; or

         (3) a committee of the board upon which he does not serve, duly designated in accordance with law, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause his reliance to be unwarranted.

         Furthermore, under Section 1712 of the BCL, except as otherwise provided in a corporation's by-laws, an officer shall perform his or her duties as an officer in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. A person who so performs his or her duties shall not be liable by reason of having been an officer of the corporation.

         Section 1715 of the BCL states, in part, that in discharging the duties of their respective positions, the board of directors, committees of the board and individual directors may, in considering the best interests of the corporation, consider, to the extent they deem appropriate, the effects of any action upon any or all groups affected by such action, including stockholders, employees, suppliers, customers and creditors of the corporation and upon communities in which offices or other establishments of the corporation are located. In addition, the board of directors, committees of the board and individual directors may consider, to the extent they deem appropriate, the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation and the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation and all other pertinent factors. The consideration of those factors shall not constitute a violation of the preceding paragraph. Finally, in the consideration of those factors or the effects of any action, the board of directors, committees of the board and individual directors shall not be required to regard corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor.

         In exercising the above powers, the fiduciary duty of directors shall not be deemed to require them:

         (1) to redeem any rights under, or to modify or render inapplicable, any stockholder rights plan, including, but not limited to, a plan adopted pursuant or made subject to section 2513 of the BCL (relating to disparate treatment of certain persons);

         (2) to render inapplicable, or make determinations under, the provisions of Subchapter E (relating to control transactions), F (relating to business combinations), G (relating to control-share acquisitions) or H (relating to disgorgement by certain controlling stockholders following attempts to acquire control) of Chapter 25 or under any other provision of the BCL relating to or affecting acquisitions or potential or proposed acquisitions of control; or

         (3) to act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to stockholders in such an acquisition.

         Absent breach of fiduciary duty, lack of good faith or self-dealing, any act as the board of directors, a committee of the board or an individual director shall be presumed to be in the best interests of the corporation. In assessing whether the standard set forth in section 1712 of the BCL has been satisfied, there shall not be any greater obligation to justify, or higher burden of proof with respect to, any act as the board of directors, any committee of the board or any individual director relating to or affecting an acquisition or potential or proposed acquisition of control of the corporation than is applied to any other act as a board of directors, any committee of the board or any individual director. Notwithstanding the preceding provisions of this section, any act as the board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of the disinterested directors shall have assented shall be presumed to satisfy the standard set forth in section 1712, unless it is proven by clear and convincing evidence that the disinterested directors did not assent to such act in good faith after reasonable investigation.

         The term "disinterested director," as used in the above paragraph and for no other purpose, means:

         (1)      A director of the corporation other than:

                  (i) A director who has a direct or indirect financial or other interest in the person acquiring or seeking to acquire control of the corporation or who is an affiliate or associate, as defined in section 2552 of the BCL (relating to definitions), of, or was nominated or designated as a director by, a person acquiring or seeking to acquire control of the corporation.

                  (ii) Depending on the specific facts surrounding the director and the act under consideration, an officer or employee or former officer or employee of the corporation.

         (2) A person shall not be deemed to be other than a disinterested director solely by reason of any or all of the following:

                  (i) The ownership by the director of shares of the corporation.

                  (ii) The receipt as a holder of any class or series of any distribution made to all owners of shares of that class or series.

                  (iii) The receipt by the director of director's fees or other consideration as a director.

                  (iv) Any interest the director may have in retaining the status or position of director.

                  (v) The former business or employment relationship of the director with the corporation.

                  (vi) Receiving or having the right to receive retirement or deferred compensation from the corporation due to service as a director, officer or employee.

         Section 1717 of the BCL provides that the duty of the board of directors, committees of the board and individual directors under section 1712 of the BCL (relating to standard of care and justifiable reliance) is solely to the business corporation and may be enforced directly by the corporation or may be enforced by a stockholder, as such, by an action in the right of the corporation, and may not be enforced directly by a stockholder or by any other person or group. Notwithstanding the preceding sentence, certain other related sections of the BCL do not impose upon the board of directors, committees of the board and individual directors any legal or equitable duties, obligations or liabilities or create any right or cause of action against, or basis for standing to sue, the board of directors, committees of the board and individual directors.

         Moreover, Section 1713 of the BCL addresses the personal liability of directors and states that if a by-law adopted by the stockholders so provides, a director shall not be personally liable, as such, for monetary damages for any action taken unless:

         (1) the director has breached or failed to perform the duties of his office under this section; and

         (2) the breach of failure to perform constitutes self-dealing, willful misconduct or recklessness.

         The provisions discussed above shall not apply to:

         (1) the responsibility or liability of a director pursuant to any criminal statute; or

         (2) the liability of a director for the payment of taxes pursuant to local, state or federal law.

         Moreover, Section 1713 of the BCL provides that the Articles of Incorporation of a corporation may not provide greater exoneration from liability than that permitted under Section 1713.

         Finally, Section 1714 of the BCL states that a director of a corporation who is present at a meeting of its board of directors, or of a committee of the board, at which action on any corporate matter is taken on which the director is generally competent to act, shall be presumed to have assented to the action taken unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to the action with the secretary of the meeting before the adjournment thereof or transmits the dissent in writing to the secretary of the corporation immediately after the adjournment of the meeting. The right to dissent shall not apply to a director who voted in favor of the action. Nothing in this Section 1714 shall bar a director from asserting that minutes of the meeting incorrectly omitted his dissent if, promptly upon receipt of a copy of such minutes, he notified the secretary, in writing, of the asserted omission or inaccuracy.

         Section 1741 of the BCL (relating to third party actions) provides that unless otherwise restricted in its by-laws, a business corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner the he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had reasonable cause to believe that his conduct was not unlawful.

         Section 1742 of the BCL (relating to derivative actions) provides that unless otherwise restricted in its by-laws, a business corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of the action if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation. Indemnification shall not be made under this section in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless, and only to the extent that, the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which such action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of common pleas or such other court shall deem proper.

         Section 1743 of the BCL (relating to mandatory indemnification) provides for mandatory indemnification of directors and officers such that, to the extent that a representative of the business corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in Sections 1741 (relating to third party actions) or 1742 (relating to derivative actions), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

         Section 1744 of the BCL (relating to procedure for effecting indemnification) provides the procedure for effecting indemnification. Under this section unless ordered by a court, any indemnification under Section 1741 (relating to third party actions) or 1742 (relating to derivative actions) shall be made by the business corporation only as authorized in the specific case upon a determination that indemnification of the representative is proper in the circumstances because such person has met the applicable standard of conduct set forth in those sections. The determination shall be made:

         (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;

         (2) if such quorum is not obtainable, or, if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

         (3) by the stockholders.

         Section 1745 of the BCL (relating to advancing expenses) provides that expenses (including attorneys' fees) incurred in defending any action or proceeding referred to above may be paid by the business corporation in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the representative to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized by the BCL or otherwise.

         Section 1746 of the BCL (relating to supplementary coverage) provides that the indemnification and advancement of expenses provided by or granted pursuant to the other sections of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any other by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

         Section 1746 of the BCL also provides that indemnification referred to above shall not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The articles of incorporation may not provide for indemnification in the case of willful misconduct or recklessness.

         Section 1746 further declares that indemnification under any by-law, agreement, vote of stockholders or directors or otherwise, may be granted for any action taken or any failure to take any action and may be made whether or not the corporation would have the power to indemnify the person under any other provision of law except as provided in this section and whether or not the indemnified liability arises or arose from any threatened, pending or completed action by or in the right of the corporation. Such indemnification is declared to be consistent with the public policy of the Commonwealth of Pennsylvania.

         Section 1747 of the BCL (relating to the power to purchase insurance) provides that unless otherwise restricted in its by-laws, a business corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against that liability under the provisions of the BCL. Such insurance is declared to be consistent with the public policy of the Commonwealth of Pennsylvania.

         Section 1748 of the BCL (relating to application to surviving or new corporations) provides, that for the purposes of the BCL, references to "the corporation" include all constituent corporations absorbed in a consolidation, merger or division, as well as the surviving or new corporations surviving or resulting therefrom, so that any person who is or was a representative of the constituent, surviving or new corporation, or is or was serving at the request of the constituent, surviving or new corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of the BCL with respect to the surviving or new corporation as he would if he had served the surviving or new corporation in the same capacity.

         Section 1749 of the BCL (referring to application to employee benefit plans) states that, for the purposes of the BCL:

         (1) references to "other enterprises" shall include employee benefit plans and references to "serving at the request of the corporation" shall include any service as a representative of the business corporation that imposes duties on, or involves services by, the representative with respect to an employee benefit plan, its participants or beneficiaries;

         (2) excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be deemed "fines;" and

         (3) action with respect to an employee benefit plan taken or omitted in good faith by a representative of the corporation in a manner he reasonably believed to be in the interest of the participants and beneficiaries of the plan shall be deemed to be action in a manner that is not opposed to the best interests of the corporation.

         Section 1750 of the BCL (relating to duration and extent of coverage) declares that the indemnification and advancement of expenses provided by, or granted pursuant to, the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a representative of the corporation and shall inure to the benefit of the heirs and personal representative of that person.

         Articles VII and VIII of the By-laws of the Registrant provide for indemnification of the officers, employees and directors to the full extent authorized by Pennsylvania law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "SEC") such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the manner has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

 Exhibit Number Referred to
in Item 601 of Regulation S-K               Description of Exhibit
-----------------------------               ----------------------

              1                             Underwriting Agreement between the Registrant and Janney Montgomery
                                            Scott Inc. (to be filed by amendment).
              2                             None.
              4A                            Amended Articles of Incorporation of the Registrant, as of November 10,
                                            1997.
              4B                            Bylaws of the Registrant filed as an Exhibit on August 14, 1996 to
                                            Form 8-K (Commission File Number 2-85306) and hereby incorporated by reference.
              5                             Opinion of Schnader Harrison Segal & Lewis LLP of Harrisburg,
                                            Pennsylvania, Special Counsel to the Registrant, as to the legality of the shares of the Registrant's common stock to be registered.
              8                             None.
              10A                           Executive Employment Agreement dated September 1, 1993, among the
                                            Registrant, LA Bank and John G. Martines, the Chief Executive
                                            Officer of the Registrant and President and Chief Executive
                                            Officer of LA Bank, filed at Exhibit 10A on September 3, 1993 to Form S-1 (No. 33-68470) and hereby incorporated by reference.
              10B                           Executive Employment Agreement dated September 1, 1993, among the
                                            Registrant, LA Bank and Louis M. Martarano, the Vice President and
                                            Assistant Secretary of the Registrant and Senior Vice
                                            President and Chief Operating Officer of LA Bank, filed at
                                            Exhibit 10B on September 3, 1993 to Form S-1 (No. 33-68470) and
                                            hereby incorporated by reference.
              10C                           1994 Stock Option Plan of the Registrant filed at Exhibit 4A on
                                            May 13, 1994 to Form S-8 (No. 33-78976) and hereby incorporated by reference.


 Exhibit Number Referred to
in Item 601 of Regulation S-K               Description of Exhibit
-----------------------------               ----------------------

              10D                           Employee Stock Option Plan of the Registrant filed at Exhibit 4B on
                                            May 13, 1994 to Form S-8 (No. 33-78976) and hereby incorporated by reference.
              10E                           Dividend Reinvestment and Stock Purchase Plan of the Registrant
                                            filed on May 13, 1994 as part of the Prospectus to Form S-3 (No.
                                            33-76476) and hereby incorporated by reference.
              10F                           1997 Stock Option Plan of the Registrant filed at Exhibit 4 on
                                            May 14, 1997 to Form S-8 (No. 333-26987) and hereby incorporated by reference.
              11                            None.
              12                            None.
              13                            None.
              15                            None.
              16                            None.
              21                            Subsidiaries of the Registrant.
              23A                           Consent of Schnader Harrison Segal & Lewis LLP of Harrisburg,
                                            Pennsylvania, Special Counsel to the Registrant found at Exhibit 5.
              23B                           Consent of Parente, Randolph, Orlando, Carey & Associates, Certified
                                            Public Accountants, of Wilkes-Barre, Pennsylvania.
              24                            Power of Attorney of the Officers and Directors of the Registrant.
              25                            None.
              26                            None.
              27                            Financial Data Schedule.


Item 17.  Undertakings

         (a) Item 512(h) of Regulation S-K.

         The undersigned Registrant hereby undertakes that:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b) Item 512(i) of Regulation S-K.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Lake Ariel, Commonwealth of Pennsylvania, on November 4, 1997.

                                   LAKE ARIEL BANCORP, INC.



                          By:      /s/ John G. Martines
                                   -------------------------------------------
                                   John G. Martines, Chief Executive Officer

                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John G. Martines and Joseph J. Earyes, CPA, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities (including his capacity as a director or officer of Lake Ariel Bancorp, Inc., as the case may be), to sign any and all amendments (including post-effective amendments to this Registration Statement), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                                   Title                                Date
---------                                                   -----                                ----


/s/ Bruce D. Howe                                  Director and President                 November 4, 1997
------------------------------
Bruce D. Howe


/s/ John G. Martines                          Director and Chief Executive Officer        November 4, 1997
------------------------------
John G. Martines
(Chief Executive Officer)


/s/ Peter O. Clauss                                       Director                        November 4, 1997
------------------------------
Peter O. Clauss


/s/ Donald E. Chapman                              Director and Secretary                 November 4, 1997
------------------------------
Donald E. Chapman


/s/ Arthur M. Davis                                       Director                        November 4, 1997
------------------------------
Arthur M. Davis


/s/ Harry F. Schoenagel                                   Director                        November 4, 1997
------------------------------
Harry F. Schoenagel


/s/ William C. Gumble                                     Director                        November 4, 1997
------------------------------
William C. Gumble


/s/ Joseph J. Earyes                            Vice President and Treasurer              November 4, 1997
------------------------------
Joseph J. Earyes, CPA
(Principal Financial and Accounting
Officer)


                               INDEX TO EXHIBITS
 Item
Number   Description                                                        Page
------   -----------                                                        ----

  4A    Amended Articles of Incorporation of the Registrant,
        as of November 10, 1997.............................................S-1

    5   Opinion of Schnader Harrison Segal & Lewis LLP of
        Harrisburg, Pennsylvania, Special Counsel to Registrant, as to the legality of the shares of Registrant's stock being registered...S-6

  23A   Consent of Schnader Harrison Segal & Lewis LLP of
        Harrisburg, Pennsylvania, Special Counsel to the Registrant
        found at Exhibit 5..................................................S-8

  23B   Consent of Parente, Randolph, Orlando, Carey & Associates,
        Certified Public Accountants, of Wilkes-Barre, Pennsylvania.........S-9

  24    Power of Attorney of the Officers and Directors of the Registrant
        found on Page R-9...................................................S-11

  27    Financial Data Schedule.............................................S-12